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Index to consolidated financial statements

As filed with the Securities and Exchange Commission on December 16, 2009

Registration No. 333-162590

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Generac Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3621 (Primary Standard Industrial Classification Code Number)	20-5654756 (I.R.S. Employer Identification No.)

Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187
(262) 544-4811
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Aaron Jagdfeld
Chief Executive Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187
(262) 544-4811
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Matthew D. Bloch, Esq. David Blittner, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	John C. Ericson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 (Phone) (212) 455-2502 (Fax)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, $0.01 par value	$300,000,000	$16,740(3)

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act.

(2) Includes shares of common stock that may be purchased by the underwriters under their option to purchase additional shares of common stock, if any.

(3) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated             , 2009

Prospectus

                           shares

Generac Holdings Inc.

Common stock

This is an initial public offering of shares of common stock by Generac Holdings Inc. Generac is selling                   shares of common stock. The estimated initial public offering price is between $                  and $                  per share.

After pricing the offering, we expect that the shares will be listed on the New York Stock Exchange under the symbol "GNRC."

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 15.

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Generac, before expenses	$	$

The underwriters may also purchase up to an additional                  shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                  , 2010.

J.P. Morgan	Goldman, Sachs & Co.

                           , 2010

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Prospectus summary

This section summarizes key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. You should carefully review the entire prospectus, including the risk factors, the consolidated financial statements and the notes thereto, and the other documents to which this prospectus refers before making an investment decision. Unless the context requires otherwise, references in this prospectus to "Generac," "we," "us," "our company" or similar terms refer to Generac Holdings Inc. and its subsidiaries.

Our company

We are a leading designer and manufacturer of a wide range of automatic, stationary standby and portable generators. We have a leading market share of the standby generator market in the United States and Canada, having grown our company organically by a 16% compound annual growth rate since 2000. We design, engineer and manufacture generators with an output of between 800W and 9mW of power for which we also manufacture, source and modify engines, alternators, automatic transfer switches and other necessary components. Our generators are fueled by natural gas, liquid propane, gasoline, diesel and Bi-Fuel™ (combined diesel and natural gas) and serve the power requirements of a wide variety of end markets, including the residential, commercial, industrial and telecommunications markets. For the twelve months ended September 30, 2009, we generated net sales of $606.9 million, a net loss of $491.4 million (includes a non-cash goodwill and trade name impairment charge of $583.5 million) and Adjusted EBITDA (as defined on page 11) of $153.7 million. We generated net sales of $574.2 million and a net loss of $556.0 million (includes a non-cash goodwill and trade name impairment charge of $583.5 million) in the year ended December 31, 2008; we generated net sales of $434.2 million and net income of $24.4 million in the nine months ended September 30, 2009. For an explanation of Adjusted EBITDA, a reconciliation of Adjusted EBITDA to net income (loss) and a description of how management uses Adjusted EBITDA, see pages 11 to 14; for a description of the calculation and use of financial data for the twelve months ended September 30, 2009, see page 10.

While standby power systems have long been present in hospitals, data centers and industrial facilities, their use for residential and small business applications is a relatively recent development. Our leadership position, first mover advantage and focus on natural gas generators have enabled us to successfully penetrate these new markets. We believe that our leading market position in the U.S. and Canadian standby markets is largely attributable to our strategy of providing high-quality, innovative and affordable products through our extensive and multi-layered distribution network.

Our market opportunity

Aging U.S. power grid leading to recurring power outages

Disruptions to the aging U.S. power grid are increasing due to demand growth, equipment failures, prevalent under-investment and a variety of environmental causes. Given the large estimated cost to upgrade the U.S. power grid, we believe it is unlikely that the core causes of power disturbances will be addressed in the near future.

Generators are an alternative reliable power solution

Emergency standby generators, permanently installed outside a home, business or manufacturing facility, provide back-up power to a utility power source to ensure an uninterrupted power supply. Portable generators are used where a permanent back-up power source is impractical. We estimate that the generator market in the United States and Canada was $3.6 billion in 2008 in a global generator market estimated by Frost and Sullivan to be over $11 billion in 2008.

The cost of outages and the relative affordability of generators have improved their potential return on investment

Compared to the potential cost of power outages, the purchase and installation of back-up power generators is relatively inexpensive, often yielding a short-term positive return on investment for commercial and industrial consumers. According to a report published by Lawrence Berkeley National Laboratory, the total estimated cost of power outages was $57 billion and $20 billion for commercial and industrial consumers, respectively. The increased availability of natural gas generators that are a lower cost solution than traditional diesel generators has improved the return on investment in back-up power for these consumers.

Low penetration in residential and light-commercial markets and opportunities for increased penetration in industrial market

There is a substantial opportunity for penetration in the residential standby market, since we estimate penetration to be approximately 2% of U.S. single-family, detached, owner-occupied households with a home value of over $100,000, as defined by the U.S. Census Bureau. We believe that each 1% of U.S. household penetration potentially represents up to an approximate $2 billion market opportunity at current product pricing. The light-commercial market also represents a significant penetration opportunity, with over two million potential customer locations in the United States.

Demographic trends lead to an increased focus on the safety and security provided by standby generators

We believe that demographic changes may lead to an increase in demand as the U.S. population ages and becomes increasingly conscious of safety issues, focused on convenience and dependent on electronic devices. According to our warranty registration data, currently over 70% of home standby generators are purchased by consumers over 50 years of age.

Opportunities for international expansion

The international market represents a significant opportunity for growth in the sale of generators. Generator sales are expected to grow 14% to 15% in Colombia and Mexico in 2010, 10% annually in Russia through 2011 and approximately 14% in China by 2015, in each case according to Frost and Sullivan.

Regulatory changes should lead to growth in the commercial and industrial standby markets

Federal, state and local legislation, as well as building, health and safety codes, require the use of standby generators within certain segments of the industrial and light-commercial markets, and any new mandates could have a significant impact on the generator market. Additionally, increased federal and municipal regulation of diesel engine emissions and fuel storage should encourage market growth for natural gas-powered standby generators.

Potential benefits from infrastructure spending programs and recovery in the non-residential construction market

The American Recovery and Reinvestment Act passed in February 2009 provides for $130 billion of construction-related spending for a wide range of projects, which we believe should benefit the industrial generator market. After the current downturn in non-residential construction in the United States, the Rosen Consulting Group estimates that spending in this sector will recover after 2010.

Our competitive strengths

Significant market share with opportunities for further penetration

We enjoy a leading industry market position with a significant market share in the United States and Canada and opportunities for future penetration. In the residential standby generator market, we believe we are the market leader with a market share that we estimate to be approximately 70%. We believe we also hold strong positions in the light-commercial and industrial markets with an 8% overall market share and a higher share in certain end markets.

Multi-layered distribution model

The majority of standby power systems are installed by an experienced contractor. As a result, having a network of experienced dealers who can sell, manage the installation of, and service the generator is important. We believe that our multi-layered distribution model gives us an advantage over competitors who generally rely on a single distribution channel. We use over 3,700 direct dealers for residential, light-commercial and industrial end-users, as well as wholesale, private label, retail, e-commerce and catalog distribution channels, enabling us to reach a broad range of customers.

Broadest product line in the industry

Our product offerings include a comprehensive selection of standby and portable generators with ranges of power output and fuel type capable of catering to many end markets and users. We believe that our broad product line provides us with a competitive advantage because dealers and distributors prefer dealing with a single source for a broad range of their generator needs.

Engineering excellence

We currently employ over 100 engineers focused on new product development, existing product improvement and cost reduction. Our commitment to research and development has resulted in a portfolio of approximately 50 patents and patent applications. Examples of our innovation include our technology concerning Bi-Fuel™ and our Modular Power Systems, or MPS, technology.

Low-cost producer

We believe that our product engineering, manufacturing and sourcing capabilities, along with our production volume, have enabled us to be one of the lowest-cost producers in the industry. We have implemented lean manufacturing initiatives and designed our production facilities to quickly adapt to customer demand and to the development of new product offerings. As part of our sourcing strategy, we have developed strong relationships with a network of reliable, low-cost suppliers in the United States and abroad.

Financial flexibility and strong free cash flow generation

Our flexible cost structure has contributed to our financial strength and strong cash flow generation, enabling us to respond quickly to varying market environments. Furthermore, our business model generally requires low capital expenditures. In addition, due to a tax election we made at the time of the CCMP Transactions described below, we expect to have $122 million in annual amortization deductions of intangibles for tax purposes through 2020, which can be used to reduce any cash tax obligations, in addition to our $163.6 million balance of net operating losses as of September 30, 2009.

Experienced management team with substantial equity stake

Our senior management team has significant generator industry experience and a strong track record with a combined total of over 100 years of industry and related experience. We expect that upon consummation of this offering, members of our senior management team will own approximately             % of our outstanding common stock on a fully-diluted basis.

Our strategy

Further develop domestic distribution and sales channels

We intend to further expand our footprint in North America by continuing to develop our network of dealers, wholesalers and retailers. We have recruited over 600 new dealers in 2009, and we have trained over 10,000 technicians on our products over the last three years. We are also targeting non-traditional commercial end markets, such as smaller health care facilities, nursing homes, pharmacies and convenience stores, through our national accounts program.

Increase awareness of standby power solutions

We believe that through our extensive distribution network, potential customers are becoming increasingly aware of the benefits of standby power solutions. Through our targeted marketing initiatives, we seek to increase customer awareness of our products and to further develop Generac® as the leading brand in the standby power market.

Focus on innovation and product development

We intend to continue to provide innovative and affordable products to our customers, drawing upon our engineering expertise and experience. In the industrial market, we market our proprietary MPS technology, which provides increased affordability, redundancy and scalability within the 600kW to 9,000kW output ranges when compared to single-engine generators. We have also developed an affordable line of natural gas generators for the light-commercial market, with proprietary fuel systems, emissions technology and control systems.

Further develop international distribution opportunities

With less than 1% of our 2008 net sales from markets outside of the United States and Canada, international sales represent a significant growth opportunity for us. We have a developing distribution network in Mexico and Central and South America and are actively pursuing partnerships with established international distribution partners in other regions.

Expand product offering in complementary markets

We introduced an expanded line of portable generators in 2008 and have subsequently added significant distribution capacity, providing us increased opportunities to sell both portable and standby generators. We expect to evaluate opportunities to expand organically or through opportunistic acquisitions into other complementary engine-driven products where we can leverage our manufacturing, sourcing and engineering capabilities and our distribution network.

Risks associated with our business

Our business is subject to numerous risks, as discussed more fully in the section entitled "Risk factors" beginning on page 15 of this prospectus, which you should read in its entirety. In particular:

•
Demand for our products is significantly affected by unpredictable major power outage events that can lead to substantial variations in, and uncertainties regarding, our financial results from period to period;

•
Demand for our standby generators is significantly affected by durable goods spending by consumers and businesses and other macroeconomic conditions;

•
Decreases in the availability, or increases in the cost, of raw materials and key components we use could materially reduce our earnings;

•
The industry in which we compete is highly competitive, and our failure to compete successfully could adversely affect our results of operations and financial condition;

•
Our industry is subject to technological change, and our failure to continue developing new and improved products and to bring these products rapidly to market could have an adverse impact on our business;

•
We rely on independent dealers and distribution partners, and the loss of these dealers and distribution partners, or of any of our sales arrangements with significant private label, telecommunications or retail customers, would adversely affect our business;

•
Our business could be negatively impacted if we fail to adequately protect our intellectual property rights or if third parties claim that we are in violation of their intellectual property rights;

•
Our operations are subject to various environmental, health and safety laws and regulations, and non-compliance with or liabilities under such laws and regulations could result in substantial costs, fines, sanctions and claims;

•
Our products are subject to substantial government regulation;

•
We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness; and

•
After this offering, our principal stockholder will continue to have substantial control over us.

Principal stockholder

In November 2006, affiliates of CCMP Capital Advisors, LLC, or CCMP, together with affiliates of Unitas Capital Ltd., or Unitas, and members of our management, formed Generac and, through Generac, acquired all of the capital stock of Generac Power Systems, Inc., or Generac Power Systems. After this offering, affiliates of CCMP will collectively own approximately             % of our outstanding common stock. For more information, see "CCMP transactions."

CCMP is a leading global private equity firm specializing in buyouts and growth equity investments in companies ranging from $500 million to more than $3 billion in size. CCMP's founders have invested over $12 billion since 1984, which includes their activities at J.P. Morgan Partners, LLC (a private equity division of JPMorgan Chase & Co.) and its predecessor firms. CCMP was formed in August 2006 when the buyout and growth equity investment professionals of J.P. Morgan Partners, LLC separated from JPMorgan Chase & Co. to commence operations as an independent firm. CCMP's latest fund, CCMP Capital Investors II, L.P., closed in September 2007 with commitments of approximately $3.38 billion. The foundation of CCMP's investment approach is to leverage the combined strengths of its deep industry expertise and proprietary global network of relationships by focusing on five targeted industries (Consumer, Retail and Services; Energy; Healthcare Infrastructure; Industrials; and Media and Telecom).

Corporate reorganization

Prior to the consummation of this offering and after giving effect to a                           for one reverse Class A Common Stock split:

•
our Class B Common Stock will convert automatically into an aggregate of             shares of our Class A Common Stock;

•
our Series A Preferred Stock will convert automatically into an aggregate of             shares of our Class A Common Stock; and

•
our Class A Common Stock will be reclassified as common stock.

We refer to the transactions listed above as the "Corporate Reorganization."

For more information, see "Management's discussion and analysis of financial condition and results of operations—Corporate reorganization."

Our executive offices

Generac is a Delaware corporation, which was founded in 2006 and is headquartered in Waukesha, Wisconsin. Generac Power Systems, our principal operating subsidiary, is a Wisconsin corporation founded in 1959. Our principal executive offices are located at S45 W29290 Hwy. 59, Waukesha, Wisconsin 53187. Our main telephone number is (262) 544-4811. Our website address is www.generac.com. None of the information on our website or any other website identified herein is part of this prospectus.

Generac®, Guardian®, Centurion® and Quietsource® are registered trademarks of Generac Power Systems, Inc. All other trademarks and trade names identified in this prospectus, including Bi-Fuel™, are the property of unrelated third parties.

The offering

Shares of common stock offered by us	shares.
Shares of common stock to be outstanding after this offering	shares.
Option to purchase additional shares	The underwriters have an option to purchase a maximum of additional shares of our common stock. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ (the midpoint of the price range set forth on the cover of this prospectus). We intend to use these net proceeds to pay down a portion of our first and second lien term loans, to pay fees and expenses associated with the offering and for general corporate purposes. See "Use of proceeds."
Dividend policy	We do not anticipate paying any dividends on our common stock; however, we may change this policy in the future. See "Dividend policy."
Proposed New York Stock Exchange symbol	"GNRC".
Conflicts of interest	One or more affiliates of J.P. Morgan Securities Inc. are limited partners in CCMP Capital Investors II, L.P., which is a stockholder of our company. For more information, see "Conflicts of interest."

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering excludes                  shares of our common stock issuable upon exercise of stock options at an exercise price equal to the initial public offering price and shares of restricted stock that we intend to grant to our named executive officers and other employees and certain of our directors at the time of this offering and                  shares of our common stock to be reserved for future grants under our Omnibus Plan.

Unless otherwise noted, the information in this prospectus:

•
gives effect to the modification to our capital structure described above under "—Corporate reorganization";

•
assumes no exercise of the underwriters' option to purchase up to                                              additional shares from us; and

•
assumes an initial public offering price of $           per share, the midpoint of the price range set forth on the cover of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the aggregate number of shares of common stock to be outstanding after this offering by                           shares.

Summary historical consolidated financial and other data

The table below provides our summary historical consolidated financial and other data for the periods and as of the dates indicated. The summary historical consolidated financial and other data for the period from January 1, 2006 through November 10, 2006 (Predecessor Period), the period from November 11, 2006 through December 31, 2006 (Successor Period) and the years ended December 31, 2007 and 2008 are derived from our audited consolidated financial statements for such periods included elsewhere in this prospectus. The summary historical consolidated financial and other data for the nine months ended September 30, 2008 and 2009 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The summary historical consolidated financial data for the twelve months ended September 30, 2009, which are unaudited, have been calculated by subtracting the data for the nine months ended September 30, 2008 from the data for the year ended December 31, 2008, and adding the data for the nine months ended September 30, 2009. This presentation is not in accordance with U.S. GAAP.

In November 2006, affiliates of CCMP, together with affiliates of Unitas and members of our management formed Generac and, through Generac, acquired all of the capital stock of Generac Power Systems. See "CCMP transactions." Generac in all periods prior to November 2006 is referred to as "Predecessor," and in all periods including and after such date is referred to as "Successor." As a result of purchase accounting adjustments associated with the CCMP Transactions, the consolidated financial statements for all Successor periods may not be comparable to those of the Predecessor Period.

The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with "Selected historical consolidated financial data," "Capitalization," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor
	Period from January 1, 2006 through November 10, 2006	Period from November 11, 2006 through December 31, 2006			Nine months ended September 30,
			Year ended December 31, 2007	Year ended December 31, 2008			Twelve months ended September 30, 2009(1)
(Dollars in thousands)					2008	2009

Statement of operations data:
Net sales	$606,249	$74,110	$555,705	$574,229	$401,605	$434,284	$606,908
Costs of goods sold	371,425	55,105	333,428	372,199	257,736	262,078	376,541

Gross profit	234,824	19,005	222,277	202,030	143,869	172,206	230,367
Operating expenses:
Selling and service	45,800	5,279	52,652	57,449	41,068	44,863	61,244
Research and development	9,141	1,168	9,606	9,925	7,477	7,752	10,200
General and administrative	12,631	1,695	17,581	15,869	11,708	11,538	15,699
Amortization of intangibles(2)	—	8,576	47,602	47,602	35,604	38,863	50,861
Transaction-related expenses(3)	149,792	—	—	—	—	—	—
Goodwill and trade name impairment charge(4)	—	—	—	583,486	—	—	583,486

Total operating expenses	217,364	16,718	127,441	714,331	95,857	103,016	721,490
Income (loss) from operations	17,460	2,287	94,836	(512,301)	48,012	69,190	(491,123)

Other income (expense):
Interest expense	(673)	(18,354)	(125,366)	(108,022)	(81,466)	(60,384)	(86,940)
Gain on extinguishment of debt(5)	—	—	18,759	65,385	5,311	14,745	74,819
Investment income	1,571	302	2,682	600	1,578	2,089	1,111
Other, net	(52)	(192)	(1,196)	(1,217)	(856)	(941)	(1,302)

Total other (expense) income, net	846	(18,244)	(105,121)	(43,254)	(75,433)	(44,491)	(12,312)
Income (loss) before provision (benefit) for income taxes	18,306	(15,957)	(10,285)	(555,555)	(27,421)	24,699	(503,435)
Provision (benefit) for income taxes	5,519	—	(571)	400	12,769	324	(12,045)

Net income (loss)	$12,787	$(15,957)	$(9,714)	$(555,955)	$(40,190)	$24,375	$(491,390)

Statement of cash flows data:
Depreciation	4,654	936	6,181	7,168	5,286	5,818	7,700
Amortization	24	8,576	47,602	47,602	35,604	38,863	50,861
Net change in operating assets and liabilities	(15,441)	41,879	7,629	(11,197)	(17,624)	(30,062)	(23,635)
Net cash provided by operating activities	2,761	36,060	38,513	10,225	(18,845)	45,131	74,201
Expenditures for property and equipment	(6,225)	(720)	(13,191)	(5,186)	(3,877)	(2,902)	(4,211)
Net cash used in investing activities	(5,707)	(1,865,003)	(12,732)	(5,038)	(3,758)	(2,741)	(4,021)
Net cash (used in) provided by financing activities	(15,227)	1,883,414	(8,937)	4,728	(10,743)	10,500	25,971
Other financial data:
Adjusted EBITDA(6)	174,303	19,042	158,148	129,858	91,192	115,006	153,672

(Dollars in thousands)	As of September 30, 2009

Balance sheet data:
Current assets:
Cash and cash equivalents	$134,119
Other current assets	205,950

Total current assets	340,069
Property, plant and equipment, net	73,666
Intangibles and other long-term assets	932,591

Total assets	1,346,326

Current portion of long-term debt	7,125
Other current liabilities	126,372

Total current liabilities	133,497
Long-term debt, less current portion	1,084,414
Other long-term liabilities	17,834

Total liabilities	1,235,745
Series A Preferred Stock	113,109
Class B Voting Common Stock	765,096
Stockholders' deficit	(767,624)

Total liabilities and stockholders' equity(7)	1,346,326

(1)   The statement of operations and cash flow data for the twelve months ended September 30, 2009, which are unaudited, have been calculated by subtracting the data for the nine months ended September 30, 2008 from the data for the year ended December 31, 2008, and adding the data for the nine months ended September 30, 2009. This presentation is not in accordance with generally accepted accounting principles, or U.S. GAAP. We believe that this presentation provides useful information to investors regarding our recent financial performance and we view this presentation of the four most recently completed quarters as a key measurement period for investors to assess our historical results. In addition, our management uses trailing four quarter financial information to evaluate the financial performance of the company for ongoing planning purposes, including a continuous assessment of our financial performance in comparison to budgets and internal projections. We also use trailing four quarter financial data to test compliance with covenants under our senior secured credit facilities. This presentation has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. See footnote (6) below for a description of these limitations.

(2)   Our amortization of intangibles expenses include the straight-line amortization of customer lists, patents and other intangibles assets.

(3)   Transaction-related expenses incurred by the Predecessor, primarily related to the settlement of the employee share appreciation program in connection with the CCMP Transactions.

(4)   As of October 31, 2008, as a result of our annual goodwill and trade names impairment test, we determined that an impairment of goodwill and trade names existed, and we recognized a non-cash charge of $583.5 million in 2008.

(5)   During 2007, affiliates of CCMP acquired $80.3 million principal amount of second lien term loans for approximately $60.0 million. CCMP's affiliates exchanged this debt for additional shares of our Class B Common Stock. The fair value of the shares exchanged was $60.0 million. We recorded this transaction as additional Class B Common Stock of $60.0 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $18.8 million, which includes a write-off of deferred financing fees and other closing costs in the consolidated statement of operations for the year ended December 31, 2007.

 During 2008, affiliates of CCMP acquired $148.9 million principal amount of second lien term loans for approximately $81.1 million. CCMP's affiliates exchanged this debt for additional shares of our Class B Common Stock and Series A Preferred Stock. The fair value of the shares exchanged was $81.1 million. We recorded this transaction as Series A Preferred Stock of $62.9 million and Class B Common Stock of $18.2 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $65.4 million, which includes a write-off of deferred financing fees and other closing costs in the consolidated statement of operations for the year ended December 31, 2008.

 During the nine months ended September 30, 2009, affiliates of CCMP acquired $9.9 million principal amount of first lien term loans and $20.0 million principal amount of second lien term loans for approximately $14.8 million. CCMP's affiliates exchanged this debt for 1,475.4596 shares of Series A Preferred Stock. The fair value of the shares exchanged was $14.8 million. We recorded this transaction as additional Series A Preferred Stock of $14.8 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value.

Consequently, we recorded a gain on extinguishment of debt of $14.7 million, which includes a write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the nine months ended September 30, 2009.

 During the nine months ended September 30, 2008, affiliates of CCMP acquired $24.0 million principal amount of second lien term loans for approximately $18.2 million. CCMP's affiliates exchanged this debt for 2,400 shares of Class B Common Stock. The fair value of the shares exchanged was $18.2 million. We recorded this transaction as additional Class B Common Stock of $18.2 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $5.3 million, which includes a write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the nine months ended September 30, 2008.

(6)   Adjusted EBITDA represents net income (loss) before interest expense, taxes, depreciation and amortization, as further adjusted for the other items reflected in the reconciliation table set forth below. This presentation is substantially consistent with the presentation used in our senior secured credit facilities, which we refer to in this prospectus as "Covenant EBITDA", except that we do not give effect to certain additional adjustments that are permitted under those facilities which, if included, would increase the amount reflected in this table. For a description of the additional adjustments permitted for Covenant EBITDA under our senior secured credit facilities, see "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Senior secured credit facilities—Covenant compliance."

We view Adjusted EBITDA as a key measure of our performance. We present Adjusted EBITDA not only due to its importance for purposes of our senior secured credit facilities but also because it assists us in comparing our performance across reporting periods on a consistent basis because it excludes items that we do not believe are indicative of our core operating performance. Our management uses Adjusted EBITDA:

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for planning purposes, including the preparation of our annual operating budget and developing and refining our internal projections for future periods;

•
to allocate resources to enhance the financial performance of our business;

•
as a benchmark for the determination of the bonus component of compensation for our senior executives under our management incentive plan, as described further under "Compensation discussion and analysis—Components of compensation—Annual bonus: incentive compensation plan";

•
to evaluate the effectiveness of our business strategies and as a supplemental tool in evaluating our performance against our budget for each period; and

•
in communications with our board of directors and investors concerning our financial performance.

We believe Adjusted EBITDA will be used by securities analysts, investors and other interested parties in the evaluation of our company. Management believes that the disclosure of Adjusted EBITDA offers an additional financial metric that, when coupled with U.S. GAAP results and the reconciliation to U.S. GAAP results, provides a more complete understanding of our results of operations and the factors and trends affecting our business. We believe Adjusted EBITDA is useful to investors for the following reasons:

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Adjusted EBITDA and similar non-GAAP measures are widely used by investors to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired;

•
Investors can use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of our company, including our ability to service our debt and other cash needs; and

•
by comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating performance excluding the impact of items described below.

The adjustments included in the reconciliation table listed below are provided for under our senior secured credit facilities (except where noted in footnote (h) below) and also are presented to illustrate the operating performance of our business in a manner consistent with the presentation used by our management and board of directors. These adjustments eliminate the impact of a number of items that:

•
we do not consider indicative of our ongoing operating performance, such as non-cash impairment and other charges, transaction costs relating to the CCMP Transactions and to repurchases of our debt by affiliates of CCMP, non-cash gains relating to the retirement of debt, severance costs and other restructuring-related business optimization expenses;

•
we believe to be akin to, or associated with, interest expense, such as administrative agent fees, revolving credit facility commitment fees and letter of credit fees; or

•
will be eliminated following the consummation of this offering, such as sponsor fees.

We explain in more detail in footnotes (a) through (h) below why we believe these adjustments are useful in calculating Adjusted EBITDA as a measure of our operating performance.

Adjusted EBITDA does not represent, and should not be a substitute for, net income or cash flows from operations as determined in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

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Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

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Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

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Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•
several of the adjustments that we use in calculating Adjusted EBITDA, such as non-cash impairment charges, while not involving cash expense, do have a negative impact on the value our assets as reflected in our consolidated balance sheet prepared in accordance with U.S. GAAP;

•
the adjustments for business optimization expenses, which we believe are appropriate for the reasons set out in note (d) below, represent costs associated with severance and other items which are reflected in operating expenses and income (loss) from continuing operations in our consolidated statements of operations prepared in accordance with U.S. GAAP; and

•
other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Furthermore, as noted above, one of our uses of Adjusted EBITDA is as a benchmark for determining elements of compensation for our senior executives. At the same time, some or all of these senior executives have responsibility for monitoring our financial results generally, including the items that are included as adjustments in calculating Adjusted EBITDA (subject ultimately to review by our board of directors in the context of the board's review of our quarterly financial statements). While many of the adjustments (for example, transaction costs and credit facility fees and sponsor fees), involve mathematical application of items reflected in our financial statements, others (such as business optimization adjustments) involve a degree of judgment and discretion. While we believe that all of these adjustments are appropriate, and while the quarterly calculations are subject to review by our board of directors in the context of the board's review of our quarterly financial statements and certification by our chief financial officer in a compliance certificate provided to the lenders under our senior secured credit facilities, this discretion may be viewed as an additional limitation on the use of Adjusted EBITDA as an analytical tool.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally.

Our senior secured credit facilities require us to maintain a leverage ratio of consolidated total debt, net of unrestricted cash and marketable securities, to Covenant EBITDA at a level that varies over time. As of September 30, 2009, our ratio was 6.37 to 1.00, which was below the covenant requirement of 7.25 to 1.00 under the first lien credit facility and 7.50 to 1.00 under the second lien credit facility, as well as the requirement of 6.75 to 1.00, which will be the requirement under the more restrictive of the facilities at December 31, 2009. Failure to comply with this covenant would result in an event of default under our senior secured credit facilities unless waived by our lenders. Our senior secured credit facilities contain other events of default that are customary for similar facilities and transactions, including a cross-default provision under the first lien credit facility with respect to any other indebtedness in an outstanding aggregate principal amount in excess of $25.0 million and a cross-default provision under the second lien credit facility with respect to any other indebtedness in an outstanding aggregate principal amount in excess of $28.75 million. An event of default under our senior secured credit facilities could result in the acceleration of our indebtedness under the facilities, and we may be unable to repay or finance the amounts due. In addition, our senior secured credit facilities restrict our ability to take certain actions, such as incur additional debt or make certain acquisitions, if we are unable to meet our leverage ratio. Failure to comply with these covenants would result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. As our failure to comply with the covenants described above can, at best, limit our ability to incur debt or grow our company and, at worst, cause us to default under the agreements governing our indebtedness, management believes that our senior secured credit facilities and these covenants are material to us. We explain the importance of Covenant EBITDA and describe how it is calculated in more detail in "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Senior secured credit facilities—Covenant compliance," including a reconciliation of Covenant EBITDA to net income on pages 65 to 66.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	Predecessor	Successor
	Period from January 1, 2006 through November 10, 2006	Period from November 11, 2006 through December 31, 2006			Nine months ended September 30,
			Year ended December 31, 2007	Year ended December 31, 2008			Twelve months ended September 30, 2009
(Dollars in thousands)					2008	2009

Net income (loss)	$12,787	$(15,957)	$(9,714)	$(555,955)	$(40,190)	$24,375	$(491,390)
Interest expense	673	18,354	125,366	108,022	81,466	60,384	86,940
Depreciation and amortization	4,678	9,512	53,783	54,770	40,890	44,681	58,561
Income taxes provision (benefit)	5,519	—	(571)	400	12,769	324	(12,045)
Non-cash impairment and other charges(a)	416	6,998	5,328	585,634	(32)	(1,389)	584,277
Transaction costs and credit facility fees(b)	149,792	80	1,044	1,319	807	1,168	1,680
Non-cash gains(c)	—	—	(18,759)	(65,385)	(5,311)	(14,745)	(74,819)
Business optimization expenses(d)	438	62	1,944	971	724	—	247
Sponsor fees(e)	—	70	500	500	375	375	500
Letter of credit fees(f)	—	—	335	169	145	109	133
Other state taxes(g)	—	—	—	53	—	78	131
Holding company interest income(h)	—	(77)	(1,108)	(640)	(451)	(354)	(543)

Adjusted EBITDA	$174,303	$19,042	$158,148	$129,858	$91,192	$115,006	$153,672

(a)   Represents the following non-cash charges:

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for the Predecessor Period, a loss on disposal of assets;

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for the period from November 11 through December 31, 2006, a charge for the step-up in book value of inventory as a result of the application of purchase accounting in connection with the CCMP Transactions;

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for the year ended December 31, 2007, primarily a $3.9 million charge for the step-up in book value of inventory as a result of the application of purchase accounting in connection with the CCMP Transactions. Also includes $1.4 million of other charges, including a write-off of a pre-CCMP Transactions receivable, stock compensation expense, unsettled mark-to-market losses on copper forward contracts and losses on disposals of assets;

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for the year ended December 31, 2008, primarily $503.2 million in goodwill impairment charges and $80.3 million in trade name impairment charges described in "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies—Goodwill and other intangible assets." $1.6 million of the amount is comprised of unsettled mark to market losses on copper forward contracts, a write-off of pre-CCMP Transactions bad debts and losses on disposals of assets. Separately, the amount also includes a write-off of certain inventory;

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for the nine months ended September 30, 2008, losses on disposals of assets less unsettled mark-to-market gains on copper forward contracts;

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for the nine months ended September 30, 2009, primarily unsettled mark-to-market gains on copper forward contracts; and

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for the twelve months ended September 30, 2009, primarily $503.2 million in goodwill impairment charges and $80.3 million in trade name impairment charges described above. Also includes $0.8 million of other charges, including a write-off of pre-CCMP Transactions bad debts, a write-off of certain inventory and losses on disposals of assets.

We believe that adjusting net income for these non-cash charges is useful for the following reasons:

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The losses on disposals of assets in several periods described above result from the sale of assets that are no longer useful in our business and therefore represent losses that are not from our core operations;

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The charge for the step-up in the value of inventory as a result of the application of purchase accounting at the time of the CCMP Transactions is a one-time charge resulting from our acquisition by CCMP in 2006 described in "CCMP transactions;"

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The write-offs of certain pre-CCMP Transaction bad debts in the years ended December 31, 2007 and 2008 are non-cash charges that we believe do not reflect cash outflows after our acquisition by CCMP;

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The charges for unsettled mark-to-market gains and losses on copper forward contracts represent non-cash items to reflect changes in the fair value of forward contracts that have not been settled or terminated. We believe that it is useful to adjust net income for these items because the charges do not represent a cash outlay in the period in which the charge is incurred, although Adjusted EBITDA must always be used together with our U.S. GAAP statements of operations and cash flows to capture the full effect of these contracts on our operating performance;

•
The goodwill and trade name impairment charges recorded in the year ended December 31, 2008 (and also reflected in the twelve months ended September 30, 2009) are one-time items that we believe do not reflect our ongoing operations. These charges are explained in greater detail in "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies—Goodwill and other intangible assets;"

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The small amount of stock compensation expense recorded in the year ended December 31, 2007 was a non-cash charge for compensation under our 2006 Management Equity Incentive Plan. We do not believe that equity awards and the related expense under our 2006 Management Equity Incentive Plan, which we intend to terminate in connection with this offering, will be useful in predicting stock compensation expense that we may incur under the new equity incentive plan that we intend to adopt in connection with this offering. However, we do expect to incur stock compensation expense under the new plan, and you should see "Compensation discussion and analysis—Components of compensation—Equity-based compensation" and "Executive compensation—Equity incentive plan" for more information about that plan; and

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The write-off of certain pre-CCMP Transaction excess inventory recorded in the year ended December 31, 2008 was a non-cash charge that we believe does not reflect cash outflows after our acquisition by CCMP.

(b)   Represents the following transaction costs and fees relating to our senior secured credit facilities:

•
transaction costs relating to the CCMP Transactions recorded in the Predecessor Period from January 1, 2006 through November 10, 2006 and the Successor Period from November 11, 2006 through December 31, 2008, which consisted primarily of the expense incurred by our Predecessor when grants under its Equity Appreciation Share Plan vested upon the change of control triggered by the CCMP Transactions, as described in Note 9 to our audited consolidated financial statements included elsewhere in this prospectus;

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for all periods after 2006, administrative agent fees and revolving credit facility commitment fees under our senior secured credit facilities, which we believe to be akin to, or associated with, interest expense and whose inclusion in Adjusted EBITDA is therefore similar to the inclusion of interest expense in that calculation;

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for all periods after 2006, transaction costs relating to repurchases of debt under our first and second lien credit facilities by affiliates of CCMP, which CCMP's affiliates contributed to our company in exchange for the issuances of securities described in "Certain relationships and related person transactions—Issuances of securities," which repurchases we do not expect to recur following the consummation of this offering; and

•
for the nine months and twelve months ended September 30, 2009, $0.3 million in transaction costs relating to this offering, which we do not believe reflect our ongoing operations.

(c)    Represents non-cash gains on the extinguishment of debt repurchased by affiliates of CCMP, as described in note (b) above, which we do not expect to recur following the consummation of this offering.

(d)   Primarily represents severance costs incurred from restructuring-related activities. For the year ended December 31, 2007, consists of $1.4 million of severance costs and $0.6 million of other restructuring-related costs. We do not believe the charges for restructuring-related activities in the year ended December 31, 2007 reflect our ongoing operations. Although we have incurred severance costs in most of the periods set forth in the table above, it is difficult to predict the amounts of similar costs in the future, and we believe that adjusting for these costs aids in measuring the performance of our ongoing operations. We believe that these costs will tend to be immaterial to our results of operations in future periods.

(e)   Represents management, consulting, monitoring, transaction and advisory fees and related expenses paid or accrued to affiliates of CCMP and affiliates of Unitas under the advisory services and monitoring agreement described in "Certain relationships and related person transactions—Advisory services and monitoring agreement." Upon consummation of this offering, this agreement will automatically terminate, and, accordingly, we believe that these expenses do not reflect the expenses of our ongoing operations after this offering.

(f)    Represents fees on letters of credit outstanding under our senior secured credit facilities, which we believe to be akin to, or associated with, interest expense and whose inclusion in Adjusted EBITDA is therefore similar to the inclusion of interest expense.

(g)   Represents franchise and business activity taxes paid at the state level. We believe that the inclusion of these taxes in calculating Adjusted EBITDA is similar to the inclusion of income taxes, as set forth in the table above.

(h)   Represents interest earned on cash held at Generac Holdings Inc. We exclude these amounts because we do not include them in the calculation of "Covenant EBITDA" under and as defined in our senior secured credit facilities.

(7)   Includes our Series A Preferred Stock and Class B Voting Common Stock. See Note 6 to our audited consolidated financial statements included elsewhere in this prospectus.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, results of operations or financial condition could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks related to our business and industry

Demand for our products is significantly affected by unpredictable major power-outage events that can lead to substantial variations in, and uncertainties regarding, our financial results from period to period.

Sales of our products are subject to consumer buying patterns, and demand for our products is affected by weather-driven and other outage events, including thunderstorms, hurricanes, ice storms and blackouts caused by grid reliability issues. Sustained periods without major power disruptions can lead to reduced consumer awareness of the benefits of standby and portable generator products and can result in reduced sales and excess inventory. For example, in 2007, our net sales declined significantly from the prior year, and this decline was driven in part by the fact that the storm seasons in the two years leading up to and including 2007 resulted in fewer power outages than in the prior years. The lack of major power-outage events can affect our net sales in the quarters following a given storm season. Unpredictable fluctuations in demand are therefore part of managing our business, and these fluctuations could have an adverse effect on our net sales and profits.

Demand for our standby generators is significantly affected by durable goods spending by consumers and businesses and other macroeconomic conditions.

Our business is affected by general economic conditions, and uncertainty or adverse changes such as the recent downturn in worldwide economic conditions and the impact of the credit crisis could lead to a significant decline in demand for our products and pressure to reduce our prices. Our sales of light-commercial and industrial generators are affected by conditions in the non-residential construction sector and by the capital investment trends for small and large businesses and municipalities. For example, lower capital spending by our industrial national account and other industrial and commercial customers caused an 8.5% decline in net sales to the industrial and commercial market in the nine months ended September 30, 2009. If these businesses and municipalities cannot access credit markets or do not utilize discretionary funds to purchase our products as a result of the economy or other factors, our business could suffer. In addition, consumer confidence and home remodeling expenditures have a significant impact on sales of our residential products, and prolonged periods of weakness in consumer durable goods spending could have a material impact on our business. Typically, we do not have contracts with our customers, and we cannot guarantee that our current customers will continue to purchase our products. If general economic conditions or consumer confidence were to worsen, or if the non-residential construction sector or rate of capital investments were to decline, our net sales and profits would likely be adversely affected.

Decreases in the availability, or increases in the cost, of raw materials and key components we use could materially reduce our earnings.

The principal raw materials that we use to produce our generators are steel, copper and aluminum. We also source a significant number of component parts that we utilize to manufacture our generators from third parties. The prices of those raw materials and components are susceptible to significant fluctuations due to trends in supply and demand, transportation costs, government regulations and tariffs, price controls, economic conditions and other unforeseen circumstances beyond our control. We do not have long-term supply contracts in place to ensure the raw materials and components we use are available in necessary amounts or at fixed prices. If we are unable to mitigate raw material or component price increases through product design improvements, price increases to our customers or hedging transactions, our profitability could be adversely affected. For example, in 2008, we experienced a 4.8% decrease in gross margin percentage, partially due to increases in commodity prices, including steel, copper and aluminum. Also, our ability to continue to obtain materials and components is subject to the continued reliability and viability of our suppliers, including in some cases, suppliers who are the sole source of important components. If we are unable to obtain adequate, cost efficient or timely deliveries of required raw materials and components, we may be unable to manufacture sufficient quantities of products on a timely basis. This could cause us to lose sales, incur additional costs, delay new product introductions or suffer harm to our reputation.

The industry in which we compete is highly competitive, and our failure to compete successfully could adversely affect our results of operations and financial condition.

We operate in markets that are highly competitive. Some of our competitors have established brands and are larger in size or are divisions of large diversified companies and have substantially greater financial resources. Some of our competitors may be willing to reduce prices and accept lower margins in order to compete with us. In addition, we could face new competition from large international or domestic companies with established industrial brands that enter the generator market. Demand for our products may also be affected by our ability to respond to changes in design and functionality, to respond to downward pricing pressure, and to provide shorter lead times for our products than our competitors. If we are unable to respond successfully to these competitive pressures, we could lose market share, which would have an adverse impact on our results. For more information, see "Business—Competition."

Our industry is subject to technological change, and our failure to continue developing new and improved products and to bring these products rapidly to market could have an adverse impact on our business.

New products, or refinements and improvements of existing products, may have technical failures, their introduction may be delayed, they may have higher production costs than originally expected or they may not be accepted by our customers. If we are not able to anticipate, identify, develop and market high quality products in line with technological advancements that respond to changes in customer preferences, demand for our products could decline and our operating results could be adversely affected.

We rely on independent dealers and distribution partners, and the loss of these dealers and distribution partners, or of any of our sales arrangements with significant private label, telecommunications or retail customers, would adversely affect our business.

In addition to our direct sales force and manufacturer sales representatives, we depend on the services of independent distributors and dealers to sell our products and provide service and aftermarket support to our customers. We also rely upon our distribution channels to drive awareness for our product categories and our brands. In addition, we sell our products to our customers through private label arrangements with leading HVAC equipment, electrical equipment and construction machinery companies, arrangements with top retailers and our direct national accounts with telecommunications and industrial customers. Our distribution agreements and any contracts we have with large telecommunications, retail and other customers are typically not exclusive, and many of the distributors and customers with whom we do business offer products and services of our competitors. Impairment of our relationships with our distributors, dealers or large customers, loss of a substantial number of these distributors or dealers or of one or more large customers, or an increase in our distributors' or dealers' sales of our competitors' products to our customers or of our large customers' purchases of our competitors' products could materially reduce our sales and profits. Also, our ability to successfully realize our growth strategy is dependent in part on our ability to identify, attract and retain new distributors at all layers of our distribution platform, and we cannot be certain that we will be successful in these efforts.

Our business could be negatively impacted if we fail to adequately protect our intellectual property rights or if third parties claim that we are in violation of their intellectual property rights.

We view our intellectual property rights, including those relating to our Generac® brand name, fuel management systems and MPS technology, as important assets. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing and confidentiality agreements. These protections may not be adequate to prevent third parties from using our intellectual property without our authorization, breaching any confidentiality agreements with us, copying or reverse engineering our products, or developing and marketing products that are substantially equivalent to or superior to our own. The unauthorized use of our intellectual property by others could reduce our competitive advantage and harm our business. If it became necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly and we may not prevail. We cannot guarantee that any patents, issued or pending, will provide us with any competitive advantage or will not be challenged by third parties. Moreover, the expiration of our patents may lead to increased competition with respect to certain products.

In addition, we cannot be certain that we do not or will not infringe third parties' intellectual property rights. Any such claim, even if it is without merit, may be expensive and time-consuming to defend, subject us to damages, cause us to cease making, using or selling certain products that incorporate the disputed intellectual property, require us to redesign our products, divert management time and attention and/or require us to enter into costly royalty or licensing arrangements.

Our operations are subject to various environmental, health and safety laws and regulations, and non-compliance with or liabilities under such laws and regulations could result in substantial costs, fines, sanctions and claims.

Our operations are subject to a variety of foreign, federal, state and local environmental, health and safety laws and regulations including those governing, among other things, emissions to air, discharges to water, noise, the generation, handling, storage, transportation, treatment and disposal of waste and other materials. In addition, under federal and state environmental laws, we could be required to investigate, remediate and/or monitor the effects of the release or disposal of materials both at sites associated with past and present operations and at third-party sites where wastes generated by our operations were disposed. This liability may be imposed retroactively and whether or not we caused, or had any knowledge of, the existence of these materials and may result in our paying more than our fair share of the related costs. Violations of or liabilities under such laws and regulations could result in substantial costs, fines and civil or criminal proceedings or personal injury and workers' compensation claims.

Our products are subject to substantial government regulation.

Our products are subject to extensive statutory and regulatory requirements governing, among other things, emissions and noise, including standards imposed by the federal Environmental Protection Agency, or EPA, state regulatory agencies, such as the California Air Resources Board, or CARB, and other regulatory agencies around the world. These laws are constantly evolving and many are becoming increasingly stringent. Changes in applicable laws or regulations, or in the enforcement thereof, could require us to redesign our products and could adversely affect our business or financial condition in the future. Developing and marketing products to meet such new requirements could result in substantial additional costs that may be difficult to recover in some markets. In some cases, we may be required to modify our projects or develop new products to comply with new regulations, particularly those relating to air emissions. For example, we were required to modify our natural gas and liquid propane-fueled engines and generators by January 1, 2009 to comply with emissions standards in the United States. While we have been able to meet previous deadlines, failure to comply with other existing and future regulatory standards could adversely affect our position in the markets we serve.

We may incur costs and liabilities as a result of product liability claims.

We face a risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other damage. Although we currently maintain product liability insurance coverage, we may not be able to obtain such insurance on acceptable terms in the future, if at all, or obtain insurance that will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our financial condition, and results of operations. In addition, we believe our business depends on the strong brand reputation we have developed. If our reputation is damaged, we may face difficulty in maintaining our market share and pricing with respect to some of our products, which would reduce our sales and profitability.

The loss of any key members of our senior management team or key employees could disrupt our operations and harm our business.

Our success depends, in part, on the efforts of certain key individuals, including the members of our senior management team, who have significant experience in the generator industry. If, for any reason, our senior executives do not continue to be active in management, or if our key employees leave our company, our business, financial condition or results of operations could be adversely affected. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business, liquidity and results of operations. Although we do not anticipate that we will have to replace any of these individuals in the near future, the loss of the services of any of our key employees could disrupt our operations and have a material adverse effect on our business.

Disruptions caused by labor disputes or organized labor activities could harm our business.

Currently, less than 3% of our workforce is a member of a labor union. In addition, we may from time to time experience union organizing activities in our non-union facilities. Disputes with the current labor union or new union organizing activities could lead to work slowdowns or stoppages and make it difficult or impossible for us to meet scheduled delivery times for product shipments to our customers, which could result in loss of business. In addition, union activity could result in higher labor costs, which could harm our financial condition, results of operations and competitive position.

We may experience material disruptions to our manufacturing operations.

While we seek to operate our facilities in compliance with applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our financial results. Any of our manufacturing facilities, or any of our machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

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equipment or information technology infrastructure failure;
•
disruptions in the transportation infrastructure including roads, bridges, railroad tracks;
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fires, floods, earthquakes, or other catastrophes; and
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other operational problems.

In addition, all of our manufacturing and production facilities are located in Wisconsin within a 30-mile radius. We could experience prolonged periods of reduced production due to unforeseen events occurring in or around our manufacturing facilities in Wisconsin. In the event of a business interruption at our Wisconsin facilities, we may be unable to shift manufacturing capabilities to alternate locations, accept materials from suppliers or meet customer shipment needs, among other severe consequences. Such an event could have a material and adverse impact on our financial condition and results of our operations.

A significant portion of our purchased components are sourced in foreign countries, exposing us to additional risks that may not exist in the United States.

We source a significant portion of our purchased components overseas, primarily in Asia. Our international sourcing subjects us to a number of potential risks in addition to the risks associated with third-party sourcing generally. Such risks include:

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inflation or changes in political and economic conditions;
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unstable regulatory environments;
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changes in import and export duties;
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domestic and foreign customs and tariffs;
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currency rate fluctuations;
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trade restrictions;
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labor unrest;
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logistical and communications challenges; and
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other restraints and burdensome taxes.

These factors may have an adverse effect on our ability to source our purchased components overseas. In particular, if the U.S. dollar were to depreciate significantly against the currencies in which we purchase raw materials from foreign suppliers, our cost of goods sold could increase materially, which would adversely affect our results of operations.

As a U.S. corporation that sources components in foreign countries, we are subject to the Foreign Corrupt Practices Act. A determination that we violated this act may affect our business and operations adversely.

As a U.S. corporation, we are subject to the regulations imposed by the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we have violated the FCPA could have a material adverse effect on our financial position, operating results and cash flows.

We have significant tax assets, usage of which may be subject to limitations in the future.

As of September 30, 2009, we had $163.6 million of net operating losses for U.S. federal income tax purposes. While this offering of our common stock will not result in a change of control under Section 382 of the U.S. Internal Revenue Code of 1986, any subsequent accumulations of common stock ownership leading to a change of control under that section, including through sales of stock by large stockholders after this offering, all of which are out of our control, could limit our ability to utilize our net operating losses to offset future federal income tax liabilities.

Our total assets include goodwill and other indefinite-lived intangibles. If we determine these have become impaired in the future, net income could be materially adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Indefinite-lived intangibles are comprised of certain trade names. At September 30, 2009, goodwill and other indefinite-lived intangibles totaled $665.9 million, most of which arose from the CCMP Transactions. We review goodwill and other intangibles at least annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. A reduction in net income resulting from the write-down or impairment of goodwill or indefinite-lived intangibles could have a material adverse effect on our financial statements. For example, in October 2008, due to an increase in our weighted average cost of capital and lower comparable public company market values resulting from weakening economic conditions, we determined that an impairment of goodwill existed and recorded a non-cash charge of $503.2 million in 2008.

Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition. In accordance with FASB ASC (Accounting Standards Codification) Topic 350-20, goodwill and indefinite lived intangibles are reviewed at least annually for impairment and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Future impairment may result from, among other things, deterioration in the performance of the acquired business or product line, adverse market conditions and changes in the competitive landscape, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business or product line, and a variety of other circumstances. The amount of any impairment is recorded as a charge to the statement of operations. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations. See "Management's discussion and analysis of financial condition and results of operations" for details.

We may need additional capital to finance our growth strategy or to refinance our existing credit facilities, and we may not be able to obtain it on acceptable terms, or at all, which may limit our ability to grow.

We may require additional financing to expand our business. Financing may not be available to us or may be available to us only on terms that are not favorable. The terms of our senior secured credit facilities limit our ability to incur additional debt. In addition, economic conditions, including any further downturn or crisis in the credit markets, could impact our ability to finance our growth on acceptable terms or at all. If we are unable to raise additional funds or obtain capital on acceptable terms, we may have to delay, modify or abandon some or all of our growth strategies. Our revolving credit facility matures in November 2012, our first lien term loan facility matures in November 2013 and our second lien term loan facility matures in May 2014. If we are unable to refinance these facilities on acceptable terms, our liquidity could be adversely affected.

We have a recent history of net losses.

We have incurred net losses during the periods following the CCMP Transactions. For the Successor Period of 2006 and the years ended December 31, 2007 and 2008, we incurred net losses of $16.0 million, $9.7 million and $556.0 million (includes a non-cash goodwill and trade name impairment charge of $583.5 million), respectively. Achieving profitability depends upon numerous factors, including our ability to generate increased net sales and our ability to control expenses. We can make no assurances that we will achieve profitability, or if we do, that we will be able to sustain or increase profitability in the future. Failure to achieve profitability could have an adverse impact on the trading prices of our common stock.

Risk relating to this offering

Management may invest or spend our net proceeds from this offering in ways that may not yield an acceptable return to you.

Although we plan to use a portion of our net proceeds from this offering to pay down a portion of our first and second lien term loans and to pay fees and expenses associated with the offering, we also may use a portion of the net proceeds for general corporate purposes. We will have broad discretion as to how we will spend such proceeds, and you will have no advance opportunity to evaluate our decisions and may not agree with the manner in which we spend such proceeds. We may not be successful investing the proceeds from this offering in either our operations or external investments.

We do not anticipate paying dividends on our common stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. In addition, the terms of our senior secured credit facilities limit our ability to pay dividends on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See "Dividend policy."

There has been no prior market for our common stock. The market price for our common stock could be volatile, which could cause the value of your investment to decline.

Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained after this offering. The market price for our common stock will vary from the initial public offering price after trading commences, and you may not be able to resell your shares of our common stock at or above the initial offering price. The initial public offering price will be determined by negotiation between us and the underwriters based upon a number of factors and may not be indicative of future market prices for our common stock. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include, but are not limited to:

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developments in the generator industry;

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power outages and storms;

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the availability and cost of raw materials and components;

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strategic actions by us or our competitors, including the entrance to the market of new competition;

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our ability to continue to develop our distribution channels;

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the performance of third-party component suppliers;

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developments with respect to our brand name, patents and other intellectual property rights;

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environmental and product safety regulations;

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new laws or regulations or changes in existing laws or regulations applicable to our business;

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our ability to manufacture our products to commercial standards;

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additions or departures of key personnel;

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labor stoppages or strikes;

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our operating and financial performance and prospects;

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our quarterly or annual earnings or those of other companies in our industry;

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changes in earnings estimates or recommendations by securities analysts;

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changes in accounting standards, policies, guidance, interpretations or principles;

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changes in general economic conditions in the United States and global economies or financial markets, including such changes resulting from war or incidents of terrorism; and

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sales of our common stock by us, our principal stockholders or members of our management team.

In addition, the stock market has recently experienced significant price and volume fluctuations. This volatility has had a significant impact on the trading price of securities issued by many companies, including companies in our industry. The changes frequently occur irrespective of the operating performance of the affected companies. Hence, the trading price of our common stock could fluctuate based upon factors that have little or nothing to do with our business.

Future sales of our common stock may cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. Based on shares outstanding as of September 30, 2009, upon completion of this offering, we will have              shares of our common stock outstanding. All of the shares of our common stock sold in this offering will be freely tradable in the public market. The remaining             shares of our common stock will be "restricted securities" as defined in Rule 144 under the Securities Act.

In connection with this offering, we, our executive officers and directors and our significant stockholders have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., on behalf of the underwriters, except in limited circumstances. However, J.P. Morgan Securities and Goldman, Sachs & Co., in their sole collective discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Subject to the lock-up agreements, these             restricted securities may be sold into the public market in the future without registration under the Securities Act to the extent permitted under Rule 144.              shares will be available for sale 180 days after the date of this prospectus pursuant to Rule 144; of these shares, approximately              % would be available for sale under Rule 144, which imposes no volume or other limits. In addition, commencing 180 days after the date of this prospectus, certain stockholders holding             outstanding shares of these restricted securities will have registration rights which could allow those holders to sell their shares freely through a future registration statement filed under the Securities Act.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our results of operations do not meet their expectations, our common stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, you will incur immediate and substantial dilution of $             per share, based on an assumed public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus. For additional information, see the section of this prospectus entitled "Dilution."

As a public company, we will be required to meet periodic reporting requirements under the Securities and Exchange Commission, or SEC, rules and regulations. Complying with federal securities laws as a public company is expensive and we will incur significant time and expense enhancing, documenting, testing and certifying our internal control over financial reporting. Any deficiencies in our financial reporting or internal controls could adversely affect our business and the trading price of our common stock.

SEC rules require that, as a publicly-traded company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. Prior to this offering, we have not been required to comply with SEC requirements to have our financial statements completed and reviewed or audited within a specified time and, as such, we may experience difficulty in meeting the SEC's reporting requirements. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our common stock.

As a public company, we will incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act of 2002, as well as compliance with other rules of the SEC and the New York Stock Exchange, or NYSE, will increase our legal and financial compliance costs and make some activities more time-consuming and costly. Furthermore, once we become a public company, SEC rules require that our chief executive officer and chief financial officer periodically certify the existence and effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will be required, beginning with our Annual Report on Form 10-K for our fiscal year ending on December 31, 2010, to attest to our assessment of our internal control over financial reporting. This process, which we have not undertaken in the past, will require significant documentation of policies, procedures and systems, review of that documentation by our internal accounting staff and our outside auditors and testing of our internal control over financial reporting by our internal accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and expense, may strain our internal resources and have an adverse impact on our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.

During the course of our testing, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and would preclude our independent auditors from issuing an unqualified opinion that our internal control over financial reporting is effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the trading price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, it may negatively impact our business, results of operations and reputation.

Anti-takeover provisions in our amended and restated certificate of incorporation and by-laws could prohibit a change of control that our stockholders may favor and could negatively affect our stock price.

Upon the closing of this offering, provisions in our amended and restated certificate of incorporation and by-laws may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. For example, our amended and restated certificate of incorporation and by-laws:

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permit our board of directors to issue preferred stock with such terms as they determine, without stockholder approval;

•
provide that only one-third of the members of the board are elected at each stockholders meeting and prohibit removal without cause;

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require advance notice for stockholder proposals and director nominations; and

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contain limitations on convening stockholder meetings.

These provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation and could discourage potential takeover attempts and could adversely affect the market price of our common stock.

Risks relating to our capital structure

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

We have a significant amount of indebtedness. As of September 30, 2009, we had total indebtedness of $1,091.5 million.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our lease and other financial obligations and contractual commitments could have other important consequences. For example, it could:

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make it more difficult for us to satisfy our obligations with respect to our indebtedness, including financial and other restrictive covenants, which could result in an event of default under the agreements governing our indebtedness;

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make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

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limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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place us at a competitive disadvantage compared to our competitors that have less debt; and

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limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of the above-listed factors could materially adversely affect our business, financial condition, results of operations and cash flows. Furthermore, our interest expense could increase if interest rates increase because debt under our senior secured credit facilities bears interest at a variable rate. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

The terms of our senior secured credit facilities restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our senior secured credit facilities contain, and any future indebtedness of ours or our subsidiaries would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries, including restrictions on our ability to engage in acts that may be in our best long-term interests. Our senior secured credit facilities include a financial covenant that requires us not to exceed a maximum total leverage ratio.

Our senior secured credit facilities require us to use a portion of excess cash flow and proceeds of certain asset sales that are not reinvested in our business and other dispositions to repay indebtedness under our senior secured credit facilities.

Our senior secured credit facilities also include covenants restricting, among other things, our ability to:

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incur liens;

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incur or assume additional debt or guarantees or issue preferred stock;

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pay dividends, or make redemptions and repurchases, with respect to capital stock;

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prepay, or make redemptions and repurchases of, subordinated debt;

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make loans and investments;

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make capital expenditures;

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engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;

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change the business conducted by us or our subsidiaries; and

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amend the terms of subordinated debt.

The operating and financial restrictions and covenants in our senior secured credit facilities and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in our senior secured credit facilities would result in a default under our senior secured credit facilities. If any such default occurs, the lenders under our senior secured credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce their security interest, any of which would result in an event of default. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

At September 30, 2008, we failed to satisfy the leverage ratio in our senior secured credit facilities. This default was cured by an equity contribution from affiliates of CCMP. However, CCMP and its affiliates are under no obligation to provide additional funds to us in the event of future covenant defaults.

After this offering, our principal stockholder will continue to have substantial control over us.

After the consummation of this offering, affiliates of CCMP will collectively beneficially own approximately             % of our outstanding common stock and will collectively beneficially own approximately             % of our outstanding common stock if the underwriters' option to purchase additional shares is exercised in full. As a consequence, CCMP or its affiliates will be able to exert a significant degree of influence or actual control over our management and affairs and will control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of this stockholder may not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

Because affiliates of CCMP control more than 50% of the voting power of our common stock, we are a "controlled company" within the meaning of the NYSE's Listed Company Manual. Under the NYSE's Listed Company Manual, a controlled company may elect not to comply with certain NYSE corporate governance requirements, including requirements that: (1) a majority of the board of directors consist of independent directors; (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors;

and (3) director nominees be selected or recommended by a majority of the independent directors or by a nominating committee composed solely of independent directors. Because we have taken advantage of the controlled company exemption to certain NYSE corporate governance requirements, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Conflicts of interest may arise because some of our directors are principals of our principal stockholder.

Upon the completion of this offering, representatives of CCMP and its affiliates will occupy a majority of the seats on our board of directors. CCMP or its affiliates could invest in entities that directly or indirectly compete with us or companies in which CCMP or its affiliates are currently invested may already compete with us. As a result of these relationships, when conflicts arise between the interests of CCMP or its affiliates and the interests of our stockholders, these directors may not be disinterested. The representatives of CCMP and its affiliates on our board of directors, by the terms of our amended and restated certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as our directors.

Forward-looking statements

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," "future" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. The forward-looking statements contained in this prospectus include estimates regarding:

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our business, financial and operating results and future economic performance;

•
proposed new product and service offerings; and

•
management's goals, expectations and objectives and other similar expressions concerning matters that are not historical facts.

Factors that could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements include:

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demand for our products;

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power outages and storms;

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availability of raw materials and key components used producing our products;

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competitive factors in the industry in which we operate;

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our dependence on our distribution network;

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our ability to invest in, develop or adapt to changing technologies and manufacturing techniques;

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changes in environmental, health and safety laws and regulations;

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loss of our key management and employees;

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increase in product liability claims; and

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other factors that are described under "Risk factors."

Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

 CCMP transactions

In November 2006, affiliates of CCMP, together with affiliates of Unitas and members of our management, purchased an aggregate of $689 million of our equity capital. In addition, on November 10, 2006, Generac Power Systems borrowed an aggregate of $1,380 million, consisting of an initial drawdown of $950 million under a $1.1 billion first lien secured credit facility and $430 million under a $430 million second lien secured credit facility. With the proceeds from these equity and debt financings, together with cash on hand at Generac Power Systems, we (1) acquired all of the capital stock of Generac Power Systems and repaid certain pre-transaction indebtedness of Generac Power Systems for $2.0 billion, (2) paid $66 million in transaction costs related to the transaction and (3) retained $3.0 million for general corporate purposes.

We refer to the foregoing transactions collectively as the "CCMP Transactions."

Use of proceeds

We estimate that the net proceeds to us from our sale of                  shares of our common stock in this offering will be $                  , after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $                   per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use approximately $                  of the net proceeds to pay down a portion of our first and second lien term loans and approximately $                  to pay fees and expenses associated with the offering. We will use the remainder of the net proceeds, if any, for general corporate purposes.

Our first and second lien term loans bear interest at rates based upon either a base rate or adjusted LIBOR rate plus an applicable margin. At September 30, 2009, the interest rates applicable to our first and second lien term loans were 5.7% and 9.2%, respectively. The maturity date for our first and second lien term loans are November 10, 2013 and May 10, 2014, respectively.

A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share would increase (decrease) the net proceeds to us from this offering by $                   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

 Dividend policy

We have never paid dividends on our common stock. After this offering, we intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business, and we do not anticipate paying any dividends on our common stock. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. Our ability to pay dividends on our common stock is currently restricted by the terms of our senior secured credit facilities and may be further restricted by any future indebtedness we incur. Our business is conducted through our principal operating subsidiary, Generac Power Systems. Dividends from, and cash generated by Generac Power Systems will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from Generac Power Systems.

Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

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restrictions in our senior secured credit facilities;
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general economic and business conditions;
•
our financial condition and results of operations;
•
our capital requirements;
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the ability of Generac Power Systems to pay dividends and make distributions to us; and
•
such other factors as our board of directors may deem relevant.

See "Management's discussion and analysis of financial condition and results of operations."

Capitalization

The following table sets forth our capitalization as of September 30, 2009:

•
on an actual basis reflecting the capitalization of Generac; and

•
on a pro forma as adjusted basis to give effect to (1) the Corporate Reorganization and (2) the sale of                            shares of our common stock in this offering by us at an assumed initial public offering price of $                           per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described in "Use of proceeds."

As of September 30, 2009, we had cash and cash equivalents of $134.1 million.

This table should be read in conjunction with "Use of proceeds," "Selected historical consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of September 30, 2009
(In thousands, except share data)	Actual	Pro forma as adjusted

Debt:
Current portion of long-term debt	7,125
Long-term debt, less current portion(1)	1,084,414

Total debt(1)	1,091,539

Series A Convertible Non-voting Preferred Stock, $0.01 par value, 20,000 shares authorized and 9,234 shares outstanding(2)	113,109
Class B Convertible Voting Common Stock, $0.01 par value, 110,000 shares authorized and 79,114 shares outstanding(2)	765,096
Stockholders' equity:
Class A Nonvoting Common Stock, $0.01 par value, 31,200 shares authorized and 5,717 shares outstanding	0
Preferred stock, $0.01 par value, shares authorized and shares issued and outstanding(3)	—
Common stock, $0.01 par value, shares authorized and shares issued and outstanding(3)	—
Additional paid-in capital	2,384
Excess purchase price over predecessor basis	(202,116)
Accumulated deficit	(557,251)
Accumulated other comprehensive loss	(10,483)
Stockholder notes receivable	(158)

Total stockholders' equity (deficit)	(767,624)

Total capitalization	$1,202,120

(1)   A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) our long-term debt, less current portion and total debt by $                     million and would increase (decrease) equity by $                     million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. To the extent we raise more proceeds in this offering, we will pay down a greater portion of our first and second lien term loans. To the extent we raise less proceeds in this offering, we will reduce the amount we pay down of our first and second lien term loans.

(2)   See Note 6 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the features and accounting treatment of our Series A Preferred Stock and our Class B Voting Common Stock.

(3)   Reflects the preferred stock and common stock to be outstanding following the Corporate Reorganization and upon completion of this offering.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock upon the completion of this offering.

As of September 30, 2009, our net tangible book value was approximately negative $808.0 million, or $                  per share. Our net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding as of September 30, 2009. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

After giving effect to (1) the conversion of our multiple outstanding series of capital stock into our common stock in the Corporate Reorganization and (2) the sale of our common stock at an assumed initial public offering price of $                  per share (the midpoint of the price range set forth on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2009 would have been approximately $                  , or $                  per share. For more information on the number of common shares to be issued as a result of the Corporate Reorganization, see "Management's discussion and analysis of financial condition and results of operations—Corporate reorganization."

This represents an immediate increase in pro forma net tangible book value of $                  per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $                  per share to new investors purchasing shares of our common stock in this offering at the initial public offering price.

The following table illustrates the dilution to new investors on a per share basis:

Assumed initial public offering price per share
Pro forma net tangible book value per share as of September 30, 2009(1)
Increase in pro forma net tangible book value per share attributable to the sale of shares in this offering
Decrease in pro forma net tangible book value per share attributable to the issuance of restricted stock
Pro forma as adjusted net tangible book value per share after this offering(2)
Dilution per share to new investors

(1)   Represents the net tangible book value per share after giving effect to the conversion of our multiple outstanding series of capital stock into our common stock in the Corporate Reorganization.

(2)   Represents the net tangible book value per share after giving effect to the conversion of our multiple outstanding series of capital stock into our common stock in the Corporate Reorganization and the sale of our common stock in this offering at an assumed initial public offering price of $                  per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after this offering by

$                   million and increase (decrease) the dilution to new investors by $                  per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2009, the total number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $                   per share (the midpoint of the price range set forth on the cover of this prospectus) and deducts underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
Average price per share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		100%		100%

A $1.00 increase (decrease) in the assumed initial public offering price of $                  per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the total consideration paid by new investors by $                  and the total consideration paid by all stockholders by $                  .

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Selected historical consolidated financial data

The following table sets forth our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated financial data for the period from January 1, 2006 through November 10, 2006 (Predecessor Period), the period from November 11, 2006 through December 31, 2006 (Successor Period) and the years ended December 31, 2007 and 2008 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for the years ended December 31, 2004 and 2005 are derived from our historical financial statements not included in this prospectus.

The selected historical consolidated financial data for the nine months ended September 30, 2008 and 2009 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for those periods and as of such dates. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

In November 2006, affiliates of CCMP, together with affiliates of Unitas and members of our management, formed Generac and, through Generac, acquired all of the capital stock of Generac Power Systems. See "CCMP transactions." Generac in all periods prior to November 2006 is referred to as "Predecessor," and in all periods including and after such date is referred to as "Successor." The consolidated financial statements for all Successor periods may not be comparable to those of the Predecessor Period.

The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with "Capitalization," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor
			Period from January 1, 2006 through November 10, 2006	Period from November 11, 2006 through December 31, 2006			Nine months ended September 30,
	Year ended December 31, 2004	Year ended December 31, 2005(1)			Year ended December 31, 2007	Year ended December 31, 2008
(Dollars in thousands)							2008	2009

Statement of operations data:
Net sales	$354,233	$518,763	$606,249	$74,110	$555,705	$574,229	$401,605	$434,284
Costs of goods sold	237,507	333,739	371,425	55,105	333,428	372,199	257,736	262,078
Gross profit	116,726	185,024	234,824	19,005	222,277	202,030	143,869	172,206
Operating expenses:
Selling and service	33,905	41,777	45,800	5,279	52,652	57,449	41,068	44,863
Research and development	9,527	9,903	9,141	1,168	9,606	9,925	7,477	7,752
General and administrative	14,221	11,564	12,631	1,695	17,581	15,869	11,708	11,538
Amortization of intangibles(2)	—	—	—	8,576	47,602	47,602	35,604	38,863
Transaction-related expenses(3)	—	—	149,792	—	—	—	—	—
Goodwill and trade name impairment charge(4)	—	—	—	—	—	583,486	—	—

Total operating expenses	57,653	63,244	217,364	16,718	127,441	714,331	95,857	103,016
Income (loss) from operations	59,073	121,780	17,460	2,287	94,836	(512,301)	48,012	69,190
Other income (expense):
Interest expense	(212)	(269)	(673)	(18,354)	(125,366)	(108,022)	(81,466)	(60,384)
Gain on extinguishment of debt(5)	—	—	—	—	18,759	65,385	5,311	14,745
Investment income	3,582	841	1,571	302	2,682	600	1,578	2,089
Other, net	(1,745)	(335)	(52)	(192)	(1,196)	(1,217)	(856)	(941)
Total other income (expense), net	1,625	237	846	(18,244)	(105,121)	(43,254)	(75,433)	(44,491)
Income (loss) before provision (benefit) for income taxes	60,698	122,017	18,306	(15,957)	(10,285)	(555,555)	(27,421)	24,699
Provision (benefit) for income taxes	476	726	5,519	—	(571)	400	12,769	324

Net income (loss)(6)	$60,222	$121,291	$12,787	$(15,957)	$(9,714)	$(555,955)	$(40,190)	$24,375
Income (loss) per share:
Class A Common Stock(7)	n/m	n/m	n/m	(3,068)	(10,626)	(108,581)	(17,766)	(10,434)
Class B Common Stock(7)	n/m	n/m	n/m	139	1,051	1,148	850	938
Pro forma earnings per common share(8)
Statement of cash flows data:
Depreciation	4,570	5,046	4,654	936	6,181	7,168	5,286	5,818
Amortization	—	—	24	8,576	47,602	47,602	35,604	38,863
Expenditures for property and equipment	(12,802)	(7,029)	(6,225)	(720)	(13,191)	(5,186)	(3,877)	(2,902)

(Dollars in thousands)	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	As of September 30, 2009

Balance sheet data:
Current assets	$123,401	$180,954	$226,760	$217,750	$274,997	$340,069
Property, plant and equipment, net	52,411	53,964	72,087	78,982	76,674	73,666
Goodwill	—	—	847,442	1,029,068	525,875	525,875
Other intangibles and other assets	3,464	4,024	817,720	582,859	448,668	406,716

Total assets	$179,276	$238,942	$1,964,009	$1,908,659	$1,326,214	$1,346,326

Total current liabilities	$55,700	$84,710	$112,179	$94,690	$127,981	$133,497
Long-term debt, less current portion	4,800	4,800	1,370,500	1,280,750	1,121,437	1,084,414
Other long-term liabilities	8,765	7,219	10,436	27,439	43,539	17,834
Redeemable stock(9)	—	—	685,667	747,070	843,451	878,205

Total liabilities and stockholders' equity(9)	$179,276	$238,942	$1,964,009	$1,908,659	$1,326,214	$1,346,326

(1)   Our financial data for the year ended December 31, 2005 were derived from consolidated financial statements of Generac Power Systems as of and for the year ended December 31, 2005 that were audited by another audit firm whose report dated March 31, 2006 expressed an unqualified opinion on those financial statements. These results agree to those audited financial statements, except for adjustment for an accounting change related to revenue recognition such that the 2005 period is in compliance with SAB No. 104 and consistent with all other periods presented.

(2)   Our amortization of intangibles expenses include the straight-line amortization of customer lists, patents and other intangibles assets.

(3)   Transaction-related expenses incurred by the Predecessor, which primarily related to the settlement of the employee share appreciation program in connection with the CCMP Transactions.

(4)   As of October 31, 2008, as a result of our annual goodwill and trade names impairment test, we determined that an impairment of goodwill and trade names existed, and we recognized a non-cash charge of $583.5 million in 2008.

(5)   During 2007, affiliates of CCMP acquired $80.3 million principal amount of second lien term loans for approximately $60.0 million. CCMP's affiliates exchanged this debt for additional shares of our Class B Common Stock. The fair value of the shares exchanged was $60.0 million. We recorded this transaction as additional Class B Common Stock of $60.0 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $18.8 million, which includes a write-off of deferred financing fees and other closing costs in the consolidated statement of operations for the year ended December 31, 2007.

During 2008, affiliates of CCMP acquired $148.9 million principal amount of second lien term loans for approximately $81.1 million. CCMP's affiliates exchanged this debt for additional shares of our Class B Common Stock and Series A Preferred Stock. The fair value of the shares exchanged was $81.1 million. We recorded this transaction as Series A Preferred Stock of $62.9 million and Class B Common Stock of $18.2 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $65.4 million, which includes a write-off of deferred financing fees and other closing costs in the consolidated statement of operations for the year ended December 31, 2008.

During the nine months ended September 30, 2009, affiliates of CCMP acquired $9.9 million principal amount of first lien term loans and $20.0 million principal amount of second lien term loans for approximately $14.8 million. CCMP's affiliates exchanged this debt for 1,475.4596 shares of Series A Preferred Stock. The fair value of the shares exchanged was $14.8 million. We recorded this transaction as additional Series A Preferred Stock of $14.8 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $14.7 million, which includes a write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the nine months ended September 30, 2009.

During the nine months ended September 30, 2008, affiliates of CCMP acquired $24.0 million principal amount of second lien term loans for approximately $18.2 million. CCMP's affiliates exchanged this debt for 2,400 shares of Class B Common Stock. The fair value of the shares exchanged was $18.2 million. We recorded this transaction as additional Class B Common Stock of $18.2 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $5.3 million, which includes a write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the nine months ended September 30, 2008.

(6)   Includes the following items:

  •
  for the year ended December 31, 2004, a $0.2 million non-cash charge related to losses on the sale of equipment and $2.5 million related to employee severance costs; and

  •
  for the year ended December 31, 2005, a $0.4 million non-cash charge related to losses on the sale of equipment, a $1.3 million cash gain related to adjustments to a deferred compensation plan and $0.5 million related to employee severance costs.

(7)   n/m—Earnings per share for the Predecessor has not been presented since it is not meaningful due to changes in our equity structure that resulted from the CCMP Transactions.

(8)   Represents earnings per common share after giving effect to the Corporate Reorganization. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $          million and the aggregate number of

shares of Class A Common Stock into which our shares of Class B Common Stock and Series A Preferred Stock will convert by                  , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Accordingly, a $1.00 increase (decrease) in the assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) our pro forma earnings per common share by $          million for the year ended December 31, 2004, $          million for the year ended December 31, 2005, $          million for the period from January 1, 2006 through November 10, 2006, $          million for the period between November 11, 2006 through December 31, 2006, $          million for the year ended December 31, 2007, $          million for the year ended December 31, 2008, $          million for the nine months ended September 30, 2008 and $          million for the nine months ended September 30, 2009.

(9)   Includes our Series A Preferred Stock and Class B Common Stock. See Note 6 to our audited consolidated financial statements included elsewhere in this prospectus.

Management's discussion and analysis of
financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with "Selected historical consolidated financial data" and the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk factors," "Forward-looking statements" and elsewhere in this prospectus.

Overview

We are a leading designer and manufacturer of a wide range of automatic, stationary standby and portable generators. As the only significant market participant focused exclusively on these products, we have a leading market share of the standby generator market in the United States and Canada, having grown our company organically by a 16% CAGR since 2000. We design, engineer and manufacture generators with an output of between 800W and 9mW of power. We design, manufacture, source and modify engines, alternators, automatic transfer switches and other components necessary for our products. Our generators are fueled by natural gas, liquid propane, gasoline, diesel and Bi-Fuel™. Our products serve the power requirements of a wide variety of end markets including the residential, commercial, industrial and telecommunications markets.

Business drivers and measures

In operating our business and monitoring its performance, we pay attention to a number of industry trends, performance measures and operational factors. The statements in this section are based on our current expectations.

Industry trends

Our performance is affected by the demand for reliable power solutions by our customer base. This demand is influenced by several important trends affecting our industry, including the following:

Increasing penetration opportunity.    Although there have been recent increases in product costs for installed standby generators in the residential and light-commercial markets (driven in the last two years by raw material costs), these costs have declined overall over the last decade, and many potential customers are not aware of the costs and benefits of backup power solutions. We estimate that penetration rates for residential products are approximately 2% of U.S. single-family detached, owner-occupied households with a home value of over $100,000, as defined by the U.S. Census Bureau's 2007 American Housing Survey for the United States, and penetration rates of many light-commercial outlets such as restaurants, drug stores, and gas stations are significantly lower than penetration of hospitals and industrial locations. We believe that by expanding our distribution network, continuing to develop our product line, and targeting our marketing efforts, we can continue to build awareness for our standby generators.

Effect of large scale power disruptions.    Power disruptions are an important driver of consumer awareness and have historically influenced demand for generators. Disruptions in the aging U.S. power grid and tropical and winter storm activity increase product awareness and may drive consumers to accelerate their purchase of a standby or portable generator during the immediate and subsequent period, which we believe may last for six to twelve months for standby generators. While there are power outages every year across all regions of the country, major storm activity is unpredictable by nature and, as a result, our sales levels and profitability may fluctuate from period to period.

Impact of business capital investment cycle.    The market for commercial and industrial generators is affected by the capital investment cycle and overall durable goods spending, as businesses either add new locations or make investments to upgrade existing locations. These trends can have a material impact on demand for industrial and commercial generators. However the capital investment cycle may differ for the various industrial and commercial end markets (industrial, telecommunications, distribution, retail health care facilities and municipal infrastructure, among others). The market for generators is also affected by general economic conditions and trends in durable goods spending by consumers and businesses.

Operational factors

We are subject to various factors that can affect our results of operations, which we attempt to mitigate through factors we can control, including continued product development, pricing and cost control. The operational factors that affect our business include the following:

New product start-up costs.    When we launch new products, we generally experience an increase in start-up costs, including engineering expenses, air freight expenses, testing expenses and marketing expenses, resulting in lower gross margins after the initial launch of a new product. Margins on new product introductions generally increase over the life of the product as these start-up costs decline and we focus our engineering efforts on product cost reduction.

Effect of commodity and component price fluctuations.    Industry-wide price fluctuations of key commodities, such as steel, copper and aluminum and other components we use in our products, can have a material impact on our results of operations. We have historically attempted to mitigate the impact of commodity and component prices through improved product design, price increases and select hedging transactions. Our results are also influenced by changes in fuel prices in the form of freight rates, which in some cases are borne by our customers and in other cases are paid by us.

Other factors

Other factors that affect our results of operations include the following:

Factors influencing interest and amortization expense.    As a result of the CCMP Transactions, our interest expense and amortization expense have increased. Accordingly, our consolidated financial statements prior to November 2006 are not comparable to subsequent periods, primarily as a result of significantly increased interest expense and amortization expense. We anticipate that interest expense will decrease after completion of this offering because we intend to use a portion of the net proceeds from the offering to repay outstanding indebtedness.

Seasonality.    Although there is demand for our products throughout the year, in each of the past three years approximately 20% to 25% of our net sales occurred in the first quarter, 22% to 31% in the second quarter, 26% to 29% in the third quarter and 21% to 30% in the fourth quarter, with different seasonality depending on the timing of outage activity in each year. We maintain a flexible production schedule in order to respond to weather-driven peak demand, but typically increase production levels in the second and third quarters of each year.

Transactions with CCMP

In November 2006, affiliates of CCMP, together with affiliates of Unitas and members of our management, purchased an aggregate of $689 million of our equity capital. In addition, on November 10, 2006, Generac Power Systems borrowed an aggregate of $1,380 million, consisting of an initial drawdown of $950 million under a $1.1 billion first lien secured credit facility and $430 million under a $430 million second lien secured credit facility. With the proceeds from these equity and debt financings, together with cash on hand at Generac Power Systems, we (1) acquired all of the capital stock of Generac Power Systems and repaid certain pre-transaction indebtedness of Generac Power Systems for $2.0 billion, (2) paid $66 million in transaction costs related to the transaction and (3) retained $3 million for general corporate purposes. See "CCMP transactions."

During 2007, affiliates of CCMP acquired $80.3 million principal amount of second lien term loans for approximately $60.0 million. CCMP's affiliates exchanged this debt for additional shares of Class B Common Stock. The fair value of the shares exchanged was $60.0 million. We recorded this transaction as additional Class B Common Stock of $60.0 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $18.8 million, which includes the write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the year ended December 31, 2007.

During 2008, affiliates of CCMP acquired $148.9 million principal amount of second lien term loans for approximately $81.1 million. CCMP's affiliates exchanged $24.0 million principal amount of this debt for additional shares of Class B Common Stock and $124.9 million principal amount of this debt for shares of our Series A Preferred Stock. The fair value of the shares of our Class B Common Stock and Series A Preferred Stock so exchanged was $18.2 million and $62.9 million, respectively. We recorded this transaction as Series A Preferred Stock of $62.9 million and Class B Common Stock of $18.2 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $65.4 million, which includes the write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the year ended December 31, 2008.

During the nine months ended September 30, 2009, affiliates of CCMP acquired $9.9 million principal amount of first lien term loans and $20.0 million principal amount of second lien term loans for approximately $14.8 million. CCMP's affiliates exchanged this debt for 1,475.4596 shares of Series A Preferred Stock. The fair value of the shares exchanged was $14.8 million. We recorded this transaction as additional Series A Preferred Stock of $14.8 million based on the fair value of the debt contributed by CCMP's affiliates, which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, we recorded a gain on extinguishment of debt of $14.7 million, which includes a write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the nine months ended September 30, 2009.

In connection with such issuances of our Class B Common Stock to affiliates of CCMP in connection with debt exchanges in 2007 and 2008 and the satisfaction of preemptive rights under the shareholders' agreement described in "Certain relationships and related persons transactions" that arose from such issuances, affiliates of CCMP sold some of the shares of our Class B Common Stock they were issued in connection with such debt exchanges to an entity affiliated with CCMP, certain affiliates of Unitas and certain members of our management and board of directors. In addition, in connection with such issuances of our Series A Preferred Stock to affiliates and CCMP in connection with debt exchanges in 2008 and 2009 and the satisfaction of preemptive rights under the shareholders' agreement that arose from such issuances, during the nine months ended September 30, 2009, we issued 2,000 shares of Series A Preferred Stock for an aggregate purchase price of $20.0 million in cash to an entity affiliated with CCMP and certain members of management and our board of directors, and affiliates of CCMP sold some of the shares of Series A Preferred Stock they were previously issued in connection with such debt exchanges to an entity affiliated with CCMP and a member of the board of directors at the same price.

Corporate reorganization

Our current and restated certificate of incorporation provides for the mandatory conversion of our Class B Voting Common Stock to Class A Common Stock in the event of an initial public offering. At the time we enter into an underwriting agreement with respect to an initial public offering, each share of our Class B Common Stock will automatically convert into a number of shares of our Class A Common Stock equal to one plus the quotient obtained by dividing (i)(x) the amount paid for such share of Class B Common Stock plus (y) an increase to such amount equal to 10% per annum calculated and compounded quarterly on the basis of a 360-day year of twelve 30-day months and which increased amount shall be deemed to have accrued on a daily basis (i.e., the "Class B Return"), by (ii) the public offering price (net of underwriting discounts and commissions). We refer to this as the "Class B Conversion." For purposes of calculating the number of shares of our Class A Common Stock into which shares of Class B Common Stock will convert, we have assumed an offering price of $         per share, the mid-point of the range on the cover page of this prospectus, and that the Class B Conversion will have occurred on                           , 2010, and, based on these assumptions, each share of our Class B Common Stock would convert into             shares of our Class A Common Stock (i.e., the "Class B Conversion Ratio"). As a result of the Class B Conversion, we will issue an aggregate of                   shares of our Class A Common Stock. As discussed above, the Class B Return increases on a daily basis, and, accordingly, for each day that passes until an initial public offering, the number of shares of our Class A Common Stock into which our shares of Class B Common Stock would convert in connection with the Class B Conversion will increase.

Immediately following the Class B Conversion, we will effect a       for one reverse stock split of our then outstanding shares of Class A Common Stock, including those shares of our Class A Common Stock issued as part of the Class B Conversion, which will decrease the number of shares of our Class A Common Stock immediately after the Class B Conversion from                  shares to                  shares. We refer to this as the "Reverse Stock Split."

The certificate of designations for our Series A Preferred Stock provides for the mandatory conversion of the Series A Preferred Stock to Class A Common Stock in the event of an initial public offering. At 8:00 a.m. (New York City time) on the business day immediately following the date on which we enter into an underwriting agreement with respect to an initial public offering, each share of our Series A Preferred Stock will automatically convert into a number of shares of our Class A Common Stock equal to the sum of (A) the quotient obtained by dividing (i)(w) the amount paid for such share of Series A Preferred Stock plus (x) an increase to such amount equal to 14% per annum calculated and compounded quarterly on the basis of a 360-day year of twelve 30-day months and which increased amount shall be deemed to have accrued on a daily basis (the "Series A Preferred Return"), by (ii) the public offering price (net of underwriting discounts and commissions), plus (B) the product of (y) a fraction, the numerator of which is one and the denominator of which is the number of shares of our Series A Preferred Stock outstanding at such time, and (z) an additional number of shares of our Class A Common Stock that, when added to the number of shares of our Class A Common Stock outstanding at such time, including after giving effect to the Class B Conversion, the Reverse Stock Split and the issuance of Class A Common Stock pursuant to clause (A) above, would equal 24.3% of the number of shares of our Class A Common Stock outstanding at such time. We refer to this as the "Series A Preferred Conversion." For purposes of calculating the number of shares of Class A Common Stock into which our shares of Series A Preferred Stock will convert, we have assumed an offering price of $         per share, the mid-point of the range on the cover page of this prospectus, that the Series A Preferred Conversion will have occurred on                           , 2010, that the Class B Conversion and the Reverse Stock Split will have occurred, and, based on these assumptions, each share of our Series A Preferred Stock would convert into                  shares of our Class A Common Stock (i.e., the "Series A Preferred Conversion Ratio"). As a result of the Series A Preferred Conversion, we will issue an aggregate of                   shares of our Class A Common Stock. As discussed above, the Series A Preferred Return increases on a daily basis, and, accordingly, for each day that passes until an initial public offering, the number of shares of our Class A Common Stock into which our shares of Series A Preferred Stock would convert in connection with the Series A Preferred Conversion will increase.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, based on the mid-point of the offering range on the cover page of this prospectus, would increase (decrease) the aggregate number of shares of Class A Common Stock into which our Series A Preferred Stock will convert by              or              , respectively.

Prior to the consummation of this offering and after giving effect to the Class B Conversion, the Reverse Stock Split and the Series A Preferred Conversion, our Class A Common Stock will be reclassified as common stock.

We refer to the transactions listed above as the "Corporate Reorganization."

Components of net sales and expenses

Net sales

Substantially all of our net sales are generated through the sale of our automatic, stationary standby and portable generators to the residential, commercial, industrial and telecommunications markets. We also sell air-cooled engines to certain customers and sell service parts to our dealer network. Net sales are recognized upon shipment of products to our customers. Net sales also includes shipping and handling charges billed to customers which are recognized at the time of shipment of products to our customers. Related freight costs are included in cost of sales. Our generators are fueled by natural gas, liquid propane, gasoline, diesel or Bi-Fuel™ systems with power output from 800W to 9mW. Our products are primarily manufactured and assembled at our Wisconsin facilities and distributed through over 17,000 outlets across the United States and Canada. Our smaller kW generators for the residential, portable and commercial markets are typically built to stock, while our larger kW products for the industrial markets are generally customized and built to order.

Our net sales are affected primarily by the U.S. economy, with 96% of our net sales for the year ended December 31, 2008 generated in the United States, and the remainder generated primarily in Canada.

We are not dependent on any one industry or customer for our net sales, with no single customer representing more than 7% of our net sales for the year ended December 31, 2008 and our top ten customers representing less than 32% of our net sales for the same period.

Costs of goods sold

The principal elements of costs of goods sold in our manufacturing operations are component parts, raw materials, factory overhead and labor. Component parts and raw materials comprised over 80% of costs of goods sold for the year ended December 31, 2008. The principal component parts are engines and alternators. We design and manufacture air-cooled engines for certain of our products smaller than 20kW. We source engines for some of our smaller products and all of our products larger than 20kW. We design all the alternators for our units and manufacture alternators for certain of our units. We also manufacture other generator components where we believe we have a design and cost advantage. We source component parts from an extensive global network of reliable, low-cost suppliers.

The principal raw materials used in our manufacturing processes and in the manufacturing of the components we source are steel, copper and aluminum. We are susceptible to fluctuations in the cost of these commodities, impacting our costs of goods sold. We seek to mitigate the impact of commodity prices on our business through a continued focus on product design improvements and price increases in our products. However, there is typically a lag between raw material price fluctuations and their effect on our costs of goods sold.

Other sources of costs include our manufacturing facilities, which require significant factory overhead, labor and shipping costs, are also significant sources of costs. Factory overhead includes utilities, support personnel, depreciation, general supplies and support and maintenance. Although we maintain a low-cost, largely non-union workforce and flexible manufacturing processes, our margins can be impacted when we cannot promptly decrease labor and manufacturing costs to match declines in net sales.

Operating expenses

Our operating expenses consist of costs incurred to support our marketing, distribution, engineering, information systems, human resources, finance, purchasing, risk management, legal and tax functions. All of these categories include personnel costs such as salaries, bonuses, employee benefit costs and taxes. We classify our operating expenses into four categories: selling and service, research and development, general and administrative, and amortization of intangibles.

Selling and service.    Our selling and service expenses consist primarily of personnel expense, marketing expense, warranty expense and other sales expenses. Our personnel expense recorded in selling and services expenses includes the expense of our sales force responsible for our national accounts and other personnel involved in the marketing and sales of our products. Warranty expense, which is recorded at the time of sale, is estimated based on historical trends. Our marketing expenses include direct mail costs, printed material costs, product display costs, market research expenses, trade show expenses and media advertising. Marketing expenses generally increase as our sales efforts increase and are related to the launch of new product offerings and opportunities within selected markets or associated with specific events such as awareness marketing in areas impacted by storms, participation in trade shows and other events.

Research and development.    Our research and development expenses support our nearly 100 active research and development projects. We currently operate three advanced facilities and employ over 100 engineers who focus on new product development, existing product improvement and cost reduction. Our commitment to research and development has resulted in a significant portfolio of approximately 50 U.S. and international patents and patent applications. Our research and development is expensed as incurred.

General and administrative.    Our general and administrative expenses include personnel costs for general and administrative employees, accounting and legal professional services fees, information technology costs, insurance, travel and entertainment expense and other corporate expense. We expect our general and administrative expenses to increase in future periods as we expect to incur additional expenses associated with being a public company, including increased personnel costs, legal costs, accounting costs, board compensation expense, investor relations costs, higher insurance premiums and costs associated with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, other applicable SEC regulations and the requirements of the NYSE.

Amortization of intangibles.    Our amortization of intangibles expenses include the straight-line amortization of customer lists, patents and other intangibles assets.

Goodwill and trade name impairment charges.    Goodwill represents the excess of the amount paid to acquire us over the estimated fair value of the net tangible and intangible assets acquired as of the November 2006 date of the CCMP Transactions.

Other indefinite-lived intangible assets consist of trade names. The fair value of trade names is measured using a relief-from-royalty approach, which assumes the fair value of the trade name is the discounted cash flows of the amount that would be paid had we not owned the trade name and instead licensed the trade name from another company.

In some periods, we have recorded a charge for the writedown of goodwill and trade names that was recorded in operating expenses. Please see "Critical accounting policies—Goodwill and other intangible assets" for additional detail on this charge.

Transaction-related expenses.    In the year ended December 31, 2006, our operating expenses include one-time transaction-related expenses incurred during the Predecessor Period related to the CCMP Transactions.

Other income (expense)

Our other income (expense) includes the interest expense on the outstanding balances of our $950.0 million first lien term loan, $430.0 million second lien term loan and $150.0 million revolving credit facility entered into in November 2006 and the amortization of debt financing costs. No amounts were outstanding under the revolving credit facility at September 30, 2009 and December 31, 2008. The amounts borrowed under our term loans bear interest at rates based upon either a base rate or LIBOR, plus an applicable margin. We also earn interest income on our cash and cash equivalents, which is included in other income (expense). We also record expenses related to interest rate swap agreements, which had a notional amount of $675.0 million outstanding at September 30, 2009 at an average rate of 5.04%. Other income (expense) may also include other financial items such as extinguishment of debt.

Taxes

Because we made a Section 338(h)(10) election in connection with the CCMP Transactions, we have $1.5 billion of tax-deductible goodwill and intangible asset amortization remaining as of September 30, 2009 that we expect to generate cash federal tax savings of $529 million through 2021, assuming continued profitability and a 35% federal tax rate. The amortization of these assets for tax purposes is expected to be $122 million annually through 2020 and $102 million in 2021, which generates annual cash tax savings of $43 million through 2020 and $36 million in 2021, assuming profitability and a 35% federal tax rate. Additionally, we have net operating loss, or NOL, carry-forwards of $163.6 million as of September 30, 2009, which we expect to generate an additional $46 million of cash tax savings when and if utilized.

Based on current business plans, we believe that our cash tax obligations through 2021 will be significantly reduced by these tax attributes.

Critical accounting policies

Our critical accounting policies are more fully described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. As discussed in Note 2, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results may differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of our financial statements include a goodwill and other indefinite-lived intangible asset impairment assessment, estimates as to the recovery of accounts receivable and inventory reserves, and estimates used in the determination of liabilities related to customer rebates, pension obligations, product warranty, product liability, interest rate swap derivative contracts and taxation.

Goodwill and other intangible assets

We perform an annual impairment test for goodwill and trade names and more frequently if an event or circumstances indicate that an impairment loss has been incurred. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset. The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value of the applicable reporting unit. We have determined we have one reporting unit, and all significant decisions are made on a companywide basis by our chief operating decision maker. Estimated fair value is based on management judgments and assumptions with the assistance of a third-party valuation firm, and those fair values are compared with our aggregate carrying value. If our fair value is greater than the carrying amount, there is no impairment. If our carrying amount is greater than the fair value, then the second step must be completed to measure the amount of impairment, if any.

The second step calculates the implied fair value of the goodwill, which is compared to its carrying value. The implied fair value of goodwill is calculated by valuing all of the tangible and intangible assets of the reporting unit at the hypothetical fair value, assuming the reporting unit had been acquired in a business combination. The excess of the fair value of the entire reporting unit over the fair value of its identifiable assets and liabilities is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

As of October 31, 2008, we performed our annual goodwill impairment test. Our fair value was estimated based on a weighted analysis of discounted cash flows and comparable public company analysis (i.e., market approach). The rate used in determining discounted cash flows is a rate corresponding to our weighted average cost of capital, adjusted for risk where appropriate. In determining the estimated future cash flows, current and future levels of income are considered as well as business trends and market conditions. Due to an increase in the our weighted average cost of capital and lower comparable public company market values resulting from weakening economic conditions, the analysis indicated the potential for impairment.

We performed the second step of the goodwill impairment evaluation with the assistance of a third-party valuation firm and determined an impairment of goodwill existed. Accordingly, a non-cash charge of $503.2 million was recognized in 2008 for goodwill impairment. There was no impairment recorded for the year ended December 31, 2007.

We performed our annual fair value-based impairment test on trade names as of October 31, 2008. As a result of the test, we recorded a non-cash charge of $80.3 million for trade name impairment. The primary reason for this impairment charge related to a re-branding strategy, which was committed to in the fourth quarter of 2008 and resulted in our plan to discontinue use of the Guardian® trade name over time as we consolidate brands under the Generac label. Accordingly, this particular trade name was written down to its estimated realizable value of $8.7 million, which will be amortized over its remaining useful life of two years.

When preparing a discounted cash flow analysis, we make a number of key estimates and assumptions. We estimate the future cash flows of the business based on historical and forecasted revenues and operating costs. This, in turn, involves further estimates, such as estimates of future growth rates and inflation rates. In addition, we apply a discount rate to the estimated future cash flows for the purpose of the valuation. This discount rate is based on the estimated weighted average cost of capital for the business and may change from year to year. Weighted average cost of capital includes certain assumptions such as market capital structures, market betas, risk-free rate of return and estimated costs of borrowing. Changes in these key estimates and assumptions, or in other assumptions used in this process, could materially affect our impairment analysis for a given year. Additionally, since our measurement also considers a market approach, changes in comparable public company multiples can also materially impact our impairment analysis.

As previously discussed, we recognized a $503.2 million goodwill impairment charge and $80.3 million trade name impairment charge in the fourth quarter of 2008. As economic conditions, market comparables and cash flows from operations have improved from the fourth quarter of 2008, we expect the fair value of our reporting unit to improve, and we believe that no further goodwill impairment is likely at this time.

In the long term, our remaining goodwill and trade name balances could be further impaired in future periods. A number of factors, many of which we have no ability to control, could affect our financial condition, operating results and business prospects and could cause actual results to differ from the estimates and assumptions we employed. These factors include:

•
a prolonged global economic crisis;

•
a significant decrease in the demand for our products;

•
the inability to develop new and enhanced products and services in a timely manner;

•
a significant adverse change in legal factors or in the business climate;

•
an adverse action or assessment by a regulator; and

•
successful efforts by our competitors to gain market share in our markets.

Our cash flow assumptions are based on historical and forecasted revenue, operating costs and other relevant factors. If management's estimates of future operating results change or if there are changes to other assumptions, the estimate of the fair value of our business may change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

Defined benefit pension obligations

The funded status of our pension plans is more fully described in Note 9 to our audited consolidated financial statements included elsewhere in this prospectus. As discussed in Note 9, the pension benefit obligation and related pension expense or income are calculated in accordance with ASC 715-30, Defined Benefit Plans—Pension, and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets.

Rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations for fiscal year 2008 used a discount rate of 6.48% and an expected rate of return on plan assets of 9.0%. Our discount rate was selected using a methodology that matches plan cash flows with a selection of Moody's Aa or higher rated bonds, resulting in a discount rate that better matches a bond yield curve with comparable cash flows. In estimating the expected return on plan assets, we study historical markets and preserve the long-term historical relationships between equities and fixed-income securities. We evaluate current market factors such as inflation and interest rates before we determine long-term capital market assumptions and review peer data and historical returns to check for reasonableness and appropriateness. Changes in the discount rate and return on assets can have a significant effect on the funded status of our pension plans, stockholders' equity and related expense. We cannot predict these changes in discount rates or investment returns and, therefore, cannot reasonably estimate whether the impact in subsequent years will be significant.

The funded status of our pension plans is the difference between the projected benefit obligation and the fair value of its plan assets. The projected benefit obligation is the actuarial present value of all benefits expected to be earned by the employees' service adjusted for future potential wage increases. At December 31, 2008, the fair value of plan assets was less than the projected benefit obligation by approximately $14.4 million.

Our funding policy for our pension plans is to contribute amounts at least equal to the minimum annual amount required by applicable regulations. We expect to contribute $850,000 to our pension plans in 2009. See Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for a description of our pension plans.

We elected to freeze our pension plans effective December 31, 2008. This resulted in a cessation of all future benefit accruals for both hourly and salary pension plans. A curtailment liability gain of $5.8 million related to the salary plan was recognized as a reduction to the unrecognized net loss, as the curtailment liability gain was less than the unrecognized net loss prior to the plan amendment and therefore did not impact the statement of operations for the year ended December 31, 2008.

Allowance for doubtful accounts, excess and obsolete inventory reserves, product warranty reserves and other contingencies

The reserves, if any, for customer rebates, product warranty, product liability, litigation, excess and obsolete inventory and doubtful accounts are fact-specific and take into account such factors as specific customer situations, historical experience, and current and expected economic conditions. These reserves are reflected under Notes 2, 3, 4 and 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Derivative accounting

We have interest rate swap contracts, or the Swaps, in place to fix a portion of our variable rate indebtedness. For 2006, 2007 and 2008, the Swaps were deemed highly effective per ASC 815 (formerly SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities) and therefore, any changes in fair value of these Swaps is recorded in accumulated other comprehensive income (loss). As of January 3, 2009, in accordance with the terms of our senior secured credit facilities, we changed the interest rate election from three-month LIBOR to one-month LIBOR. As a result, we concluded that as of January 3, 2009, the Swaps no longer met hedge effectiveness criteria under SFAS No. 133. Future changes in the fair value of the Swaps will be immediately recognized in our statement of operations as interest expense, while the effective portion of the Swaps prior to the change will remain in accumulated other comprehensive income (loss) and will be amortized as interest expense over the period of the originally designated hedged transactions scheduled to end on January 4, 2010.

We estimated the fair value of the Swaps pursuant to ASC 815, Derivatives and Hedging, which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value. When determining the fair value of the Swaps, we considered our credit risk in accordance with ASC 815. The fair value of the Swaps, including the impact of credit risk, at December 31, 2007 and 2008 was a liability of $18.5 million and $24.2 million, respectively.

Income taxes

We account for income taxes in accordance with ASC 740, Income Taxes. Our estimate of income taxes payable, deferred income taxes and the effective tax rate is based on an analysis of many factors including interpretations of federal and state income tax laws, the difference between tax and financial reporting bases of assets and liabilities, estimates of amounts currently due or owed in various jurisdictions, and current accounting standards. We review and update our estimates on a quarterly basis as facts and circumstances change and actual results are known.

We have generated significant deferred tax assets as a result of goodwill and intangible asset book versus tax differences as well as significant net operating loss carryforwards to date. In assessing the realizability of these deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As a result of this analysis, we have recorded a full valuation allowance against these net deferred tax assets.

On January 1, 2007, we adopted the provisions of ASC 740-10 (formerly known as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109). ASC 740-10 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on tax returns. As such, accruals for tax contingencies, if any, are provided for in accordance with the requirements of ASC 740-10.

Results of operations

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

The following table sets forth our consolidated statement of operations data for the periods indicated:

	Nine months ended September 30,
(Dollars in thousands)	2008	2009

Net sales	$401,605	$434,284
Costs of goods sold	257,736	262,078
Gross profit	143,869	172,206
Operating expenses:
Selling and service	41,068	44,863
Research and development	7,477	7,752
General and administrative	11,708	11,538
Amortization of intangibles	35,604	38,863
Total operating expenses	95,857	103,016
Income from operations	48,012	69,190
Total other expense, net	(75,433)	(44,491)
Income (loss) before provision (benefit) for income taxes	(27,421)	24,699
Provision (benefit) for income taxes	12,769	324

Net income (loss)	$(40,190)	$24,375

Net sales.    Net sales increased $32.7 million, or 8.1%, to $434.3 million for the nine months ended September 30, 2009 from $401.6 million for the nine months ended September 30, 2008. This increase was driven by a $50.0 million, or 22.9%, increase in sales to the residential markets due to the introduction of our new air-cooled product line, increases in our points of distribution, our re-entry into the small kilowatt portable generator market in May 2008, and a strong winter storm season in the beginning of 2009 partially offset by the impact of a weaker summer storm season during the third quarter of 2009. Net sales were also impacted by increased selling prices on certain residential, commercial and industrial units, which we expect to continue to benefit our operations through the remainder of the year. The increase in home standby and portable generators was partially offset by a $13.3 million, or 8.5%, decline in industrial and commercial sales as industrial national account and other customers lowered capital spending in late 2008 and 2009. Net sales for the three months ended September 30, 2009 declined $20.8 million or 12.6% compared to the three months ended September 30, 2008, largely as a result of a decline in portable generator sales due to the weaker summer storm season and the decline in industrial and commercial sales referenced above.

Costs of goods sold.    Costs of goods sold increased $4.3 million, or 1.7%, to $262.1 million for the nine months ended September 30, 2009 from $257.7 million for the nine months ended September 30, 2008. This increase was driven by an $8.6 million increase in materials cost, primarily due to higher sales volumes offset by the impact of lower steel, copper and aluminum costs. Mitigating the increase in materials cost was a $2.8 million decline in freight costs and a $1.5 million decline in labor and overhead expenses.

Gross profit.    Gross profit increased $28.3 million, or 19.7%, to $172.2 million for the nine months ended September 30, 2009 from $143.9 million for the nine months ended September 30, 2008, primarily due to the increase in net sales described above. As a percentage of net sales, gross profit increased to 39.7% for the nine months ended September 30, 2009 from 35.8% for the nine months ended September 30, 2008. We realized the margin improvement from price increases and improved sourcing of certain components and products, partially offset by higher sales of lower margin products. Gross profit for the three months ended September 30, 2009 increased $8.7 million or 15.5% compared to the three months ended September 30, 2008, due to the gross margin improvement referenced above.

Operating expenses.    Operating expenses increased $7.2 million, or 7.5%, to $103.0 million for the nine months ended September 30, 2009 from $95.9 million for the nine months ended September 30, 2008. This increase was attributable to a $3.8 million increase in selling and service expenses due to higher variable expenses related to our increase in net sales, such as warranty, commission and credit card fees, as well as higher advertising costs. Amortization of intangibles also increased by $3.3 million, primarily due to the recharacterization of a particular trade name with an estimated value of $8.7 million net of impairment from indefinite-lived to defined life following the implementation of our re-branding strategy, whereby we are consolidating brands under the Generac label and began phasing out the particular trade name over time as described in "Critical accounting policies—Goodwill and other intangible assets." Research and development expenses increased $0.3 million from ongoing product development. General and administrative expenses declined $0.2 million due to cost reduction initiatives across the business.

Other expense.    Other expense decreased $30.9 million, or 41.0%, to $44.5 million for the nine months ended September 30, 2009 from $75.4 million for the nine months ended September 30, 2009. This decrease was driven by a $21.1 million decline in interest expense as a result of our reduction in indebtedness and lower LIBOR rates, offset by accounting for ineffectively hedged interest rate swaps resulting in additional net interest expense of $8.0 million. Gains on extinguishment of debt also increased by $9.4 million from $5.3 million for the nine months ended September 30, 2008 to $14.7 million for the nine months ended September 30, 2009. The gains on extinguishment of debt and the related decrease in interest expense are due to the debt repurchases by affiliates of CCMP of $104.3 million of our second lien term loans from September 2007 to April 2008, which such CCMP affiliates contributed to our company in exchange for shares of our Class B Voting Common Stock, and debt repurchases of $154.8 million of our first and second lien term loans from December 2008 to July 2009, which such CCMP affiliates contributed to our company in exchange for shares of our Series A Preferred Stock. See "Certain relationships and related person transactions."

Income tax expense (benefit).    Income tax expense was $0.3 million for the nine months ended September 30, 2009 and $12.8 million for the nine months ended September 30, 2008. During the nine months ended September 30, 2008, our tax basis in goodwill was lower than our book basis. As such, a deferred tax liability was recognized on our consolidated balance sheet. These deferred tax liabilities were considered to have indefinite lives and therefore were ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets. This resulted in tax expense of $12.8 million recorded in our consolidated statement of operations for the nine months ended September 30, 2008.

Net income (loss).    As a result of the factors identified above, we generated net income of $24.4 million for the nine months ended September 30, 2009 and a loss of $40.2 million for the nine months ended September 30, 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

The following table sets forth our consolidated statement of operations data for the periods indicated:

	Year ended December 31,
(Dollars in thousands)	2007	2008

Net sales	$555,705	$574,229
Costs of goods sold	333,428	372,199
Gross profit	222,277	202,030
Operating expenses:
Selling and service	52,652	57,449
Research and development	9,606	9,925
General and administrative	17,581	15,869
Amortization of intangibles	47,602	47,602
Goodwill and trade name impairment charges	—	583,486
Total operating expenses	127,441	714,331
Income (loss) from operations	94,836	(512,301)
Total other expense, net	(105,121)	(43,254)
Loss before provision for income taxes	(10,285)	(555,555)
Provision (benefit) for income taxes	(571)	400

Net loss	$(9,714)	$(555,955)

Net sales.    Net sales increased $18.5 million, or 3.3%, to $574.2 million for the year ended December 31, 2008 from $555.7 million for the year ended December 31, 2007. This increase was driven by a $25.9 million, or 8.4%, increase in sales to the residential markets, partially offset by a $9.5 million, or 21.9%, decrease in other sales driven by weakness in the RV market. The increase in sales to the residential markets was driven by our re-entry into the small kilowatt portable generator market in the second quarter of 2008, increased sales volumes of standby generators following the redesign of our air-cooled home standby generators and growth in our dealer and electrical wholesale points of distribution. Demand for home standby and portable products was also aided by heightened awareness following a strong hurricane and winter ice storm season. In 2008, we also experienced a modest increase in sales to commercial and industrial markets.

Costs of goods sold.    Costs of goods sold increased $38.8 million, or 11.6%, to $372.2 million for the year ended December 31, 2008 from $333.4 million for the year ended December 31, 2007. This increase was driven primarily by a $35.1 million increase in materials cost due to higher steel, copper and aluminum prices and higher sales volumes. Additionally, labor expenses increased by $3.2 million due to higher sales volumes.

Gross profit.    Gross profit decreased $20.2 million, or 9.1%, to $202.0 million for the year ended December 31, 2008 from $222.3 million for the year ended December 31, 2007. As a percentage of net sales, gross profit declined to 35.2% for the year ended December 31, 2008 from 40.0% for the year ended December 31, 2007. This decline was primarily due to the above-mentioned increases in commodity prices, as well as an increase in sales of lower margin products.

Operating expenses.    Operating expenses increased $586.9 million to $714.3 million for the year ended December 31, 2008 from $127.4 million for the year ended December 31, 2007. This increase is primarily attributable to a $583.5 million goodwill and trade name impairment charge that was recorded in the fourth quarter of 2008. Excluding the goodwill and trade name impairment charge, operating expenses increased $3.4 million, or 2.7%. This was driven primarily by a $4.8 million increase in selling and service expenses due to increased sales volumes and associated increases in freight and warranty expenses. Research and development costs also increased by $0.3 million from ongoing product development. As a percentage of net sales, operating expenses, excluding the goodwill and trade name impairment charge, declined to 22.8% for the year ended December 31, 2008 from 22.9% for the year ended December 31, 2007 due to cost management efforts, including a $1.7 million decline in general and administrative expense and operating cost leverage over higher sales volumes.

Other expense.    Other expense decreased $61.9 million, or 58.9%, to $43.3 million for the year ended December 31, 2008 from $105.1 million for the year ended December 31, 2007. This decline was driven by a $46.6 million increase in gains on the extinguishment of debt to $65.4 million, as well as a $17.3 million decrease in interest expense as a result of debt repurchases made during the year and the ongoing deleveraging of the business. The debt repurchases consisted of purchases by affiliates of CCMP of $104.3 million of our second lien term loans from September 2007 to April 2008, which such CCMP affiliates contributed to our company in exchange for shares of our Class B Common Stock, and $154.8 million of our first and second lien term loans from December 2008 to July 2009, which such CCMP affiliates contributed to our company in exchange for shares of our Series A Preferred Stock. See "Certain relationships and related person transactions."

Income tax expense (benefit).    We incurred an income tax expense of $0.4 million for the year ended December 31, 2008 compared to an income tax benefit of $0.6 million for the year ended December 31, 2007.

Net income (loss).    As a result of the factors identified above, we generated a net loss of $556.0 million, for the year ended December 31, 2008, compared to a net loss of $9.7 million for the year ended December 31, 2007.

Year ended December 31, 2007 compared to the combined year ended December 31, 2006

We compare the year ended December 31, 2007 (post-merger) and the combined periods from January 1, 2006 to November 10, 2006 (Predecessor) and from November 11, 2006 to December 31, 2006 (Successor) for purposes of management's discussion and analysis of the results of operations. Any references below to the year ended December 31, 2006 refer to the combined periods. Material fluctuations in operations resulting from the effect of purchase accounting have been highlighted.

U.S. GAAP does not allow for such combination of Predecessor and Successor financial results. We believe the combined results provide the most meaningful way to comment on our results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2007 because discussion of any partial period comparisons would not be meaningful. The combined information is the result of merely adding the Predecessor and Successor columns, is not consistent with U.S. GAAP and does not include any pro forma assumptions or adjustments.

The following table sets forth our consolidated statement of operations data for the periods indicated:

		Successor
	Predecessor
		Period from November 11, 2006 through December 31, 2006
(Dollars in thousands)	Period from January 1, 2006 through November 10, 2006		Combined year ended December 31, 2006	Year ended December 31, 2007

Net sales	$606,249	$74,110	$680,359	$555,705
Costs of goods sold	371,425	55,105	426,530	333,428
Gross profit	234,824	19,005	253,829	222,277
Operating expenses:
Selling and service	45,800	5,279	51,079	52,652
Research and development	9,141	1,168	10,309	9,606
General and administrative	12,631	1,695	14,326	17,581
Amortization of intangibles	—	8,576	8,576	47,602
Transaction related expenses	149,792	—	149,792	—
Total operating expenses	217,364	16,718	234,082	127,441
Income from operations	17,460	2,287	19,747	94,836
Total other income (expense), net	846	(18,244)	(17,398)	(105,121)
Income (loss) before provision (benefit) for income taxes	18,306	(15,957)	2,349	(10,285)
Provision (benefit) for income taxes	5,519	—	5,519	(571)

Net income (loss)	$12,787	$(15,957)	$(3,170)	$(9,714)

Net sales.    Net sales declined $124.7 million, or 18.3%, to $555.7 million for the year ended December 31, 2007 from $680.4 million for the year ended December 31, 2006. This decline was driven by a $121.1 million, or 28.3%, decline in sales to the residential markets, particularly in the regions where consumer durable purchases weakened in tandem with lower awareness. Awareness declined following less active 2006 and 2007 storm seasons compared to the significant hurricane activity in 2005, which led to increased 2006 net sales above the historical trend. The decrease in net sales in 2007 followed two years of significant net sales increases, 31.2% in the year ended December 31, 2006 from $518.8 million in the year ended December 31, 2005, and 46.4% in 2005 from $354.2 million in the year ended December 31, 2004. Other sales also declined by $12.5 million, or 22.4%, for the year ended December 31, 2007 driven by lower RV generator and engine sales volumes. This decline was partially offset by continued strength in shipments to new and existing telecommunications customers and increased sales of our MPS products.

Costs of goods sold.    Costs of goods sold decreased $93.1 million, or 21.8%, to $333.4 million for the year ended December 31, 2007 from $426.5 million for the year ended December 31, 2006. This decrease was primarily driven by a $74.9 million decline in materials costs as a result of lower sales volumes of home standby and portable generators. Lower sales volumes also drove a $7.5 million decline in overhead expense, $6.8 million decline in labor expense and $3.9 million decline in freight costs.

Gross profit.    Gross profit decreased $31.6 million, or 12.4%, to $222.3 million for the year ended December 31, 2007 from $253.8 million for the year ended December 31, 2006, driven primarily by the decline in net sales. As a percentage of net sales, gross profit increased to 40.0% for the year ended December 31, 2007 from 37.3% for the year ended December 31, 2006. This margin improvement was driven by a combination of new product introductions, price increases and ongoing manufacturing cost reductions.

Operating expenses.    Operating expenses decreased $106.6 million, or 45.6%, to $127.4 million for the year ended December 31, 2007 from $234.1 million for the year ended December 31, 2006. This was primarily attributable to $149.8 million in one-time transaction expenses incurred in 2006 during the Predecessor Period. This was partially offset by a $39.0 million increase in the amortization of intangibles as a result of the CCMP Transactions incurred for the year ended December 31, 2007 over the prior year.

As a percentage of net sales, operating expenses decreased to 22.9% for the year ended December 31, 2007 from 34.4% for the year ended December 31, 2006. Excluding the impact of the transaction and amortization expenses described above, operating expenses as a percentage of net sales increased to 14.4% in the year ended December 31, 2007 from 11.1% for the year ended December 31, 2006, driven by reduced operating cost leverage on lower sales volumes. Selling and service expenses increased by $1.6 million due to an increase in strategic marketing expenses. General and administrative expenses increased by $3.3 million due to higher severance expenses. These increases were partially offset by a $0.7 million decrease in research and development expenses due to a reduced number of product introductions.

Other expense.    Other expense increased $87.7 million to $105.1 million for the year ended December 31, 2007 from $17.4 million for the year ended December 31, 2006. This was largely due to a $106.3 million increase in interest expense due to the increase in our leverage in connection with the CCMP transactions. We also recorded a gain on the extinguishment of debt of $18.8 million for the year ended December 31, 2007 as a result of debt purchases by affiliates of CCMP and contributed to us during the year.

Income tax expense (benefit).    We recorded an income tax benefit of $0.6 million for the year ended December 31, 2007 versus income tax expense of $5.5 million for the year ended December 31, 2006.

Net income (loss).    As a result of the factors identified above, net loss after taxes increased by $6.5 million to a net loss of $9.7 million for the year ended December 31, 2007, compared to a net loss of $3.2 million for the year ended December 31, 2006.

Liquidity and capital resources

Our primary cash requirements include the payment of our raw material and components suppliers and operating expenses, interest and principal payments on our debt, and capital expenditures. We finance our operations primarily through cash flow from operations and borrowings under our revolving credit facility. In November 2006, Generac Power Systems entered into a seven-year $950.0 million first lien term loan, a seven-and-a-half year $430.0 million second lien term loan, and a six-year $150.0 million revolving credit facility. To date, we have paid $29.4 million in principal and our affiliates have repurchased and contributed $9.9 million in face value of Generac Power System's first lien term loan. Our affiliates have also repurchased and contributed $249.1 million in face value of Generac Power System's second lien term loan. See "Senior secured credit facilities" below.

At December 31, 2008, we had cash and cash equivalents of $81.2 million and $143.3 million of availability under our revolving credit facility, after giving effect to $6.7 million of outstanding letters of credit. Our total indebtedness was $1,130.9 million at December 31, 2008. At September 30, 2009, our principal sources of liquidity were cash and cash equivalents of $134.1 million and $144.0 million of availability under our revolving credit facility, after giving effect to $6.0 million of outstanding letters of credit. Our total indebtedness was $1,091.5 million at September 30, 2009.

Long-term liquidity

We believe that our cash flow from operations, our availability under our revolving credit facility, combined with our low capital expenditure and working capital costs, will provide us with sufficient capital to continue to grow our business in the next twelve months and beyond. However, we will use a significant portion of our cash flow to pay interest on our outstanding debt, limiting the amount available for working capital, capital expenditures and other general corporate purposes. As we continue to expand our business, we may in the future require additional capital to fund working capital, capital expenditures, or acquisitions.

Cash flow

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

The following table summarizes our cash flows by category for the periods presented:

	Nine months ended September 30,
(Dollars in thousands)	2008	2009	Change	% Change

Net cash provided by (used in) operating activities	$(18,845)	$45,131	$63,976	339.5%
Net cash provided by (used in) investing activities	$(3,758)	$(2,741)	$1,017	27.1%
Net cash provided by (used in) financing activities	$(10,743)	$10,500	$21,243	197.7%

Net cash provided by operating activities was $45.1 million during the nine months ended September 30, 2009 compared to net cash used in operating activities of $18.8 million during the nine months ended September 30, 2008. This $64.0 million increase was primarily attributable to the $64.6 million increase in net income as described in "Results of operations." Fluctuations in non-cash items for the nine months ended September 30, 2009 are driven by a $9.4 million increase in gain on extinguishment of debt and $18.2 million in amortization of unrealized loss on interest rate swaps related to the loss recorded in accumulated other comprehensive income (loss) while the swaps were deemed highly effective hedges. On January 3, 2009, the Company changed its interest rate election which resulted in the swaps no longer being a highly effective hedge and hedge accounting ceased prospectively. The increase in net income was offset by a $12.4 million decrease in cash flows from net changes in operating assets and liabilities. Net changes in operating assets and liabilities were an increase of $30.1 million for the nine months ended September 30, 2009, driven by a $27.2 million decrease in other accrued liabilities and $19.7 million increase in inventories, offset by a $9.4 million increase in accounts payable and $6.1 million decrease in accounts receivable. This increase was due to higher inventory levels in the third quarter of 2009 versus the fourth quarter of 2008 due to higher portable generator inventories, partially offset by seasonal management of accounts payable with certain of our suppliers and accounts receivable days. Net changes in operating assets and liabilities were an increase of $17.6 million for the nine months ended September 30, 2008, driven by a $35.2 increase in accounts receivable and $11.0 million increase in inventories, offset by a $17.8 million increase in accounts payable and $11.7 million increase in other accrued liabilities. This increase was primarily driven by increased sales and production volumes in the third quarter of 2008 versus the fourth quarter of 2007.

Net cash used in investing activities for the nine months ended September 30, 2009 was $2.7 million, which was the result of $2.9 million used for the purchase of property and equipment.

Net cash provided by financing activities in the nine months ended September 30, 2009 was $10.5 million due to a $20.0 million capital contribution in exchange for shares of our Series A Preferred Stock, offset by principal payments on our first lien term loan.

Year ended December 31, 2008 compared to year ended December 31, 2007

The following table summarizes our cash flows by category for the periods presented:

	Year ended December 31,
(Dollars in thousands)	2007	2008	Change	% Change

Net cash provided by operating activities	$38,513	$10,225	$(28,288)	(73.5)%
Net cash used in investing activities	$(12,732)	$(5,038)	$7,694	60.4%
Net cash provided by (used in) financing activities	$(8,937)	$4,728	$13,665	152.9%

Net cash provided by operating activities was $10.2 million for 2008 compared to $38.5 million in 2007. The $28.3 million decrease was primarily due to a $9.4 million increase in net loss, excluding the impact of significant noncash charges such as a $583.5 million goodwill and trade name impairment charge in 2008 and non-cash gains on extinguishment of debt of $65.4 million in 2008 and $18.8 million in 2007. Increases in net operating assets and liabilities led to a further decrease of $18.8 million of net cash provided by operating activities, primarily driven by increased sales and production volumes in the fourth quarter of 2008 as compared to the fourth quarter of 2007. The increase in net operating assets and liabilities was primarily the result of a $20.8 million increase in accounts receivable and a $26.4 million increase in inventories, partially offset by a $34.4 million increase in accounts payable.

Net cash used for investing activities for the year ended December 31, 2008 was $5.0 million and included $5.2 million used for the purchase of property and equipment. Net cash used for investing activities for the year ended December 31, 2007 was $12.7 million and included $13.2 million used for the purchase of property and equipment and the construction of our distribution center in Whitewater, Wisconsin, partially offset by a cash inflow of $0.4 million from collections on receivable notes.

Net cash provided by financing activities was $4.7 million for the year ended December 31, 2008, driven by $15.5 million in stockholder contributions of capital, offset in part by $10.4 million of payments on our term loans. Net cash used for financing activities was $8.9 million for the year ended December 31, 2007, primarily due to $9.5 million in principal payments on our first lien term loan.

Year ended December 31, 2007 compared to the combined year ended December 31, 2006

We compare the year ended December 31, 2007 (post-merger) and the combined periods from January 1, 2006 to November 10, 2006 (Predecessor) and from November 11, 2006 to December 31, 2006 (Successor) for purposes of management's discussion and analysis of our cash flows. Any references below to the year ended December 31, 2006 refer to the combined periods. Material fluctuations in cash flows resulting from the effect of purchase accounting have been highlighted.

U.S. GAAP does not allow for such combination of Predecessor and Successor financial results. We believe the combined information provides the most meaningful way to comment on our cash flows for the year ended December 31, 2006 compared to the year ended December 31, 2007 because discussion of any partial period comparisons would not be meaningful. The combined information is the result of merely adding the Predecessor and Successor columns, is not consistent with U.S. GAAP and does not include any pro forma assumptions or adjustments.

The following table summarizes our cash flows by category for the periods presented:

	Predecessor	Successor
(Dollars in thousands)	Period from January 1, 2006 through November 10, 2006	Period from November 11, 2006 through December 31, 2006	Combined year ended December 31, 2006	Year ended December 31, 2007	Change	% Change

Net cash provided by operating activities	$2,761	$36,060	$38,821	$38,513	$(308)	(0.8)%
Net cash used in investing activities	$(5,707)	$(1,865,003)	$(1,870,710)	$(12,732)	$1,857,978	99.3%
Net cash provided by (used in) financing activities	$(15,227)	$1,883,414	$1,868,187	$(8,937)	$(1,877,124)	(100.5)%

Net cash provided by operating activities was $38.5 million in 2007 compared with $38.8 million for the combined period in 2006. The $0.3 million decrease was primarily attributable to an $18.8 million decrease in cash flows from net changes in operating assets and liabilities and the $18.8 million non-cash gain on extinguishment of debt incurred in 2007. Changes in operating assets and liabilities in 2007 were driven by a decrease in accrued liabilities of $14.2 million and a decrease in accounts payable of $3.4 million, offset by a decrease in inventories of $21.4 million and a $4.8 million decrease in accounts receivable as a result of lower sales volumes. These decreases were offset by a $39.0 million increase in amortization of intangibles as a result of the CCMP Transactions.

Net cash used for investing activities for the year ended December 31, 2007 was $12.7 million and included $13.2 million used for the purchase of property and equipment and the construction of our distribution center in Whitewater, Wisconsin. Net cash used for investing activities for the year ended December 31, 2006 was $1,870.7 million and included $1,864.3 million net cash used for the purchase of Generac Power Systems in connection with the CCMP Transactions and $6.9 million used for the purchase of property and equipment.

Net cash used for financing activities was $8.9 million for the year ended December 31, 2007, primarily due to $9.5 million in principal payments on our first lien term loan. Net cash provided by financing activities was $1,868.2 million for the year ended December 31, 2006. This was primarily due to $1,380.0 million in proceeds from long-term debt and $688.5 million in stockholder contributions of capital in connection with the CCMP Transactions.

Senior secured credit facilities

In November 2006, as part of the CCMP Transactions, Generac Power Systems entered into (i) a first lien credit facility with Goldman Sachs Credit Partners L.P., as administrative agent, composed of (x) a $950.0 million term loan, which matures in November 2013 and (y) a $150 million revolving credit facility, which matures in November 2012, and (ii) a second lien credit facility with JP Morgan Chase Bank, N.A., as administrative agent, composed of a $430.0 million term loan, which matures in May 2014. A summary of these senior secured credit facilities are described below. This description is qualified in its entirety by reference to the complete text of the related credit agreements and security agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

The first lien credit facility bears interest at rates based upon either a base rate, plus an applicable margin (1.50% as of September 30, 2009, 1.50% as of December 31, 2008 and 1.50% as of December 31, 2007) or adjusted LIBOR rate plus an applicable margin (2.50% as of September 30, 2009, 2.50% as of December 31, 2008 and 2.50% as of December 31, 2007) determined based on a leverage ratio. The effective interest rate on the first lien credit facility term loan on September 30, 2009 was 5.7%. The second lien credit facility bears interest at rates based upon a base rate, plus an applicable margin of 5.00% or an adjusted LIBOR rate, plus an applicable margin of 6.00%. The effective interest rate on the second lien credit facility term loan on September 30, 2009 was 9.2%. Amounts under the revolving credit facility can be borrowed and repaid, from time to time, at our option, provided there is no default or event of default under either credit facility.

The obligations under the senior secured credit facilities are guaranteed by Generac Acquisition Corp. The first lien term loan facility and the revolving credit facility are secured by a first- priority perfected security interest (subject to permitted liens) in:

•
substantially all tangible and intangible assets (subject to certain exceptions) owned by Generac Acquisition Corp. and Generac Power Systems;

•
the capital stock of the existing and future domestic subsidiaries of Generac Acquisition Corp. and Generac Power Systems; provided that the pledge of the capital stock of non-U.S. subsidiaries is limited to 65% of the stock of the guarantors' non-U.S. subsidiaries; and

•
all proceeds and products of the property and assets described above.

The second lien term loan facility is secured by a second-priority security interest in all the assets pledged to the first lien term loan facility and the revolving credit facility, as described above.

In addition, our senior secured credit facilities provide us the option to raise incremental credit facilities, subject to certain limitations.

Covenant compliance

The senior secured credit facilities require Generac Power Systems to maintain a leverage ratio of consolidated total debt, net of unrestricted cash and marketable securities, to EBITDA (as defined in the senior secured credit facilities). We refer to the calculation of EBITDA under and as defined in our senior secured credit facilities in this prospectus as "Covenant EBITDA." Covenant EBITDA and the leverage ratio are calculated based on the four most recently completed fiscal quarters of Generac Power Systems. Based on the formulations set forth in the first lien credit facility, as of September 30, 2009, Generac Power Systems was required to maintain a maximum leverage ratio of 7.25 to 1.00, and the second lien credit facility required Generac Power Systems to maintain a maximum leverage ratio of 7.50 to 1.00. The maximum leverage ratio decreases over time under both facilities. The more restrictive of the facilities is the first lien credit facility, which requires Generac Power Systems to have a leverage ratio of no greater than 6.75 to 1.00 in the fourth quarter of 2009 and the first quarter of 2010, 6.50 to 1.00 in the second quarter of 2010, 6.25 to 1.00 in the third quarter of 2010, 5.75 to 1.00 in the fourth quarter of 2010 and the first quarter of 2011, 5.50 to 1.00 in the second quarter of 2011, 5.25 to 1.00 in the third quarter of 2011 and 4.75 to 1.00 in the fourth quarter of 2011 and thereafter. As of September 30, 2009, Generac Power Systems' leverage ratio was 6.37 to

1.00. Failure to comply with this covenant would result in an event of default under our senior secured credit facilities unless waived by our lenders. As of September 30, 2008, Generac Power Systems had violated its leverage ratio covenant. As permitted by the senior secured credit facilities, this violation was remedied by an equity contribution of $15.3 million from affiliates of CCMP in the fourth quarter of 2008. Generac Power Systems was in compliance with all of its covenants as of December 31, 2007, December 31, 2008 and September 30, 2009.

The maximum leverage ratio is a material term of our senior secured credit facilities in part because it is a maintenance covenant, and our compliance with the covenant is used in determining, among other things, the interest rate of the first lien credit facility, our ability to undertake business acquisitions, our ability to incur certain types of indebtedness and the maximum amount of dividends and distributions that our senior secured credit facilities permit us to pay to our stockholders, as described in more detail below.

The senior secured credit facilities contain other events of default that are customary for similar facilities and transactions, including a cross-default provision under the first lien credit facility with respect to any other indebtedness in an outstanding aggregate principal amount in excess of $25.0 million and a cross-default provision under the second lien credit facility with respect to any other indebtedness in an outstanding aggregate principal amount in excess of $28.75 million. An event of default under the senior secured credit facilities could result in the acceleration of our indebtedness under the facilities, and we may be unable to repay or finance the amounts due. If there were an event of default as a result of a failure to maintain our required leverage ratio or otherwise, it would have an adverse effect on our financial condition and liquidity, including preventing us from utilizing our revolving credit facility. In addition, the senior secured credit facilities restrict our ability to take certain actions, such as incur additional debt or make certain acquisitions, if we are unable to meet our leverage ratio.

We present Covenant EBITDA not only because of the maximum leverage ratio covenant in our senior secured credit facilities but also because our management uses Covenant EBITDA as a measure of our operating performance.

Covenant EBITDA represents net income (loss) as adjusted for the items reflected in the reconciliation table set forth below.

Covenant EBITDA does not represent, and should not be a substitute for net income (loss) as determined in accordance with U.S. GAAP. Covenant EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of the limitations are:

•
Covenant EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•
Covenant EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Covenant EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Covenant EBITDA does not reflect any cash requirements for such replacements;

•
several of the adjustments that we use in calculating Covenant EBITDA, such as non-cash impairment charges, while not involving cash expense, do have a negative impact on the value of our assets as reflected in our consolidated balance sheet prepared in accordance with U.S. GAAP; and

•
the adjustments for business optimization expenses, represent costs associated with severance and other items which are reflected in operating expenses and income (loss) from continuing operations in our consolidated statements of operations prepared in accordance with U.S. GAAP.

Because of these limitations, Covenant EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

The following table presents a reconciliation of net income (loss) to Covenant EBITDA:

(Dollars in thousands)	Year ended December 31, 2007		Year ended December 31, 2008		Twelve months ended September 30, 2009

Net income (loss)	$(9,714)		$(555,955)		$(491,390)
Interest expense	125,366		108,022		86,940
Depreciation and amortization	53,783		54,770		58,561
Income taxes provision (benefit)	(571)		400		(12,045)
Non-cash impairment and other charges(1)	5,328		585,634		584,277
Transaction costs and credit facility fees(2)	1,044		1,319		1,680
Non-cash gains(3)	(18,759)		(65,385)		(74,819)
Business optimization expenses(4)	1,944		971		247
Sponsor fees(5)	500		500		500
Letter of credit fees(6)	335		169		133
Other state taxes(7)	—		53		131
Holding company interest income(8)	(1,108)		(640)		(543)

Adjusted EBITDA(9)	158,148		129,858		153,672
Savings(10)	—		3,343		470
Equity cure(11)	—		15,319		—

Covenant EBITDA	$158,148		$148,520		$154,142

Leverage ratio covenant:
Net debt(12)	$1,219,094		$1,051,350		$981,597
Ratio of consolidated net debt to Covenant EBITDA	7.71	x	7.08	x	6.37	x

(1)   Represents the following non-cash charges:

  •
  for the Predecessor Period, a loss on disposal of assets;

  •
  for the period from November 11 through December 31, 2006, a charge for the step-up in book value of inventory as a result of the application of purchase accounting in connection with the CCMP Transactions;

  •
  for the year ended December 31, 2007, primarily a $3.9 million charge for the step-up in book value of inventory as a result of the application of purchase accounting in connection with the CCMP Transactions. Also includes $1.4 million of other charges, including a write-off of a pre-CCMP Transactions receivable, stock compensation expense, unsettled mark-to-market losses on copper forward contracts and losses on disposals of assets;

  •
  for the year ended December 31, 2008, primarily $503.2 million in goodwill impairment charges and $80.3 million in trade name impairment charges described in "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies—Goodwill and other intangible assets." Also includes $1.6 million of unsettled mark to market losses on copper forward contracts, a write-off of pre-CCMP Transactions bad debts and losses on disposals of assets. Separately, the amount also includes a write-off of certain inventory; and

  •
  for the twelve months ended September 30, 2009, primarily $503.2 million in goodwill impairment charges and $80.3 million in trade name impairment charges described above. Also includes $0.8 million of other charges, including a write-off of pre-CCMP Transactions bad debts, a write-off of certain inventory, and losses on disposals of assets.

(2)   Represents the following transaction costs and fees relating to our senior secured credit facilities:

  •
  transaction costs relating to the CCMP Transactions recorded in the Predecessor Period from January 1, 2006 through November 10, 2006 and the Successor Period from November 11, 2006 through December 31, 2008, which consisted primarily of the expense incurred by our Predecessor when grants under its Equity Appreciation Share Plan vested upon the change of control triggered by the CCMP Transactions, as described in Note 9 to our audited consolidated financial statements included elsewhere in this prospectus;

  •
  for all periods after 2006, administrative agent fees and revolving credit facility commitment fees under our senior secured credit facilities;

  •
  for all periods after 2006, transaction costs relating to repurchases of debt under our first and second lien credit facilities by affiliates of CCMP, which CCMP's affiliates contributed to our company in exchange for the issuances of securities described in "Certain relationships and related person transactions—Issuances of securities;" and

  •
  for the twelve months ended September 30, 2009, $0.3 million in transaction costs relating to this offering.

(3)   Represents non-cash gains on the extinguishment of debt repurchased by affiliates of CCMP, as described in note (2) above.

(4)   Primarily represents severance costs incurred from restructuring-related activities. For the year ended December 31, 2007, consists of $1.4 million of severance costs and $0.6 million of other restructuring-related costs.

(5)   Represents management, consulting, monitoring, transaction and advisory fees and related expenses paid or accrued to affiliates of CCMP and affiliates of Unitas under the advisory services and monitoring agreement described in "Certain relationships and related person transactions—Advisory services and monitoring agreement." Upon consummation of this offering, this agreement will automatically terminate.

(6)   Represents fees on letters of credit outstanding under our senior secured credit facilities.

(7)   Represents franchise and business activity taxes paid at the state level.

(8)   Represents interest earned on cash held at Generac Holdings Inc. We exclude these amounts because we do not include them in the calculation of covenant "EBITDA" under and as defined in our senior secured credit facilities.

(9)   For a detailed explanation of Adjusted EBITDA, please see note 6 to the table contained under "Summary historical consolidated financial and other data."

(10) Includes prospective cost savings permitted to be added back under our senior secured credit facilities. Because a portion of the prospective cost savings of $3.3 million for the year ended December 31, 2008 had been realized at September 30, 2009, the prospective cost savings at September 30, 2009 were $0.5 million.

(11) Equity cure represents a contribution by affiliates of CCMP in 2008 in order to cure a default under our leverage ratio. This contribution is permitted to be added back under our senior secured credit facilities and is not expected to be a recurring item.

(12) Represents Generac Power Systems' total debt less cash (Cash balance: $71.2 million as of December 31, 2007, $79.6 million as of December 31, 2008 and $111.9 million as of September 30, 2009). $2.0 million of second lien term loans purchased in 2009 has not yet been contributed to Generac Power Systems and is being held in treasury by the Company. As a result, this $2.0 million remains outstanding for the purposes of covenant compliance.

The differences between the definition of Covenant EBITDA and the definition of Adjusted EBITDA presented under "Prospectus summary—Summary historical consolidated financial and other data" and used in this prospectus are that the calculation of Adjusted EBITDA excludes the adjustments included under the line items "Savings" (note 10) and "Equity cure" (note 11) above. We did not include the adjustment for the prospective cost savings in our calculation of Adjusted EBITDA because we are presenting Adjusted EBITDA as a measure of our historical operating performance, and this adjustment represents cost savings that we expect to achieve in the future. Similarly, we did not include the adjustment for the equity cure by affiliates of CCMP in 2008 in our calculation of Adjusted EBITDA because this cash amount received from affiliates of CCMP was not generated by our operations.

In addition to the financial covenant described above, the senior secured credit facilities contain certain other affirmative and negative covenants that, among other things, provide limitations on the incurrence of additional indebtedness, liens on property, sale and leaseback transactions, investments, loans and advances, merger or consolidation, asset sales, acquisitions, transactions with affiliates, prepayments of any other indebtedness, modifications of Generac Power Systems' organizational documents, restrictions on Generac Power Systems' subsidiaries' ability to make capital expenditures. The ability to declare or pay dividends or make any other distributions with respect to any equity interests of Generac Power Systems, or to redeem, purchase, retire or otherwise acquire for value any equity interests of Generac Power Systems is also restricted under the first lien and second lien credit facility, subject to certain exceptions, including but not limited to dividends and distributions with the net proceeds of any issuance of qualified capital stock and a dollar basket which may be increased, subject, in the case of the dollar basket, to compliance with a pro forma ratio of consolidated senior secured debt (as defined in the senior secured credit facilities), which is net of unrestricted cash and marketable securities and excludes the indebtedness under the second lien credit facility, to Covenant EBITDA not exceeding 3.00 to 1.00 under the more restrictive of the facilities and subject to the other restrictions set forth in the credit documents. Additionally, the senior secured credit facilities contain events of default that are customary for similar facilities and transactions, including, among others, non-payment, breach of covenants, other defaults, change of control, misrepresentations and a cross-default provision with respect to any other indebtedness. As of September 30, 2009, Generac Power Systems was in compliance with all covenants.

The principal amount of the first lien term loan amortizes in equal installments of $2.375 million on the last date of each fiscal quarter through September 30, 2013, with a final payment of $875.081 million on November 10, 2013. Any amounts outstanding under the revolving credit facility are due on November 10, 2012. The principal amount of the second lien term loan facility is due on May 10, 2014.

Both the first lien and second lien credit facility grant Generac Power Systems the option to prepay its borrowings under the term loans or the revolving credit facility, subject to the procedures set forth in the credit documents. In certain circumstances, Generac Power Systems may be required to make prepayments on its borrowings if it receives proceeds as a result of certain asset sales, debt issuances, casualty or similar events of loss or if Generac Power Systems has excess cash flow (as defined in the senior secured credit facilities).

As of September 30, 2009, $910.7 million of borrowings were outstanding under the first lien term loan, and $180.8 million of borrowing were outstanding under the second lien term loan. As of December 31, 2008, $930.1 million of borrowings were outstanding under the first lien term loan and $200.8 million of borrowing were outstanding under the second lien term loan.

Contractual obligations

The following table summarizes our expected payments for significant contractual obligations as of September 30, 2009:

(Dollars in thousands)	Payment due by period
Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years

Long-term debt, including current portion	$1,091,539	$7,125	$19,000	$1,065,414	—
Interest on long-term debt(1)	158,426	37,524	74,335	46,567	—
Operating leases	502	203	299	—	—

Total contractual cash obligations	$1,250,467	$44,852	$93,634	$1,111,981	$—

(1)   Assumes all debt will remain outstanding until maturity and using the interest rates in effect for our senior secured credit facilities as of September 30, 2009.

Capital expenditures

Our operations continue to require significant capital expenditures for technology, capacity expansion and upgrades. Capital expenditures were $5.2 million for the year ended December 31, 2008, and were funded through cash from operations. Capital expenditures were $13.2 million for the year ended December 31, 2007, including expenditures relating to the construction of our distribution center in Whitewater, Wisconsin. We currently project our capital expenditures for 2009 to be approximately $5 million, and we expect to fund these capital expenditures with cash from operations.

Off-balance sheet arrangements

We have an arrangement with a finance company to provide floor plan financing for selected dealers. This arrangement provides liquidity for our dealers by financing dealer purchases of products with credit availability from the finance company. We receive payment from the finance company within a few days of shipment and our dealers are given a longer period of time to pay the finance provider. If our dealers do not pay the finance company, we may be required to repurchase the applicable inventory held by the dealer. We also indemnify the financing company for credit losses up to 50% of the financed balance where inventory cannot be returned. Total inventory financed accounted for approximately 5% of net sales for the year ended December 31, 2008 and approximately 4% of net sales for the nine months ended September 30, 2009. The amount financed by dealers which remained outstanding was $7.5 million as of December 31, 2008 and $1.3 million as of September 30, 2009. In 2009, we entered into a floor plan financing arrangement with another financing company under which we do not indemnify the financing company for credit losses associated with unreturnable inventory.

On October 5, 2009, we entered into a six-month commodity hedge transaction for copper with a total notional amount of $1.4 million. The primary objective of the hedge is to mitigate the impact of potential price fluctuations of copper on our financial results. Total losses or gains are recognized in the consolidated statement of operations.

Inflation

We do not believe that inflation has had a material effect on our results of operations. However, our business could be affected by inflation in the future.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk from changes in foreign currency exchange rates, commodity prices and interest rates. To reduce the risk from changes in certain foreign currency exchange rates and commodity prices, we use financial instruments from time to time. We do not hold or issue financial instruments for trading purposes.

Foreign currency

We are exposed to foreign currency exchange risk as a result of purchasing from suppliers in other countries. Periodically, we utilize foreign currency forward purchase and sales contracts to manage the volatility associated with foreign currency purchases in the normal course of business. Contracts typically have maturities of one year or less. Realized and unrealized gains and losses on transactions denominated in foreign currency are recorded in earnings as a component of cost of goods sold. At September 30, 2009 and December 31, 2008, we had no foreign exchange contracts outstanding.

Commodity prices

We are a purchaser of commodities and of components manufactured from commodities, including steel, aluminum, copper and others. As a result, we are exposed to fluctuating market prices for those commodities. While such materials are typically available from numerous suppliers, commodity raw materials are subject to price fluctuations. We generally buy these commodities and components based upon market prices that are established with the supplier as part of the purchase process. Depending on the supplier, these market prices may reset on a periodic basis based on negotiated lags. To the extent that commodity prices increase and we do not have firm pricing from our suppliers, or our suppliers are not able to honor such prices, we may experience a decline in our gross margins to the extent we are not able to increase selling prices of our products or obtain manufacturing efficiencies to offset increases in commodity costs.

Periodically, we engage in certain commodity risk management activities. The primary objectives of these activities are to understand and mitigate the impact of potential price fluctuations on our financial results. Generally, these risk management transactions will involve the use of commodity derivatives to protect against exposure resulting from significant price fluctuations.

We primarily utilize commodity contracts with maturities of one year or less. These are intended to offset the effect of price fluctuations on actual inventory purchases. At December 31, 2008, there were two outstanding commodity contracts in place to hedge our projected commodity purchases. Total gains or losses recognized in the statements of operations on commodity contracts were a loss of $1,092,000 for the year ended December 31, 2008. At September 30, 2009, there were no outstanding commodity contracts in place to hedge our projected commodity purchases. Total gains or losses recognized in the statements of operations on commodity contracts were a $137,000 gain for the nine-month period ended September 30, 2009.

On October 5, 2009, we entered into a six-month commodity hedge transaction for copper with a total notional amount of $1.4 million. The primary objective of the hedge is to mitigate the impact of potential price fluctuations of copper on our financial results. Total losses or gains are recognized in the consolidated statement of operations.

Interest rates

As of September 30, 2009, a portion of the outstanding debt under our term loans was subject to floating interest rate risk. We previously entered into swaps with certain banks. The notional amount of these swaps was $675.0 million as of September 30, 2009. At September 30, 2009, the fair value of the swaps reduced for our credit risk was a liability of $14.0 million. For further information on these swaps, see Note 6 to our audited consolidated financial statements included elsewhere in this prospectus. Even after giving effect to these swaps, we are exposed to risks due to fluctuations in the market value of these swaps and changes in interest rates with respect to the portion of our term loans that are not covered by these swaps. A hypothetical change in the LIBOR interest rate of 100 basis points would have changed annual cash interest expense by approximately $4.2 million (or, without the swaps in place, $10.9 million).

Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued ASC 105 (formerly SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a Replacement of FASB Statement No. 162). ASC 105 establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Following this Statement, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. All guidance contained in the Codification carries an equal level of authority. The GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. All nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 is effective for interim or annual financial periods ending after September 15, 2009. We will adopt this statement in the third quarter of fiscal 2009 and do not anticipate adoption will have a material impact on our consolidated financial position, results of operations or liquidity.

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for the disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009 and is applied prospectively. We adopted this statement effective June 30, 2009. There was no material financial statement impact as a result of adoption.

In March 2008, the FASB amended ASC 815, Derivatives and Hedging. ASC 815 is intended to help investors better understand how derivative instruments and hedging activities affect an entity's financial position, financial performance and cash flows through enhanced disclosure requirements. ASC 815 is effective for fiscal years and interim periods beginning after November 15, 2008. We adopted this statement effective January 1, 2009, which impacted our disclosures related to our hedging activities.

In December 2007, the FASB issued amended ASC 805. ASC 805 will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development, and restructuring costs. In addition, under ASC 805, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. ASC 805 is effective for fiscal years beginning after December 15, 2008 and will impact the accounting for any business combinations entered into after the effective date.

Industry

Industry and market data

This prospectus contains market data related to our business and industry. The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Although we believe these third-party sources are reliable, we have not independently verified the information. Also, some data are based on our management's internally derived good faith estimates, which are based on, among other things, third-party sources, internal market research, publicly available information about our competitors and feedback from distributors and customers.

Portions of this market data that relate to future market growth are based on a number of assumptions. If these assumptions turn out to be incorrect, actual market performance may differ from projected growth based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.

Aging U.S. power grid leading to recurring power outages

Disruptions to the aging U.S. power grid are increasing due to demand growth, equipment failures, prevalent under-investment and a variety of environmental causes. Over 20% of the power plants in the U.S. are more than 50 years old, with the average power plant having been constructed in 1964. According to the North American Electrical Reliability Council, or NERC, 30% to 50% of the transmission and distribution network in the United States is 40 to 50 years old. Under-investment in the transmission and distribution networks also compounds these challenges. The Edison Foundation estimates that approximately $880 billion will need to be invested in the U.S. transmission and distribution networks through 2030 to maintain today's level of electric service reliability.

Due to constraints on investment in the generation and transmission networks, the U.S. power grid has historically been prone to both minor and significant outage events caused by shortages in peak system capacity or equipment failure, as well as periodic outages caused by weather events. While major tropical storms and ice storms cause critical outages and receive extensive news coverage, power consumers in many regions of the country experience more frequent power quality disruptions driven by a wide variety of causes. Based on NERC reports on the causes of major power outages from 2002 to 2008, we estimate that the most significant cause of major power disturbances from 2002 to 2008 was high winds and thunderstorms with 43% of disturbances over this period, while ice and winter storms accounted only for 9%. Other important factors included grid reliability issues with 14% and other causes with 19% of disturbances over this period related to equipment failure, short circuits, vandalism and fire. Extreme weather conditions, including hurricanes, accounted for only 15% of major power disturbances over the same period.

In an effort to address these challenges, many utilities have performed feasibility and cost-benefit studies on burying above-ground power distribution lines underground, sometimes referred to as undergrounding. Undergrounding is expensive, costing up to an average of

$1 million per mile. With an estimated 4.0 million miles of overhead distribution lines across the United States according to the Edison Electric Institute, the implied cost to underground the national grid is $4.0 trillion. Given the large estimated cost to upgrade the U.S. power grid, we believe it is unlikely that the core causes of power disturbances will be addressed in the near future.

Generators are an alternative reliable power solution

The emergency standby generator market provides back-up power to a utility power source to ensure an uninterrupted power supply. Generators can be stationary or portable. A stationary standby generator is permanently installed outside a home, business or manufacturing facility. When primary utility power fails, the generator automatically starts and provides electrical power until utility power returns. Portable generators are used in locations that have no utility power source, such as construction sites, or in locations and situations where a permanent back-up power source is impractical.

Generator users can be broadly grouped into the residential, portable, commercial and industrial end markets. We estimate that the generator market in the United States and Canada was $3.6 billion in 2008, and the overall global generator market was estimated by Frost and Sullivan to be over $11 billion in 2008. The residential standby and portable market in the United States and Canada, which we estimate to be $1.1 billion in 2008, includes standby generators with a power range of 8kW to 60kW and portable generators with a power range of less than 1kW to 17.5kW. Residential standby generators are sold to homeowners and portable generators are sold to consumer and professional users.

We estimate that the light-commercial and industrial market in the United States and Canada was $2.3 billion in 2008. The light-commercial market in the United States and Canada primarily uses standby generators that range between 20kW and 150kW. Light-commercial end users include grocery and convenience stores, restaurants, gas stations, pharmacies, retail banks, small hospitals and health care facilities and police and fire stations. Small businesses, such as convenience stores and restaurants, rely on standby power generation to preserve sales potentially lost during a power outage and to protect against the high cost of inventory spoilage. The U.S. industrial market utilizes emergency standby, mobile and prime generators with output ranges from 20kW to several megawatts. Industrial end users include data centers, telecommunications operators, hospitals, manufacturing facilities, water and waste water treatment plants, large retailers, and government and other municipal facilities. We estimate that other generator markets, including RV generators, comprise an additional $200 million market in the United States and Canada in 2008.

The cost of outages and the relative affordability of generators have improved their potential return on investment

According to a 2006 report by Lawrence Berkeley National Laboratory, or LBNL, quoted in the SENTECH report, the average consumer on the U.S. power grid experienced 4.3 momentary power outages (less than five minutes) and 1.2 sustained power outages (more than five minutes) per year with an average duration of 106 minutes. LBNL published an estimate in 2006 that indicates, based on 2002 data, out of an annual $79 billion total cost to all U.S electricity consumers, the estimated cost of power outages was $57 billion for commercial U.S.

electricity consumers ($3,800 per commercial consumer annually) and $20 billion for industrial U.S. electricity customers ($12,750 per industrial consumer annually).

According to the SENTECH report, it is estimated that the average annual cost of sustained power outages is $7.2 billion for the industrial sector and $11.5 billion for the commercial sector. According to the same report, the cost of one hour of downtime in the industrial sector can be between $20,000 and $50,000, while four hours of downtime can cost up to seven times as much. In the commercial sector, one hour of downtime often costs the average commercial business less than $1,500, but one hour of downtime in the food selling and services industry typically results in losses of between $3,000 and $5,000 and of up to $23,000 for refrigerated warehouses.

Compared to the potential cost of power outages, the purchase and installation of back-up power generators is relatively inexpensive, often yielding a short-term positive return on investment for commercial and industrial consumers. In the light-commercial sector in particular, natural gas and liquid propane-fueled generators have begun to replace traditional diesel generators due to their lower acquisition and operating costs. As an example, due to the increased regulation of diesel engines, the acquisition cost of a typical 150kW diesel generator is approximately 35% higher than the acquisition cost of a 150 kW natural gas generator. For many light-commercial businesses, the cost of a generator can now be recouped through the savings realized during a single power outage. We believe that the lower cost of natural gas generators for small and medium commercial businesses has expanded the potential market for generators by making the purchase of a generator more economically compelling for those businesses.

Generator prices have also declined significantly for residential consumers over the last 10 years, resulting in increased affordability. Since 1999, the retail price for our entry level residential standby generator has decreased by more than 50% from over $4,500 to approximately $2,000 (before installation costs). We believe that this reduction in price has significantly narrowed the affordability gap between portable and automatic, stationary home standby generators, resulting in higher growth rates in the automatic home standby market.

Low penetration in residential and light-commercial markets and opportunities for increased penetration in industrial market

We believe that the penetration in the residential and light-commercial markets is significantly lower than the rate of penetration in established markets for industrial generators like hospitals, data centers and industrial facilities. We estimate that the residential standby generator market has grown at an approximate 16% CAGR since 2003. There is a substantial opportunity for further penetration in this market, since we estimate penetration to be approximately 2% of U.S. single-family, detached, owner-occupied households with a home value of over $100,000, as defined by the U.S. Census Bureau's 2007 American Housing Survey for the United States. This low penetration, when coupled with demographic and lifestyle changes and increasing reliance on home electronics for communication, recreation and work over the last decade, represents a significant opportunity for growth. We believe that each 1% of U.S. household penetration potentially represents up to an approximate $2 billion market opportunity at current product pricing. Based on warranty information consumers provide us when registering their products, most purchased generators are dedicated to existing homes, and a relatively small percentage of generators are purchased for newly constructed homes.

We also believe there are potential parallels between today's residential standby generator market and the developing central air conditioning market in the 1960s, including low penetration, improving affordability and availability, and a growing demand for convenience and comfort. Central air conditioning penetration increased rapidly from under 25% of homes in 1978 to more than 60% of U.S. homes today. Although we cannot predict future generator penetration rates, we believe there is potential for significant increases in standby generator penetration over the next several years.

Opportunities for further penetration of the residential market are enhanced by the increasing visibility of residential generators through expanded distribution in the dealer and retail channels. In the past few years, automatic, standby home generators have become standard merchandise in most national retail chains, leading home improvement chains and independent community hardware stores, and we believe the resulting product awareness and availability will facilitate the expansion of our sales to this market.

According to a 2007 Frost and Sullivan report, the light-commercial market is projected to grow at a higher rate than the industrial market, as businesses evaluate the increasing affordability of back-up power solutions. Most commercial structures, such as grocery and convenience stores, restaurants, pharmacies, gas stations and retail banks, show minimal penetration by generators. This market represents an attractive opportunity in the United States, which has over two million commercial business locations.

We estimate that the market for portable generators currently has a higher penetration rate of approximately 10% to 15% of U.S. homes, however we believe there are further opportunities for growth. While portable generator purchases are driven by many factors, the first purchase is often driven by spontaneous purchases in the context of unanticipated power outages. Portable generators can also be useful for recreational purposes (such as camping and tailgating) or homeowner usage (cost-effective back-up planning). Portable generators also offer a solution for contractors or professional users who require mobile portable power on their jobsites. We believe portable generators serve as an entry point into the standby residential market, as those consumers who already own portable generators may choose to upgrade to automatic, standby generators. When comparing the ease of use of an automatic system to the more labor-intensive nature of a portable generator, these customers may view the permanently installed and automatic, standby generator as an attractive alternative. Overall, portable generators have similar consumer attributes and demographics as standby generators and share many of the same drivers of a purchase decision. In fact, according to a survey of our customers that we commissioned in 2006, over 45% of standby generator buyers own or have previously owned portable generators.

Even in the more mature industrial market, we believe there are additional opportunities for penetration, especially given the benefits provided by natural gas engines over more common diesel engine-based generators. Natural gas-fueled generators minimize spillage, spoilage, environmental or odor concerns, eliminate fuel-related storage and address the need to comply with emission regulation. According to Frost and Sullivan, in North America, smaller gas generators (less than 250kW) are expected to grow 6.1% annually by 2011, slightly faster than diesel generators, which are expected to grow 5.0% annually over the same period. However, larger gas generators (250kW to 1mW) are expected to grow 7.3% by 2011, significantly higher than diesel generators at 4.2% over the same period. In addition, continued regulation of diesel engine emissions as well as rising fuel costs and raw material prices could significantly increase the costs involved in manufacturing and operating diesel generators in the long-term. We expect industrial customers to increasingly transition to generators powered by liquid propane gas or natural gas instead of diesel fuel.

Demographic trends lead to an increased focus on the safety and security provided by standby generators

We believe favorable consumer demographic trends provide opportunities for growth for automatic home standby generators. We believe demographic changes may lead to an increase in demand as the U.S. population becomes older, increasingly conscious of safety issues, focused on convenience and dependent on electronic devices. According to our warranty registration data, currently over 70% of home standby generators are purchased by consumers over 50 years of age. According to the U.S. Census Bureau, the population segment in the United States between 45 and 64 years of age is expected to grow 7.5% from 2008 to 2015. This generation is expected to be a key factor in the growth of the industry, since, as homeowners, they may consider standby generators a source of security. For example, many owners of second homes or people who travel away from home purchase generators for their residences because they enhance home safety and functionality in their absence by securing constant power for furnaces and preventing freezing of pipes during winter outages. Generators provide protection from home flooding in the event of a sump pump malfunction due to a power loss and help inhibit home and basement mold growth that could occur due to central air or ventilation failures from an outage. In addition, a standby power source is important for people who depend on home electronics for communication, work and recreation. Homeowners also find comfort in knowing that their generators protect against possible vandalism or theft that could occur from a power loss to their home security system.

The oldest segment of the population, those above 64 years of age, is projected to grow by 20.5% from 2008 to 2015, according to the U.S. Census Bureau and may consider generators as investment protection against potentially expensive damage or life-threatening situations caused by power loss. As this age group grows older, its members may choose to remain in their homes instead of relocating to assisted living communities and may require medical devices in their homes that depend on continuous power to function properly. A continuous power solution will be a critical issue for this population segment, which may turn to standby power generation for safety, security, convenience and peace of mind.

Individuals who purchase standby generators typically focus on factors such as affordability, availability, reliability and ease of installation, which have been improving over the past decade. In addition, the shift in population habits has driven increased reliance on electronics, and a growing number of individuals working from home depend on a constant power source to operate their electronic devices and avoid personal business disruption.

Opportunities for international expansion

The international market represents a significant opportunity for growth in the sale of generators. Market growth rates in Latin America in 2010, as estimated by Frost and Sullivan, range from 8% to 9% in Argentina and Chile to 14% to 15% in Colombia and Mexico. According to Frost and Sullivan, while the European market is expected to grow 3% annually through 2013 to $1.8 billion, other international markets are expected to grow faster, such as

Russia (expected to grow by 10% annually through 2011) and China (expected to grow annually by approximately 14% to a market size of $6.9 billion by 2015).

In emerging markets such as Brazil, Russian, India and China, the power infrastructure is generally not as developed as that of developed markets, and the majority of generators sold in these markets are designed for use in extended outages or in place of utility power. In developed markets such as the United States, generators are primarily sold for emergency standby purposes as electrical generation, transmission and distribution in these markets is generally more mature. In addition, diesel generators represent a more significant percentage of the market in many international markets than in the United States, providing an opportunity for increased sales of gaseous and Bi-Fuel™ generators for certain applications in areas with existing natural gas infrastructure.

Competitive dynamics outside North America differ by market but are generally characterized by competition between international generator manufacturers that have established distribution infrastructure and regional generator manufacturers in each market. Currently, Generac has limited sales infrastructure in markets outside of the United States, Canada and certain Latin American countries.

Regulatory changes should lead to growth in the commercial and industrial standby markets

In some industries the use of a generator is regulated. Federal, state and local governmental authorities have proposed and passed legislation requiring the use of generators within some segments of the industrial and light-commercial markets. Building, health and safety codes often require back-up standby generators in municipal and government buildings, typically for crucial applications such as life support systems, safe building egress or critical equipment functionality. Industry practice, as defined by the National Electrical Code, dictates that certain types of facilities, such as hospitals, are required to have emergency standby power systems.

Additionally, increased federal regulation of diesel engine emissions and increased municipal regulation of diesel fuel storage should encourage market growth for natural gas-powered standby generators. Generac is a leader in natural gas generators, which are currently the generator of choice for the residential standby market and are increasingly used in the commercial and industrial market.

In the event of new federal, state or municipal legislation and regulation, additional infrastructure and buildings may be required to be equipped with back-up power supplies, and these changes may have a significant impact on the generator market. For example, in 2007, the Federal Communications Commission, or FCC, proposed that all cell phone towers have eight hours of standby back-up power. Though this proposal has not been enacted, it illustrates the increased focus of regulators on ensuring adequate back-up power for crucial services. In addition, in 2006, Florida passed its Disaster Preparedness Response and Recovery bill, which required gas stations located on hurricane evacuation routes to have a back-up power generator.

Potential benefits from infrastructure spending programs and recovery in the non-residential construction market

The American Recovery and Reinvestment Act passed in February 2009 provides for $130 billion of construction-related spending for a wide range of projects, including federal buildings and hospitals. We believe that the generator market should benefit from this infusion of funds into the construction market as the construction of large municipal infrastructure usually includes the installation of back-up standby generators larger than 150kW. In addition, after the current downturn in non-residential construction, the Rosen Consulting Group estimates that spending in this sector will recover after 2010 and increase by 12.5% to $315 billion in 2011 and increase by another 20.6% to $380 billion in 2012. Any such recovery in this market should provide additional marketing opportunities for our standby and portable generator business.

Business

Overview

We are a leading designer and manufacturer of a wide range of automatic, stationary standby and portable generators. As the only significant market participant focused exclusively on these products, we have a leading market share of the standby generator market in the United States and Canada, having grown our company organically by a 16% CAGR since 2000. We design, engineer and manufacture generators with an output of between 800W and 9mW of power. We design, manufacture, source and modify engines, alternators, automatic transfer switches and other components necessary for our products. Our generators are fueled by natural gas, liquid propane, gasoline, diesel and Bi-Fuel™. Our products serve the power requirements of a wide variety of end markets including the residential, commercial, industrial and telecommunications markets.

We have what we believe is an industry leading, multi-layered distribution network, and our products are available in over 17,000 outlets across the United States and Canada. We distribute our generators through independent and industrial dealers, electrical wholesalers, national accounts, private label arrangements, retailers, catalogs and e-commerce merchants. We currently sell our products primarily in North America, and for the year ended December 31, 2008, sales in the U.S. and Canadian markets represented over 99% of our net sales. We believe that our leading market position is largely attributable to our strategy of providing high-quality, innovative and affordable products through our extensive and multi-layered distribution network.

We own and operate three manufacturing plants and one distribution facility in Eagle, Wisconsin, Waukesha, Wisconsin and Whitewater, Wisconsin, totaling approximately 1,000,000 total square feet. We also maintain inventory warehouses in the United States that accommodate the rapid response requirements of our customers.

Our competitive strengths

We believe that the following strengths contribute to our being a leading generator manufacturer and will allow us to further capitalize on growth opportunities in our industry:

Significant market share with opportunities for further penetration

We enjoy a leading industry market position with a significant market share and opportunities for future penetration. In the residential standby generator market in the United States and Canada, we believe we are the market leader with a market share that we estimate to be approximately 70%. We believe that we will have opportunities for growth in this market as spending on new homes and construction recovers and consumer awareness of the benefits of standby generators grows. Our market share in the market for portable generators was less than 10% in 2008, as we re-entered the market in the second quarter of 2008 following the expiration of a non-competition agreement in 2007.

We believe we also hold strong positions in the $2.3 billion light-commercial and industrial markets with an 8% overall market share in the United States and Canada, with a higher share in certain end markets. We believe we will experience growth in these markets as potential end-users recognize that our modular power systems and our natural gas engine platforms provide increased efficiency, affordability and flexibility, by allowing the addition of generating capacity or the maintenance of existing generators without replacing other modules. Within this market, we believe we have a higher share in certain end markets, including light-commercial applications.

We believe that our leading market position and brand recognition and our resulting sales volumes enable us to realize economies of scale in both sourcing and manufacturing, creating cost advantages and giving us a competitive edge when seeking to exploit new business opportunities.

Multi-layered distribution model

The majority of standby power systems are installed by an experienced contractor. As a result, having a network of experienced dealers who can sell, manage the installation of and service the generator is important. We believe that our multi-layered distribution model gives us an advantage over competitors who do not have as broad a distribution network and generally rely on a single channel to market and sell their products. Our distribution network includes independent and industrial dealers, electrical wholesalers, national accounts, private label arrangements, retailers, catalogs and e-commerce merchants.

Dealers.    We are constantly developing the scope and strength of our dealer networks, comprised of over 3,700 dealers. Our dealers include electrical, plumbing, heating, ventilating and air conditioning, or HVAC, and home security contractors and outdoor power equipment dealers. Our dealers serve as both a nationwide direct sales channel and an after-sale service and product support network and are therefore critical to our business, growth strategy and brand management. We are committed to continually engaging new dealers and improving overall performance through training, incentive and certification programs. We have trained over 10,000 technicians on our products over the last three years alone. We believe that our dedicated training program helps us capture the best talent and retain the most profitable dealers and that our commitment to growing our dealer network positions us well to pursue opportunities for improved sales distribution in underserved markets.

Wholesale.    We sell our products to electrical wholesale distributors who generally supply electrical contractors. The wholesale channel allows us broader access and exposure to electrical contractors, who represent an important source of business and referrals. We currently distribute our products through over 1,700 wholesale locations across the United States and Canada.

Private label.    In addition to distributing our products under our Generac® brand name, we have entered into several private label arrangements, which allow us to further distribute our products through HVAC equipment, electrical equipment and construction machinery companies. Private label arrangements provide us with access to additional sales channels through other dealers and opportunities for deeper market penetration.

Retail and e-commerce.    We have sales arrangements with top retailers and e-commerce companies, including regional and national home improvement chains, independent hardware stores, electrical supply companies and catalog businesses. We believe the visibility that our products receive through these outlets not only creates brand awareness but also sparks customer curiosity, prompting customers to research generators which they ultimately may purchase through these channels or directly through dealers.

Direct national accounts.    Our direct-to-national accounts strategy provides a direct coordinated sales approach for our large customers, backed by our network of dealers and trained technicians who can install and service the generator. We have achieved success with this strategy within the telecommunications and industrial market. Products sold through our national account sales are installed and serviced by our industrial dealers.

Our multi-layered distribution model enables us to capture new growth opportunities through evolving sales channels. Overall, our complementary network of sales channels positions us competitively for efficient customer outreach.

Broadest product line in the industry

Our product offerings include a comprehensive selection of standby and portable generators of various sizes and types with ranges of power output capable of catering to many end markets and users. Our product portfolio includes generators powered by gasoline, diesel, liquid propane and natural gas as well as Bi-Fuel™ systems. Because we manufacture units for all fuel types, we are able to take advantage of marketing opportunities created by changing emission regulations and customer preferences. For example, we believe that the lower cost of natural gas powered generators for commercial purchasers such as retail stores, nursing homes, bank branches and gas stations has expanded the market by making the return on investment more compelling for these businesses. We also manufacture a complete line of automatic transfer switches, which we pair with our generators to create a complete back-up power system.

We believe that our broad product line provides us with a competitive advantage because dealers and distributors prefer dealing with a single source for a broad range of their standby and portable generator needs.

Engineering excellence

Our primary focus on generators drives technological innovation, specialized engineering and manufacturing competencies and distinguishes us from other engine and generator manufacturers for whom the sale and manufacture of power generation equipment is not their primary business. We currently operate three advanced facilities and employ over 100 engineers who focus on new product development, existing product improvement and cost reduction. Our integrated approach to engineering and manufacturing gives us the ability to quickly modify existing products or design new ones to better satisfy customer demands and evolving regulatory requirements.

Our commitment to research and development has resulted in a portfolio of approximately 50 U.S. and international patents and patent applications. Examples of our technological advancements include our technology concerning Bi-Fuel™ and our MPS technology. Bi-Fuel™ generators run on both diesel and natural gas to allow our customers the advantage of multiple fuel sources and extended run times. Our MPS technology gives our customers the flexibility to combine the power of several smaller generators to produce the output of a larger generator, providing them with redundancy and scalability in a cost-effective manner.

Over the past 50 years, our business has earned a reputation for designing and manufacturing affordable, innovative and high-quality products.

Low-cost producer

We believe that our product engineering, manufacturing and sourcing capabilities, along with our production volume, have enabled us to be one of the lowest-cost producers in the industry, based on management's experience and publicly available information concerning our competitors, which, in general, do not focus exclusively on the generator business. These capabilities are based on processes that we have developed and refined over our history and that provide us with significant operating flexibility and capital efficiency.

We have implemented lean manufacturing initiatives and designed our production facilities to quickly adapt to customer demand and to the development of new product offerings. Our vertical integration gives us the ability to produce both standard and customizable products efficiently.

As part of our sourcing strategy, we have developed a network of reliable, low-cost suppliers in the United States and abroad. Our volume requirements and leading market position generally enable us to obtain favorable terms from our suppliers. In 2009 to date, we sourced more than half of our product components from outside the United States through foreign suppliers with whom we have built strong relationships. We believe that this network of relationships cannot be easily replicated.

Our volume-driven purchasing advantages, manufacturing excellence and sourcing relationships enable us to reduce the cost and manufacturing time of our generators and allow us to respond favorably to changes in the market.

Financial flexibility and strong free cash flow generation

Our disciplined and flexible cost structure and low-cost global sourcing has contributed to our financial strength and strong cash flow generation. With a highly variable manufacturing and selling, general and administrative cost structure, we believe that we are well positioned for future, growth, and have the ability to respond quickly to varying market environments. Furthermore, our business model generally requires low capital expenditures with amounts that have averaged less than $9 million per year for each of the last three years. In addition, due to a tax election that was made at the time of the CCMP Transactions, we expect to have $122 million in annual amortization deductions of intangibles for tax purposes through 2020, which can be used to reduce any cash tax obligations. Any additional cash tax obligations may be further reduced by our $163.6 million balance of net operating losses as of September 30, 2009.

Experienced management team with substantial equity stake

Our senior management team has significant generator industry experience and a strong track record with a combined total of over 100 years of industry and related experience. This team has been highly successful at expanding our product line, distribution channels, and technology leadership, positioning our business for growth through innovation. We expect that upon consummation of this offering, members of our senior management team will own approximately         % of our outstanding common stock on a fully-diluted basis.

Our strategy

We believe we can capitalize on our competitive strengths to grow our business through the following strategies:

Further develop domestic distribution and sales channels

New dealers.    We intend to further expand our geographic and product markets in North America through new dealer recruitment and the continued development of our dealer network. Our dealer recruitment efforts have yielded non-exclusive relationships with over 600 new dealers in 2009, and we have trained over 10,000 technicians on our products over the last three years. We do not own any of the dealers that distribute our products. We believe that we can create an enhanced dealer network with qualified dealers capable of improving sales distribution in underserved and under-penetrated markets and providing critical after-sale support of our products to new end users.

Private labels.    We continue to explore additional strategic partnerships to expand our distribution reach. We have entered into several successful private label arrangements, and we expect to expand these and other programs. Our management identifies and endeavors to establish mutually beneficial relationships with companies that manufacture complementary products and provide additional distribution opportunities. We employ similar efforts with companies that could act as referrals for Generac® products in their respective markets.

Direct national accounts.    We target commercial and industrial customers through national accounts programs that are serviced by our industrial dealers. These efforts generally are directed at companies that have the potential to generate large commitments, such as our existing non-exclusive supply contracts with several leading telecommunications operators. In the light-commercial market, we are focusing on opportunities to grow our existing customer base while increasing penetration in smaller, non-traditional end markets. This approach targets potential customers such as smaller health care facilities, nursing homes and medical clinics, grocery and convenience stores, pharmacies and other stores with needs for stationary standby generators, and we seek to develop sales programs with higher volume customers through our national accounts program.

Homebuilders.    We believe homebuilders represent an attractive sales channel opportunity given the size of the industry and its potential for recovery from the current economic climate. The installation of a stationary standby generator is less expensive during the initial construction of a house and can be financed by the homeowner as a part of the mortgage for the property. Alternatively, new homes can be wired as "generator ready," making the subsequent installation of a generator relatively easy and inexpensive. In the year ended December 31, 2008, we believe that less than 10% of our net sales were generated in the new home construction market. Moreover, of the approximately 550,000 new homes constructed this year in the United States, we estimate that fewer than 5% had a stationary standby generator installed at construction.

Increase awareness of standby power solutions

We believe that through our extensive dealer network, our private label partnerships and our targeted marketing initiatives, residential and light-commercial potential customers are becoming increasingly aware of the benefits of standby power solutions, and we intend to continue our efforts to further increase that awareness. As recently as 10 years ago, stationary standby generators were available only at select dealers. Today, in large part due to our sales, marketing and distribution efforts, standby generators can be purchased at more than 9,000 retail locations, 1,700 electrical wholesale outlets and through several leading electrical supply catalogs and e-commerce sites, as well as through over 3,700 Generac dealers and our private label partners.

We also believe that standby power solutions benefit from natural marketing awareness created by power outage events. When outage events occur (whether related to typical seasonal winds and storms, power grid failures or severe weather incidents), potential customers become increasingly aware of the advantages of generators as reliable sources of back-up electrical power in the affected area and beyond. Although these events do not always lead to immediate increases in short-term sales, we believe they support long-term demand by increasing interest in our products. We seek to extend the impact of the increase in awareness created by outage events by targeted marketing initiatives. We believe that as the frequency of outages and the duration of the outage period increases, more customers will seek backup protection from a standby generator.

We believe we are well positioned to benefit from any increased awareness of generator solutions because we believe our products are more accessible than those of our competitors. We also continue to identify initiatives to take advantage of increased product awareness to further improve penetration rates and gain market share. We believe firmly in increasing product visibility through national retail chains and through our marketing campaigns. Product visibility not only increases awareness of the standby power market, but more importantly markets our name as a reputable and prominent brand. We are committed to marketing our superior quality and innovation to further develop Generac® as the leading brand in standby power generation.

Focus on innovation and product development

We intend to continue to provide innovative and affordable products to all of our customers. For instance, in the industrial market, we market our proprietary MPS technology, which provides increased affordability, redundancy and scalability within the 600kW to 9,000kW output ranges when compared to single engine generators. We believe that our natural gas powered generators represent a key opportunity within the light-commercial market as well. These generators provide an affordable standby power solution that does not include the fuel storage, spillage, spoilage, environmental or odor concerns of traditional diesel units. We have had over 30 years of experience using natural gas engines, and have developed proprietary fuel systems, emissions technology and control systems. Our XG line of portable generators was recently named as an Editor's Choice by Popular Mechanics magazine. We intend to use our engineering expertise and experience to build upon these and other technological advances and respond to shifting customer demands.

Further develop international distribution opportunities

With less than 1% of our 2008 net sales from markets outside of the United States and Canada, international sales represent a significant growth opportunity for us. We have focused our initial international sales efforts on our industrial and light-commercial generators and have successfully built a network of 34 distributors in 16 international markets, primarily in Mexico and Central and South America. International sales of residential generators represent a longer term growth opportunity, with Frost and Sullivan predicting Argentina and Chile to grow by 8% to 9% in 2010, and Colombia and Mexico expected to show growth rates in the 14% to 15% range. To further penetrate these and other international markets, we are actively pursuing partnerships with established international companies with complementary products and distribution capabilities. Over the next few years, we expect to initially leverage our proprietary technology and innovation to increase our presence in the international industrial and light-commercial generator markets.

Expand product offering in complementary markets

We believe that, in addition to the standby market, the portable generator market represents an attractive opportunity to sell products that are strategic to our customer base and complementary to our manufacturing capabilities. We made the decision to re-enter the portable generator market following the expiration of a non-competition agreement in 2007. We introduced an expanded line of portable generators in 2008 and subsequently have added significant distribution capacity in the portable generator market. We believe our dealers and distributors of portable generators make our products more visible in the market, which has enabled us to increase opportunities to sell standby generators.

We also expect to continuously evaluate opportunities to expand organically or through opportunistic acquisitions into other complementary engine-driven adjacent products where we can leverage our manufacturing and sourcing capabilities, technological expertise and strength in distribution.

History

Generac is a Delaware corporation that was founded in 2006. Generac Power Systems, our principal operating subsidiary, is a Wisconsin corporation, which was founded in 1959 to market a line of affordable portable generators that offered superior performance and features. We expanded beyond portable generators in 1980 into the industrial market with the introduction of our first stationary generators that provided up to 200 kW. We entered the residential market in 1989 with a residential standby generator, and expanded our product development and global distribution system in the 1990s, forming a series of alliances that tripled our higher output generator net sales. In 1998, we sold our Generac® portable products business to The Beacon Group, a private equity firm, which eventually sold this business to Briggs & Stratton. In connection with our sale of Generac Portable Products to the Beacon Group, we granted the Beacon Group a perpetual license for the use of the "Generac Portable Products" trademark. Our growth accelerated in 2000 when our products entered retail distribution, and our offering of quiet-running QT Series generators in 2005 accelerated our penetration in the commercial market. In 2008 we successfully expanded our position in the portable generator market after the expiration of our non-compete agreement with the Beacon Group entered into in connection with the aforementioned Beacon Group transaction. Today, we manufacture a full line of standby and portable generators for a wide variety of applications and markets. Our success is built on engineering expertise, manufacturing excellence and our innovative approaches to the market.

Our products

We design, engineer and manufacture generators with an output of between 800W and 9mW. In the manufacturing process for our generators, we design, manufacture, source and modify engines, alternators, transfer switches and other components necessary to production. Residential power products comprised 62.7%, 55.2% and 57.9%, respectively, of total net sales in 2006, 2007, and 2008. Industrial and commercial power products comprised 28.4%, 37.0% and 36.2%, respectively, of total net sales in 2006, 2007 and 2008. Other sales (RV generators, engines and parts) comprised the remainder of net sales in each period.

Our automatic residential standby generators range in output from 8kW to 60kW, with manufacturer's suggested retail prices, or MSRPs, from approximately $2,000 to $15,000. They operate on either natural gas or liquid propane and are permanently installed with an automatic transfer switch. Our air-cooled residential standby generators range in outputs from 8kW to 20kW and are available in steel and aluminum enclosures. Our liquid-cooled generators range in outputs from 22kW to 60kW, including the Guardian® Series and the premium Quietsource® Series, with a quiet, low-speed engine and a standard aluminum enclosure. We believe that we have the broadest residential standby product line in the generator industry.

We provide portable generators fueled by gasoline that range in size from 800W to 17,500W. Following the expiration of a non-compete agreement in 2007, we expanded our portable product line to introduce portable generators below 12,500W. We have currently have four portable product lines: the GP series, targeted at homeowners, ranging from 1,850W to 17,5005W; the XG series, targeted at the premium homeowner markets, ranging from 4,000 to 8,000W; the XP series, targeted at the professional contractor market, ranging from 4,000 to 8,000W; and the iX series, targeted at the recreational market, ranging from 800W to 2,000W.

Our light-commercial product line includes a full range of affordable generators from 22kW to 150kW, providing three-phase power that is sufficient for most small and mid-sized businesses including grocery stores, convenience stores, restaurants, gas stations, pharmacies, retail banks, small health care facilities. Our light-commercial generators run on natural gas or liquid propane, which avoids the fuel spillages, spoilage, environmental or odor concerns that are common with traditional diesel units.

We manufacture a broad line of standard and configured industrial standby generators through our industrial dealers. Our single-engine industrial generators range in output from 10kW to 600kW with our MPS extending our product range up to 9mW. We offer four fuel options including gasoline, diesel, natural gas, liquid propane or Bi-Fuel™. Bi-Fuel™ generators run on both diesel and natural gas to allow our customers the advantage of multiple fuel sources and extended run times.

Our MPS combines the power of several smaller generators to produce the output of a larger generator, providing our customers with redundancy and scalability in a cost-effective manner. For larger industrial applications, our MPS product line offers customers an efficient, affordable way to scale their standby power needs. By offering a series of smaller Generac generators integrated with Generac's proprietary PowerManager control system, we provide a lower cost alternative to traditional large, single-engine generators. The MPS product line also offers superior functionality due to the redundancy and scalability of the generator systems.

We provide the telecommunications market our full range of generator systems, ranging from 20kW air-cooled generators to 3mW MPS.

We also manufacture automatic transfer switches that are either packaged with our residential standby generators or sold separately. Automatic transfer switches are devices that transfer power from the electrical grid to a generator without interruption.

Our RV generators range in size from 3.4kW to 8.5kW and are available in gasoline, liquid propane or diesel fuel models. These generators are sold directly to original equipment manufacturers, or OEMs, as well as aftermarket dealers.

Distribution channels and customers

We distribute our product through several channels to increase awareness of our product categories and the Generac® brand, and to ensure our products reach a broad customer base. This distribution network includes independent and industrial dealers, electrical wholesalers, national accounts, private label arrangements, retailers, catalogs and e-commerce merchants. We believe our distribution network is a competitive advantage that we have strengthened over the last decade by expanding our network from our base of industrial dealers to include other channels of distribution as we have increased our product offerings. Our network is well balanced with no one sales channel providing more than 24% of our sales and no customer providing more than 7% of our sales in 2008.

Our dealer network of over 3,700 dealers, which are mainly located in the United States and Canada, is the industry's largest network of independent generator contractors.

Our residential dealer network sells, installs and services our residential and commercial products to end users. We have developed a number of proprietary dealer management systems to evaluate, manage and incentivize our dealers, which we believe has improved the level of customer service provided to end customers. These systems include both technical and sales training programs, under which we train new and existing dealers about our products, service and installation. We regularly perform market analyses to determine if a given market is either under-served or has poor independent distributor representation. Within these locations, we selectively add distribution or invest resources in existing dealer support and training to improve dealer performance.

Our industrial dealer network provides industrial and commercial end-users with on-going, local and nationwide product support. Our sales group works in conjunction with our industrial dealers to ensure that national accounts receive engineering support, competitive pricing and nationwide service. We promote our industrial generators through the use of traveling demonstrations, specifying engineer education events, dealer forums and training events. In recent years, we have been particularly focused on expanding our industrial dealer network in Canada and Latin America in order to expand our international sales opportunities.

Our direct to national accounts strategy provides national coverage for large customers in a coordinated sales approach. We have achieved success with this strategy within the telecommunications and industrial market as we have won business from major wireless telecommunications providers. We seek to duplicate this success within the health care and retail sectors. Products sold through our national account sales are installed and serviced by our industrial dealers.

Our electrical wholesaler network consists of over 1,700 selling branches of both national and local distribution houses. Our electrical wholesalers distribute our residential, light-commercial, industrial and portable generators and are a key introduction to the category for electrical contractors.

On a selective basis, we have established arrangements with private label partners to provide residential and light-commercial generators. The partners include leading HVAC equipment, electrical equipment and construction machinery companies, each of which provides access to incremental channels of distribution for our products. We have multi-year contracts with certain of these partners with terms of between three and four years establishing the terms of these arrangements.

Our retail distribution network includes over 9,000 locations, which includes regional and national home improvement chains, retailers, clubs, buying groups and farm supply stores. This is supplemented with a number of catalogue and e-commerce retailers. This network sells our residential standby, portable and light-commercial generators. In some cases, we have worked with our retail partners to create installation networks using our dealers to support the sale and installation of standby generator products sold at retail. We also use a combination of advertising through our partners and other national retail accounts to promote our products within the network.

We also sell our generators for RVs directly to OEM manufacturers and after-market dealers.

Manufacturing

Our excellence in manufacturing reflects our philosophy of high standards, continuous measurement and commitment to quality. Our facilities showcase our advanced manufacturing techniques and demonstrate the effectiveness of lean manufacturing.

We are focused on low-cost production techniques and technology and continually seek to reduce manufacturing costs while improving product quality. We deliver an affordable product to our customers through our low-cost design philosophy, foreign sourcing strategy and adherence to lean manufacturing principles. We believe we have sufficient capacity to achieve our business goals for the foreseeable future without the need for further expansion.

Our product quality is essential to maintaining a leading market position. Incoming shipments from our suppliers are tested to ensure engineering specifications are met. Purchased components are tested for quality before entering production lines and are continuously tested throughout the manufacturing process. Internal product and production audits are performed to ensure a quality product and process. We test finished products under a variety of simulated conditions at each of our manufacturing facilities.

Research and development and intellectual property

Research and development is a core competency and includes a staff of over 100 engineers working on nearly 100 active projects. Our sponsored research and development expense was $9.9 million, $9.6 million, $9.1 million and $1.2 million for the years ended December 2008 and 2007, for the period from January 1, 2006 through November 10, 2006 and for the period from November 11, 2006 through December 31, 2006, respectively. Research and development is conducted at each of our manufacturing facilities and additionally at our technical center in Suzhou, China with dedicated teams for each product line. Research and development is focused on developing new technologies and product enhancements as well as maintaining product competitiveness by improving manufacturing costs, safety characteristics, reliability and performance while ensuring compliance with governmental standards. We have had over 30 years of experience using natural gas engines, including our proprietary fuel systems and emissions technology. In the residential market we have developed proprietary engines, cooling packages, controls and fuel and emissions systems.

We rely on a combination of patents and trademarks to establish and protect our proprietary rights. We currently own approximately 42 U.S. issued patents, two internationally issued patents, one U.S. patent application, one international patent application, approximately 20 trademark registrations and applications in the United States and approximately 30 registrations and applications for the "Generac" trademark in other countries. Our patents expire between June 2012 and January 2027 and protect certain features and technologies we have developed for use in our products including fuel systems, air flow, electronics and controls, noise reduction and air-cooled engines. U.S. trademark registrations generally have a perpetual duration if they are properly maintained and renewed. New U.S. patents that are issued generally have a life of 20 years from the date the patent application is initially filed. We believe the existence of these patents and trademarks, along with our ongoing processes to register additional patents and trademarks, protect our intellectual property rights and enhance our competitive position. We also use proprietary manufacturing processes that require customized equipment.

Suppliers of raw materials

Our primary raw materials are steel, copper and aluminum, all of which are purchased from third parties and, in many cases, as part of machined components. We have developed an extensive network of reliable, low-cost suppliers in the United States and abroad. In 2009 to date, we sourced more than half of our components from outside the United States. We source liquid-cooled natural gas/liquid propane engines and diesel engines from multiple suppliers, in many cases customizing these engines to our own proprietary specifications. We source from over 2,000 suppliers with our largest supplier accounting for 8% and our top ten suppliers accounting for 36% of our purchases in the year ended December 31, 2008.

Quality control

We maintain rigorous standards of performance using manufacturing methods that measure individuals, departments and plant metrics. Our manufacturing group measures itself daily, weekly and monthly in five key areas: quality, productivity, delivery, materials management and safety. Monthly conferences with upper management maintain focus on meeting operational challenges and working in a productive and cost effective manner.

We were an early adopter of the UL 2200 Listings for standby generator products, and all of our products meet UL 2200 specifications. We conduct our own self-certification for sound and exhaust emissions to help ensure compliance with the regulatory standards of the EPA, CARB and the South Coast Air Quality Management District.

Warranties

Our warranty policies differ by product line. The majority of our sales are of products carrying a standard two- or three-year warranty, with certain variations in the second or third year that cover reimbursement of the parts cost only. Some of our products carry warranties for longer periods. Our provision for warranty expense averaged less than 3.0% of net sales for the last three years.

Properties

We own and operate three manufacturing facilities located in Eagle, Wisconsin, Waukesha, Wisconsin and Whitewater, Wisconsin, which total approximately 800,000 square feet. We also operate a dealer training center at our Eagle, Wisconsin facility, which allows us to train new industrial and residential dealers on the service and installation of our products and provide existing dealers with training on product innovations.

We own a distribution center totaling 200,000 square feet and an undeveloped lot of approximately 18.1 acres in Whitewater, Wisconsin. We also have leased inventory warehouses in the United States that accommodate the rapid response requirements of our customers.

The following table shows the location and activities of our operations.

Location	Owned/ Leased	Square footage	Activities

Manufacturing:
Waukesha, WI	Owned	264,000	Corporate headquarters and manufacturing of water-cooled generators and transfer switches
Eagle, WI	Owned	236,000	Manufacturing of water-cooled generators and metal fabrication
Eagle, WI	Owned	6,000	Training facility
Whitewater, WI	Owned	295,000	Manufacturing of vertically integrated engines and generators
Distribution:
Whitewater, WI	Owned	196,000	Distribution center
Other:
Maquoketa, IA	Owned	137,000	Rental property

All of our properties are subject to mortgages under our senior secured credit facilities.

Information systems

Our current Enterprise Resource Planning, or ERP, is AS/400 based and has been in place for over eight years. This system provides an integrated link between our manufacturing, inventory, purchasing, engineering, order entry, sales, planning, customer relationship management, accounting and human resources functions. In addition, we have made significant investments in customizing our ERP software for our business needs.

Competition

The market for onsite generators is competitive and continually evolving. We face competition from a variety of large diversified industrial technology companies as well as smaller generator manufacturers abroad. However, most of the traditional participants in the standby generator market compete on a more specialized basis, focused on specific applications within their larger diversified product mix. We are the only significant market participant focused exclusively on standby and portable generators with broad capabilities across the residential, industrial and light-commercial generator markets. We believe that our engineering capabilities and core focus on generators provide us with manufacturing flexibility and enable us to maintain a first-mover advantage over our competition for product innovation.

Our competitors include Briggs & Stratton, Caterpillar, Cummins, Honda, Kohler, MTU (Katolight division), and Techtronics International (TTI). In the market for standby industrial and commercial generators, our primary competitors are Caterpillar, Cummins, Kohler and MTU, most of which also focus on the market for diesel generators as they are also diesel engine manufacturers. In the market for residential standby generators, our primary competitors include Briggs & Stratton, Cummins (Onan division) and Kohler, which also have broad operations in other manufacturing businesses. In the portable generator market, our primary competitors include Briggs & Stratton, Honda and Techtronics International (TTI), along with a number of smaller domestic and foreign competitors.

There are a number of other standby generator manufacturers located outside North America, but most supply their products mainly to their respective regional markets. In a continuously evolving sector, we think our size and broad capabilities make us well positioned to remain competitive. Furthermore, we view several of these international manufacturers as potential candidates for future strategic partnerships.

We compete primarily on the basis of brand reputation, quality, reliability, pricing, innovative features, breadth of product and product availability.

Employees

As of September 30, 2009, we had 1,486 employees (1,361 full time and 125 part-time and temporary employees). Of those, 880 employees were directly involved in manufacturing at our manufacturing facilities, 91 employees were involved in research and development, 298 employees were part of our sales, distribution and service groups, and 217 employees were involved in corporate or other functions.

We have had an "open shop" bargaining agreement for the past 45 years. Our current agreement is with the Communication Workers of America, Local 5503. The current agreement, which expires October 14, 2011, covers our Waukesha and Eagle facilities, but because membership is voluntary, only 33 of the 416 eligible employees at those locations are members of the union. Our facility in Whitewater, Wisconsin is not unionized.

Regulation, including environmental matters

As a manufacturing company, our operations are subject to a variety of foreign, federal, state and local environmental, health and safety laws and regulations including those governing, among other things, emissions to air, discharges to water, noise and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. In addition, our products are subject to various laws and regulations relating to, among other things, emissions and fuel requirements, as well as labeling and marketing.

Our products are regulated by the EPA and CARB. These governing bodies continuously pass regulations that require us to meet more stringent emission standards. With the adoption of a recent regulation covering stationary propane and natural gas-fueled generators, the EPA now regulates all products we produce for sale in the United States. New regulations could require us to redesign our products and could affect market growth for our products.

For example, the EPA has developed multiple phases of national emission standards for small air-cooled engines. In 2008, the EPA adopted a proposed Phase III regulation that further reduces permitted exhaust emissions from small engines and also requires the engines and equipment in which engines are used to meet new evaporative emission standards. The EPA's Phase III program requires the use of evaporative controls that must be phased in starting in 2009 and take full effect in 2011 for Class II engines (225 cubic center displacement and larger) and 2012 for Class I engines (less than 225 cubic center displacement). The Phase III program's more stringent exhaust emission requirements also apply starting in 2011 for Class II engines and 2012 for Class I engines. The Phase III standards are similar to the CARB's Tier 3 emission standards which were fully phased in during fiscal year 2008. CARB's Tier 3 regulation required additional reductions to engine exhaust emissions as well as new controls on evaporative emissions from small engines.

We believe that our operations and our products are in material compliance with applicable laws and regulations, including environmental and workplace safety regulations. We are not subject to any pending investigations, claims, or proceedings by any foreign, federal, state, or local governmental agency or administration that would materially impact our financial condition or our results.

Litigation

From time to time, we are involved in legal proceedings primarily involving product liability and employment matters and general commercial disputes arising in the ordinary course of our business. We believe that there is no litigation pending that would have a material effect on our results of operations or financial condition.

Management

Board of directors

The following table sets forth information regarding the board of directors of Generac as of November 2009. Within one year after the consummation of this offering, we intend to appoint enough additional independent persons to our board of directors to meet SEC and NYSE guidelines. The full composition of the board of directors will be determined at that time. Executive officers serve at the request of the board of directors:

Name	Age	Position

Aaron Jagdfeld	38	Chief Executive Officer and Director
Stephen Murray	47	Director
Timothy Walsh	46	Director
Stephen V. McKenna	40	Director
John D. Bowlin	58	Director
Edward A. LeBlanc	62	Director
Barry J. Goldstein	66	Director

The following biographies describe the business experience of each director:

Aaron Jagdfeld has served as our Chief Executive Officer since September 30, 2008 and as a director since November 2006. Prior to becoming Chief Executive Officer, Mr. Jagdfeld worked for Generac for 15 years. He began his career in the finance department in 1994 and became our Chief Financial Officer in 2002. In 2007, he was appointed president and was responsible for sales, marketing, engineering and product development. Prior to joining Generac, Mr. Jagdfeld worked in the audit practice of the Milwaukee, Wisconsin office of Deloitte and Touche. Mr. Jagdfeld holds a Bachelor of Business Administration in Accounting from the University of Wisconsin-Whitewater.

Stephen Murray has served as a director of Generac since November 2006. Mr. Murray currently serves as President and Chief Executive Officer of CCMP Capital Advisors, LLC. Prior to joining CCMP when it was founded in August 2006, Mr. Murray was a Partner at J.P. Morgan Partners, LLC. Prior to joining J.P. Morgan Partners in 1989, Mr. Murray was a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Mr. Murray holds a B.A. from Boston College and an M.B.A. from Columbia Business School. He also serves on the board of directors of AMC Entertainment, ARAMARK Corporation, CareMore Medical Enterprises, Chefs' Warehouse, Crestcom, Hanley Wood, Jetro Holdings, Legacy Hospital Partners, Noble Environmental Power, Octagon Credit Investors, Quiznos Sub, Strongwood Insurance and Warner Chilcott.

Timothy Walsh has served as a director of Generac since November 2006. Mr. Walsh currently serves as a Managing Director in the New York office of CCMP. Prior to joining CCMP when it was founded in August 2006, Mr. Walsh was a Partner at J.P. Morgan Partners, LLC. Prior to joining J.P. Morgan Partners in 1993, Mr. Walsh worked on various industry-focused client teams within The Chase Manhattan Corporation. Mr. Walsh holds a B.S. from Trinity College and an M.B.A. from the University of Chicago Graduate School of Business. He also serves on the board of directors of KRATON Polymers, MetoKote, Octagon Credit Investors and Pliant Corporation.

Stephen V. McKenna has served as a director of Generac since November 2006. Mr. McKenna currently serves as a Managing Director in the New York office of CCMP. Prior to joining CCMP when it was founded in August 2006, Mr. McKenna was a Partner at J.P. Morgan Partners, LLC. Prior to joining J.P. Morgan Partners in 2000, Mr. McKenna worked in the Consumer Investment Banking Group of Morgan Stanley. Prior to Morgan Stanley, he worked in the Industrial Mergers & Acquisitions Group of J.P. Morgan. Mr. McKenna holds a B.A. from Dartmouth College and an M.B.A. from the University of Chicago Graduate School of Business. Mr. McKenna currently also serves on the board of directors of Jetro Holdings and Pliant Corporation.

John D. Bowlin has served as a director of Generac since December 2006. Mr. Bowlin is a consultant to CCMP Capital Advisors, LLC. Mr. Bowlin previously served as President and Chief Executive Officer of Miller Brewing Company from 1999 until 2003. From 1985 until 2002, Mr. Bowlin was employed by Philip Morris Companies, Inc., in various leadership capacities, including President, Kraft International, Inc. (1996-1999), President and Chief Operating Officer, Kraft Foods North America (1994-1996), President and Chief Operating Officer, Miller Brewing Company (1993-1994), and President, Oscar Mayer Food Corporation (1991-1993). He also serves as a director and Non-Executive Chairman of Pliant Corporation and Spectrum Brands.

Edward A. LeBlanc has served as a director of Generac since December 2006. Prior to founding the management consulting firm Focus Associates, LLC in the fall of 2008, Mr. LeBlanc served in an interim capacity as Chairman and CEO of Generac from October 2007 to September 2008. From 2000 to 2005 Mr. LeBlanc was Chief Executive Officer of Kidde PLC's R&C Division, the world's premier manufacturer of smoke and carbon monoxide alarms and fire extinguishers headquartered in Mebane, North Carolina. He served as President and CEO of Regent Lighting Corporation from 1997 through 2000. Prior to joining Regent he held numerous senior level positions at Macklanburg-Duncan, Oklahoma City, Oklahoma serving as President and COO from 1987 to 1997. Mr. LeBlanc also serves on the Board of Directors for Ames True Temp, Pro-Build Holding, Inc., Calera Capital and IPS Corporation. He is also currently serving as Immediate Past Chairman of the Home Safety Council in Washington, DC.

Barry J. Goldstein has served as a director of Generac since September 2009. In October 2000, Mr. Goldstein retired as Executive Vice President and Chief Financial Officer of Office Depot, Inc., which he joined as Chief Financial Officer in May 1987. Mr. Goldstein was with Grant Thornton from 1969 through May 1987, where he was named a Partner in 1976. Mr. Goldstein also currently serves on the board of directors of Interline Brands Inc., Noble Environmental Power, LLC and Kraton Polymers, LLC.

Our board of directors currently consists of seven members. Following the consummation of this offering, our amended and restated certificate of incorporation and by-laws will provide that our board of directors may be divided into three classes, with one class being elected each year. Each director will serve a three-year term, with termination staggered according to class.

Messrs. Murray, Walsh and McKenna were elected to our board of directors pursuant to the shareholders agreement described in "Certain relationships and related person transactions—Shareholders agreement."

Director compensation

For 2008, Mr. Bowlin received $50,000 in board fees; none of our other directors received any compensation for 2008.

Following the consummation of this offering, the non-employee members of the board of directors will be compensated for their services as directors, through annual board fees of $             and annual committee fees of $             for each committee and reimbursement for out-of-pocket expenses incurred in connection with rendering such services. In addition, certain non-employee members of the board of directors may also participate in the future in our Omnibus Plan as described under "Executive compensation—Equity incentive plan."

Executive officers

The following table sets forth information regarding our executive officers:

Name	Age	Position

Aaron Jagdfeld	38	Chief Executive Officer and Director
York A. Ragen	38	Chief Financial Officer
Dawn Tabat	57	Chief Operating Officer
Clement Feng	46	Executive Vice President and Chief Marketing Officer
Allen Gillette	53	Senior Vice President, Engineering
Roger Schaus, Jr.	55	Senior Vice President, Service Operations
Roger Pascavis	49	Senior Vice President, Operations

York A. Ragen has served as our Chief Financial Officer since September 30, 2008. Prior to becoming Chief Financial Officer, Mr. Ragen held Director of Finance and Vice President of Finance positions at Generac. Prior to joining Generac in 2005, Mr. Ragen was Vice President, Corporate Controller at APW Ltd., a spin-off from Applied Power Inc., now known as Actuant Corporation. Mr. Ragen began his career in the Audit division of Arthur Andersen's Milwaukee office. Mr. Ragen holds a Bachelor of Business Administration from the University of Wisconsin-Whitewater.

Dawn Tabat has served as our Chief Operating Officer since 2002. Ms. Tabat joined Generac in 1972 and served as Personnel Manager and Personnel Director before being promoted to Vice President of Human Resources in 1992. During this period, Ms. Tabat was responsible for creating the human resource function within Generac, including recruiting, compensation, training and workforce relations. In her current position, Ms. Tabat oversees manufacturing, logistics, global supply chain, quality, safety, information services and human resources.

Clement Feng has served as our Chief Marketing Officer and Executive Vice President since 2007. Prior to joining Generac, Mr. Feng was the Vice President of Marketing at Broan-NuTone from 2003 to 2007. From 2000-2003 Mr. Feng was the Vice President of Marketing for Robert Bosch Tool Corporation. From 1994 to 2000, Mr. Feng was the Director of Marketing at Mast Lock Company. Mr. Feng holds and M.B.A from the University of Chicago School of Business, a B.S. in Chemical Engineering from Stanford University, and is a Certified Public Accountant.

Allen Gillette is our Senior Vice President of Engineering. Mr. Gillette joined Generac in 1998 and has served as Engineering Manager, Director of Engineering and Vice President of Engineering. Prior to joining Generac, Mr. Gillette was Manager of Engineering at Transamerica Delaval Enterprise Division, Chief Engineer—High-Speed Engines at Ajax-Superior Division and Manager of Design & Development, Cooper-Bessemer Reciprocating Products Division. Mr. Gillette holds an M.S. in Mechanical Engineering from Purdue University and a B.S. in Mechanical Engineering from Gonzaga University.

Roger Schaus, Jr. serves as our Senior Vice President of Service Operations. Mr. Schaus joined Generac in 1988 and has served as Director of Manufacturing Services, Vice President of Manufacturing Services and Senior Vice President of Operations. Prior to joining Generac, Mr. Schaus was a Manufacturing Area Manager for Harley Davidson Motor Company in Wauwatosa, Wisconsin and a Plant Manager for Custom Products in Menomonee Falls, Wisconsin. Mr. Schaus holds and B.S. in Agricultural Economics from the University of Wisconsin, Madison.

Roger Pascavis has served as our Senior Vice President of Operations since January 2008. Mr. Pascavis joined Generac in 1995 and has served as Director of Materials and Vice President of Operations. Prior to joining Generac, Mr. Pascavis was a Plant Manager for MTI in Waukesha, Wisconsin. Mr. Pascavis holds a B.S. in Industrial Technology from the University of Wisconsin, Stout and an M.B.A. from Lake Forest Graduate School of Management.

Code of ethics

Upon completion of this offering, we intend to adopt a code of ethical conduct for directors and all employees of Generac. We intend to post our code of ethical conduct on our website at www.generac.com. To the extent permitted, we intend to post on our website any amendments to, or waivers from, our code of ethical conduct.

Director independence and controlled company exception

Our board of directors has affirmatively determined that Barry J. Goldstein will be an independent director under the applicable rules of the NYSE and as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

After completion of this offering, affiliates of CCMP will continue to control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the NYSE corporate governance standards. Under these rules, a "controlled company" may elect not to comply with certain NYSE corporate governance standards, including:

•
the requirement that a majority of the board of directors consist of independent directors;

•
the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

•
the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

•
the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, our stockholders will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Board committees

Audit committee

The purpose of the audit committee is set forth in the audit committee charter. The committee's primary duties and responsibilities are to:

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appoint, compensate, retain and oversee the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and review and appraise the audit efforts of our independent accountants;

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establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters;

•
engage independent counsel and other advisers, as necessary;

•
determine funding of various services provided by accountants or advisers retained by the committee;

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serve as an independent and objective party to oversee our internal controls and procedures system; and

•
provide an open avenue of communication among the independent accountants, financial and senior management and the board.

Upon the completion of this offering, the members of the audit committee will be Messrs. Barry J. Goldstein, Stephen McKenna and Timothy Walsh. Mr. Goldstein will serve as the chairman of the audit committee and the board of directors has determined that he is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. The board is satisfied that all members or our audit committee have sufficient expertise and business and financial experience necessary to effectively perform their duties as members of the audit committee. Upon completion of the offering, we will add additional "independent directors," as required by SEC and NYSE rules, within the time limits described by such rules. Under those rules, we will be required to have a majority of independent directors on the audit committee within 90 days after the date of effectiveness of the registration statement in connection with this offering and all members will be required to be independent within one year from such date.

Compensation committee

The purpose of the compensation committee is to review and approve the compensation of our executives. The compensation committee approves compensation objectives and policies as well as compensation plans and specific compensation levels for all executive officers.

With respect to compensation matters for each named executive officer other than Mr. Jagdfeld, Mr. Jagdfeld solicits information and recommendations on each executive's duties, responsibilities, business goals, objectives and upcoming challenges from York A. Ragen, the Chief Financial Officer, or CFO, and Dawn Tabat, the Chief Operating Officer, or COO. Mr. Jagdfeld provides the compensation committee his recommendation of compensation for each named executive officer. Mr. Jagdfeld also provides publicly available compensation data for senior executives, including chief executive officers, of various companies. After reviewing and discussing Mr. Jagdfeld's recommendations for each named executive officer, the compensation committee and Mr. Jagdfeld establish the compensation of the management team generally and the compensation committee establishes Mr. Jagdfeld's compensation independently.

Upon the completion of this offering, Messrs. Timothy Walsh and John D. Bowlin will serve on the compensation committee, and Mr. Walsh will serve as the chairman. Our board of directors will affirmatively determine that each of Mr. Walsh and Mr. Bowlin meets the definition of "outside director" for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and corporate governance committee

The primary purpose of the nominating and corporate governance committee is to:

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identify and recommend to the board individuals qualified to serve as directors of our company and on committees of the board;

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advise the board with respect to the board composition, procedures and committees;

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develop and recommend to the board a set of corporate governance guidelines and principles applicable to us; and

•
review the overall corporate governance of our company and recommend improvements when necessary.

Upon the completion of this offering, Messrs. Stephen Murray and Edward A. LeBlanc will serve on the nominating and corporate governance committee, and Mr. Murray will serve as the chairman.

Compensation committee interlocks and insider participation

During 2008, the members of our compensation committee were Messrs. Timothy Walsh and John D. Bowlin. Mr. Walsh is a Managing Director of CCMP. Mr. Bowlin is a consultant to CCMP. CCMP provides Generac with advisory services pursuant to its advisory services and monitoring agreement and has entered into other transactions with us. See "Certain relationships and related party transactions."

Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

Compensation discussion and analysis

Compensation philosophy and objectives

Generac's executive compensation policy, as established by our compensation committee, is designed to drive share value creation over the long term. The principal components of its pay plan, including base pay, annual incentive and long-term incentives are designed to attract and retain high caliber executive talent. The pay plan is also designed to motivate executives to achieve the sustainable share value creation at the heart of Generac's compensation philosophy.

The compensation committee looks to the aggregate compensation package for each named executive officer to determine the individual elements of each such named executive officer's pay. The compensation committee and board of directors of Generac approve an annual variable compensation plan targeted to pay at competitive levels, provided that pre-established individual and Generac performance goals are achieved. The compensation committee has engaged Hewitt Associates LLC, or Hewitt, as its independent compensation consultant. In that role, Hewitt has supplied the committee with compensation data from its Total Compensation Management database relating to compensation paid to executives at similar sized public companies which operate in Generac's industry. Hewitt has provided advice on market practices, as well as support regarding specific decisions regarding compensation for named executive officers. In addition, the compensation committee expects that Messrs. Jagdfeld and Ragen, in consultation with the board of directors, will establish an annual budget that will include sales targets and other performance-related goals, which the compensation committee may consult in making decisions with respect to bonuses and other payments. The compensation committee may also approve the grant of shares of restricted stock, options or other equity or equity-based awards from time to time, the value of which is intended to retain and motivate our chief executive officer, chief financial officer and each of our three other most highly compensated executive officers (referred to as our "named executive officers"), as well as align a portion of their compensation with our performance.

We expect that, upon completion of our initial public offering, each of the named executive officers will receive one or more of the types of awards described below. These awards are intended to align the long-term interests of the named executive officers with those of Generac and its stockholders, while also promoting retention by utilizing multi-year vesting periods. Generally, we will grant equity awards to executives in connection with their commencement of employment with us. The compensation committee, with the advice of Hewitt, will determine the value of such grants by reviewing compensation practices of peer companies, our past practice, and individual negotiations with the executive. In addition, the compensation committee has the discretion to grant additional equity awards to executives, including the named executive officers, based on the individual's contributions to Generac.

Role of the compensation committee

Our compensation committee discharges the responsibility of the board of directors relating to the compensation of the named executive officers. In 2008, the members of the compensation committee were Messrs. Timothy Walsh and John D. Bowlin.

The compensation committee annually reviews our goals and objectives related to the compensation of the named executive officers. During that review, the compensation committee considers the balance between short-term compensation and long-term incentives, evaluates the performance of the named executive officers in light of established goals and objectives, considers our prior performance and our relative shareholder return and sets the compensation levels of the named executive officers based on that evaluation. In addition, the Chief Executive Officer and Vice President of Human Resources provide the compensation committee with additional analyses and recommendations as to the compensation of the named executive officers, although neither the Chief Executive Officer nor the Vice President of Human Resources makes recommendations about his/her own compensation to the compensation committee. Historically, the compensation committee has not hired outside compensation consultants to conduct a direct analysis of our compensation levels; however, we subscribe to databases maintained by two independent consultant companies, which include aggregated data with respect to manufacturing companies with comparable net sales and headcount but which do not include specific data for the individual companies included in the dataset. Once the compensation committee has determined appropriate compensation levels for the named executive officers, the compensation committee uses the data to confirm that compensation levels are reasonable based on that data. Although the compensation committee reviews this data by position annually and attempts to award salaries that are reasonable in light of such data, the compensation committee does not identify a specific peer group for the purpose of benchmarking executive compensation. In the future, we anticipate that the compensation committee may elect to identify a peer group of specified companies in consultation with Hewitt for purposes of establishing the compensation of the named executive officers and other senior executive officers.

Components of compensation

Base salary

Employment agreements for certain of the named executive officers were established as a result of negotiations between the individual and Generac at the time of hire. The employment agreements currently in effect for our named executive officers are described below under "Executive compensation—Employment agreements and severance benefits." The compensation committee reviews the base salaries of the named executive officers on an annual basis. In December of each year, the Chief Executive Officer and the Vice President of Human Resources provide the compensation committee with an evaluation of each named executive officer's performance, with the exception of the Chief Executive Officer's performance, and provide their recommendation for base salary adjustments. Once the compensation committee has determined the appropriate adjustment based on its subjective assessment of individual performance, the compensation committee uses databases containing aggregated information maintained by two independent consulting companies to confirm that base salary levels are reasonable in light of that data. The compensation committee does not, however, compare the executive's compensation to compensation levels at other specifically identified companies. Additionally, in making subjective evaluations of the overall performance of named executive officers, the compensation committee considers the performance from the perspective of our core values, which include practicing integrity, driving innovation, delivering value, operating lean, continually improving quality, developing employees, putting our customers first and environmental stewardship. Final base salary adjustments are then reviewed by the compensation committee against base salary data for manufacturing companies with comparable net sales to ensure that these adjustments are reasonable in light of that data.

As of January 1, 2008, Mr. Jagdfeld served as President and Chief Financial Officer with a base salary of $400,000. Mr. Ragen served as Vice President of Finance with a base salary of $150,000. Ms. Tabat served as Chief Operating Officer, Executive Vice President and Secretary with a base salary of $450,000. Mr. Feng served as Chief Marketing Officer and Executive Vice President with a base salary of $262,000. Mr. Schaus served as Vice President of Operations-Whitewater with a base salary of $176,805. On January 21, 2008, the compensation committee approved an increase to Mr. Schaus' compensation to $200,000 upon his appointment to Senior Vice President of Service Operations. On October 1, 2008, the compensation committee approved an increase to Mr. Ragen's base salary to $165,000 upon his appointment as Chief Financial Officer and also approved general increases for Mr. Feng to $270,000 and Mr. Schaus to $206,611. On October 12, 2009, the compensation committee approved an increase to Mr. Ragen's base salary to $246,500 as a result of a compensation comparison using third party salary surveys.

Annual bonus: incentive compensation plan

In 2009 and prior years, the named executive officers were eligible to receive annual bonuses based upon target bonus award levels, or Target Bonus Levels, equal to 35% of base salary for Messrs. Jagdfeld, Tabat, and Ragen, 30% of base salary for Mr. Feng and 25% of base salary for Mr. Schaus, with maximum bonuses of 105% of base salary for Messrs. Jagdfeld, Tabat, and Ragen, 90% of base salary for Mr. Feng and 75% of base salary for Mr. Schaus. All annual bonuses are paid pursuant to the Incentive Compensation Plan, subject to the discretion of the compensation committee to make such adjustments as it deems appropriate.

In prior years, the compensation committee measured performance based upon the achievement of Adjusted EBITDA targets selected by the compensation committee using a target earnings before interest, taxes, depreciation and amortization factor, or Target EBITDA Factor. The Target EBITDA Factor is a number on a sliding scale ranging from zero (0) to three (3) with the target factor of 0 set at 90%, the target factor of 1 set at 95%, the target factor of 2 set at 100% and the target factor of 3 set at 110% of our Adjusted EBITDA. A participant's annual bonus is the product of his or her Target Bonus Level, multiplied by our Target EBITDA Factor achieved, multiplied by his or her base salary.

For the bonus year ended December 31, 2008, our earnings before interest, taxes, depreciation and amortization was 72.7% of Adjusted EBITDA resulting in a Target EBITDA Factor of zero (0). As a result, the compensation committee did not grant any performance bonuses under the Incentive Compensation Plan for the year ended December 31, 2008.

In addition, Mr. Feng's employment agreement allows for his participation in Generac's corporate quarterly bonus program. This program provides Mr. Feng with the opportunity to receive a bonus payment in the event we achieve certain target quarterly Cash Earnings margins with Cash Earnings defined as net income plus amortization of intangibles and deferred interest less gain on extinguishment of debt. In the event we achieve a Cash Earnings margin greater than 6% but less than 12% of gross sales, Mr. Feng is entitled to a bonus payment of $2,000. If our Cash Earnings margin is greater than 12% but less than 18% of gross sales, Mr. Feng is entitled to a bonus payment of $4,000, and if our Cash Earnings margin is greater than 18%, Mr. Feng is entitled to a bonus payment of $6,000. Mr. Feng must be employed for the entire quarter to be eligible to receive any bonus payments made for that quarter's Cash Earnings margin performance. In the quarter ended December 31, 2008, Mr. Feng earned a bonus payment of $2,000 as a result of our achieving a Cash Earnings margin of 6.6%.

Annual performance bonus plan

After the consummation of this offering, Section 162(m) of the Internal Revenue Code will impose a limit on the amount that we may deduct for compensation paid to our CEO and certain other executive officers. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualified performance-based" compensation. Prior to the consummation of this offering, our shareholders will approve the Generac Holdings Inc. Annual Performance Bonus Plan, or the Annual Bonus Plan. The Annual Bonus Plan has been drafted to comply with and is intended to be administered in compliance with the requirements of Section 162(m) of the Code. The Annual Bonus Plan is designed to ensure that executive compensation paid pursuant to the Annual Bonus Plan is "qualified performance-based compensation" and deductible for federal income tax purposes. Initially we will rely on a transition exemption from Section 162(m) for the Annual Bonus Plan that applies to compensation plans adopted prior to an initial public offering. The transition exemption for the Annual Bonus Plan will terminate at the time of our annual meeting that occurs after the third calendar year following the year of our initial public offering or, if earlier, at the time we materially modify the Annual Bonus Plan.

Summary of material features of the annual bonus plan.    The purpose of the Annual Bonus Plan is to motivate and reward superior short-term performance through the payment of cash award amounts based upon pre-established performance metrics. Under the Annual Bonus Plan, each participating employee's bonus is based upon the level of achievement of performance metrics established by our compensation committee. In general, performance periods are expected to be one year in length and coincident with our fiscal year. Pursuant to the plan, bonuses will only be paid to the extent that the short-term performance metrics are achieved.

The Annual Bonus Plan is administered by our compensation committee. Any of our employees may be selected by the compensation committee to participate in the Annual Bonus Plan. In its discretion, the committee may add or remove participants from the Annual Bonus Plan at any time during a performance period or otherwise, subject to the requirements of Section 162(m).

Performance metrics may be based on one or more financial, strategic and operational business criteria specified in the Annual Bonus Plan. The Annual Bonus Plan provides that such criteria may be determined with respect to Generac, or any division or business unit thereof, alone or in combination. Goals need not be the same for all participants and may change from year to year, as long as they are based on the performance criteria specified in the Annual Bonus Plan. This flexibility permits us to maintain alignment with our business strategy and respond to changing market conditions, while maintaining focus on financial measures.

Following the completion of each performance period, our compensation committee will review the performance of the participating employees against the established performance goals. Cash bonus awards are paid after our compensation committee has determined the extent to which the performance goals have been achieved. The Annual Bonus Plan allows the compensation committee to reduce but not increase the amount of an award that is otherwise payable to a participant upon achievement of the performance goals. The Annual Bonus Plan specifies that payments will be in a lump sum and will be made no later than the date that is two and one-half months following the close of the fiscal year in which such bonus was earned. Section 162(m) requires that the Annual Bonus Plan contain a limit on the amount any one participant may receive in order for bonuses to be tax deductible to us. The maximum bonus that may be paid to any employee in any fiscal year under the Annual Bonus Plan is $                  .

Equity-based compensation

In November 2006, we adopted a 2006 Management Equity Incentive Plan, or the 2006 Equity Incentive Plan, providing for the grant or sale of equity awards to certain members of our management and employees, including our named executive officers, of up to a maximum of 9,350.0098 shares of Class A Common Stock and 5,000 shares of Class B Common Stock, subject to certain adjustments. In connection with this offering, we intend to terminate the 2006 Equity Incentive Plan and adopt a new equity incentive plan, or the Omnibus Plan. The Omnibus Plan will provide for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation. Directors, officers and other employees of us and our subsidiaries and affiliates, as well as other individuals performing services for us, will be eligible for grants under the Omnibus Plan. The purpose of the Omnibus Plan will be to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and other service providers by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities.

Pension plans

We provide retirement benefits to the named executive officers under the terms of qualified defined benefit plans. The Generac Power Systems Inc. Salaried, Technical & Clerical Employees Pension Plan, or the Plan, is a tax qualified retirement plan in which the named executive officers participate on the same terms as our other participating employees.

The Plan is a non-contributory defined benefit pension plan subject to the provisions of the Employee Retirement Income Security Act. The Plan was frozen effective December 31, 2008. This resulted in a cessation of all future benefit accruals under the Plan.

401(k) plan

Beginning on January 1, 2009, we elected to sponsor a voluntary 401(k) tax-qualified savings plan covering employees, including our named executive officers. We match 50% of the first 6% of each eligible employee's compensation that he or she contributes to the plan each year up to 20%.

 Executive compensation

Summary compensation table

The following table shows compensation information for 2008 for our named executive officers.

Name and principal position	Year	Salary ($)	Bonus ($)	Change in pension value ($)	All other compensation ($)	Total ($)

Aaron Jagdfeld	2008	400,000	—	28,334	9,936	438,270
Chief Executive Officer
Edward LeBlanc	2008	375,342	—	—	22,500	397,842
Interim Chief Executive Officer
York Ragen	2008	153,740	—	2,992	497	157,229
Chief Financial Officer
Dawn Tabat	2008	450,000	—	101,862	9,936	561,798
Chief Operating Officer, Executive Vice President and Secretary
Clement Feng	2008	263,846	2,000	10,620	2,484	278,950
Chief Marketing Officer and Executive Vice President
Roger Schaus, Jr.	2008	200,377	—	59,643	994	261,014
Senior Vice President of Service Operations

On September 30, 2008, Edward LeBlanc resigned as interim Chief Executive Officer. The compensation disclosed above under the column titled "All other compensation" represents his housing allowance paid for the year through the date of his resignation. Upon his resignation from the company, Mr. LeBlanc entered a separation agreement, which provides for 19 months of continuing medical and dental coverage ($12,965 value). In connection with the separation agreement. Mr. LeBlanc entered into a consulting agreement that began on October 1, 2008 with an annual fee of $150,000. This consulting agreement is in place through December 31, 2009 and can be extended upon our mutual agreement.

The compensation disclosed above under the column titled "All other compensation," for all but Mr. LeBlanc, consists of the amortization of restricted Class A Common Stock expense.

At September 30, 2009, the number of restricted shares of Class A Common Stock held by Messrs. Jagdfeld, Ragen, Feng and Schaus and Ms. Tabat were 1,558.335, 77.9167, 389.5799, 155.8335 and 1,558.335, respectively. Assuming the Corporate Reorganization had occurred and this offering was completed at an initial offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, these shares would have had a value of $             , $             , $             , $             and $             , respectively.

Grants of plan-based awards in 2008

In 2008, there were no bonuses awarded under our Incentive Compensation Plan. The table below shows threshold, target and maximum payouts under our Incentive Compensation Plan.

								All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)
		Estimated future payouts under non- equity incentive plan awards			Estimated future payouts under equity incentive plan awards
										Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards
Name	Grant date	Threshold	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

Aaron Jagdfeld	—	—	280,000	420,000	—	—	—	—	—	—	—
Edward LeBlanc	—	—	—	—	—	—	—	—	—	—	—
York Ragen	—	—	115,500	173,250	—	—	—	—	—	—	—
Dawn Tabat	—	—	315,000	472,500	—	—	—	—	—	—	—
Clement Feng	—	—	162,000	243,000	—	—	—	—	—	—	—
Roger Schaus, Jr.	—	—	103,306	154,958	—	—	—	—	—	—	—

None of these amounts were payable in 2008 under the Incentive Compensation Plan, which is described in "Compensation discussion and analysis."

Equity incentive plan

We intend to adopt an equity incentive plan, or the Omnibus Plan, in connection with this offering. The Omnibus Plan will become effective prior to the consummation of this offering and a total of             shares of our common stock will be reserved for sale.

Administration

The Omnibus Plan will provide for its administration by the compensation committee of our board of directors or any committee designated by our board of directors to administer the Omnibus Plan.

Eligibility for participation

Members of our board of directors, as well as employees of, and service providers to, us or any of our subsidiaries and affiliates will be eligible to participate in the Omnibus Plan.

Types of awards

The Omnibus Plan will provide for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, shares of restricted stock, other stock-based awards and performance-based compensation, collectively, the awards. The committee will, with regard to each award, determine the terms and conditions of the award, including the number of shares subject to the award, the vesting terms of the award, and the purchase price for the award. Awards may be made in assumption of or in substitution for outstanding awards previously granted by us or our affiliates, or a company acquired by us or with which we combine.

Forms of award agreements

We intend to grant options and restricted shares to certain of our employees, including our named executive officers, in connection with this offering. Generally, the options will vest in equal installments on each of the first           anniversaries of the date of grant, subject to the grantee's continued employment, such that     % of the option vests on each such anniversary.

In general the restricted shares will vest in full on the           anniversary of the date of grant, subject to the grantee's continued employment.

In the event a grantee's employment is terminated without Cause within           year following a Change of Control, the options and restricted shares generally vest in full. In the event of termination of employment for any other reason, the unvested portion of the awards is forfeited.

"Cause" is defined as the grantee's: (a) material breach of any of the grantee's obligations under any written agreement with us; (b) material violation of our policies, procedures, rules and regulations applicable to our employees; (c) failure to reasonably and substantially perform his or her duties to us; (d) willful misconduct or gross negligence causing or reasonably expected to cause material injury to us; (e) fraud or misappropriation of funds; or (f) commission of a felony or crime involving moral turpitude. If the grantee has an employment agreement containing a different definition of cause, the definition of cause in the employment agreement will control.

"Change of Control" is defined as an event or series of events resulting in any of the following: (a) the acquisition of at least 50% of the total fair market value or total voting power of our stock by any person or group, other than our subsidiaries and certain of our affiliates; (b) a change in the composition of our board of directors such that during any twelve-month period at least a majority of our incumbent board members cease to be members of the board, provided, that, any new director whose election or nomination is approved by a majority of our incumbent board members shall be deemed to be a member of the incumbent board; or (c) the acquisition of at least 50% of the total fair market value of our assets by any person or group, other than our subsidiaries and certain of our affiliates.

Initial grants

The following table shows the outstanding equity awards that we expect will be held by each of the named executive officers immediately following the closing of this offering, taking into account anticipated grants of new equity awards. All amounts are denominated in shares of common stock.

Name	Options granted on the IPO(1)	Restricted shares granted on the IPO

Aaron Jagdfeld
York A. Ragen
Dawn Tabat
Clement Feng
Allen Gillette
Roger Schaus, Jr.
Roger Pascavis

(1)
The exercise price for these options will equal the average closing price for the first five trading days following the effective date of our initial public offering, but in no event beginning earlier than                  , 20    (the "Pricing Period"). The grant date for these options shall be the         day before the first day of the Pricing Period.

Pension benefits for 2008

The following table presents information regarding the present value of accumulated benefits that may become payable to the named executive officers under the Plan:

Name	Plan Name	Number of years credited service	Present value of accumulated benefit(1)	Payments during last fiscal year

Aaron Jagdfeld	Generac Power Systems Inc. Salaried, Technical & Clerical Employees Pension Plan	14.0	86,200	—
Edward LeBlanc(2)	Generac Power Systems Inc. Salaried, Technical & Clerical Employees Pension Plan	—	—	—
York Ragen	Generac Power Systems Inc. Salaried, Technical & Clerical Employees Pension Plan	3.0	9,397	—
Dawn Tabat	Generac Power Systems Inc. Salaried, Technical & Clerical Employees Pension Plan	36.0	747,079	—
Clement Feng	Generac Power Systems Inc. Salaried, Technical & Clerical Employees Pension Plan	1.0	10,620	—
Roger Schaus, Jr	Generac Power Systems Inc. Salaried, Technical & Clerical Employees Pension Plan	20.0	317,653	—

(1)   The accumulated benefit is based on service and earnings considered by the Plan for the period through December 31, 2008, at which time the Plan was frozen. Present value has been calculated assuming the named executive officers will remain in service until age 65, the age at which may occur without any reduction in benefits, and that the benefit is payable under the available forms of annuity consistent with the Plan. The interest assumption is 6.48%. The post retirement mortality assumption is based on the RP 2000 Combined Healthy Mortality for males or females, as appropriate, projected to 2007 with Projection Scale AA. See Note 9—Benefit Plans to our consolidated financial statements included elsewhere in this prospectus for more information.

(2)   Mr. LeBlanc is not eligible for a pension benefit. At the time of his resignation on September 30, 2008, he did not meet the five-year vesting requirement of the plan.

The benefits under the Plan are based upon years of service and each participant's defined final average monthly compensation. For purposes of calculating benefits, average annual compensation is limited by Section 401(a)(17) of the Internal Revenue Code and is based upon wages, salaries and other amounts paid to the employee. Under the Plan, a participant earns a vested right to an accrued benefit upon completion of five years of vesting service.

Employment agreements and severance benefits

We have entered into employment agreements with Mr. Jagdfeld and Ms. Tabat under which, in the event the agreement is terminated, the relevant executive is entitled to severance payments determined by whether or not the agreement was terminated without Cause or Good Reason. The term of each employment agreement commenced on November 10, 2006 and continues unless terminated until November 10, 2011.

Cause is defined as the executive's: (a) willful and continued failure to substantially perform his/her duties; (b) gross negligence or willful misconduct in the performance of his or her duties; (c) commission of fraud, embezzlement, misappropriation of funds, breach of fiduciary duty or a material act of dishonesty against us; (d) indictment for a felony; or (e) drug addiction or habitual intoxication that adversely effects his or her performance or the reputation or best interest of the company.

Good Reason is defined as: (a) a reduction in the executive's base salary; (b) a material reduction of the executive's duties or responsibilities that has not been cured within 20 days after written notice has been given; and (c) a requirement by us that the executive be based in an office that is 50 miles more than his or her principal place of employment as of November 10, 2006.

All severance payments are subject to the executive's execution and effectiveness of a release of claims in the form attached to each employment agreement, and the executive's continued compliance with the Non-Competition Agreement (as defined herein).

If we terminate an employment agreement for Cause, or if the executive terminates his or her employment agreement without Good Reason, the executive is entitled only to the obligations already accrued under his or her employment agreement. If we terminate an employment agreement without Cause or if an executive terminates his or her employment agreement for Good Reason, the executive is entitled to receive from us (1) any accrued but unpaid base salary and vacation pay through the Termination Date (as defined in each employment agreement), payable as soon as practicable following such Termination Date, (2) any earned annual bonus for the fiscal year during which the Termination Date occurred (and the annual bonus for the prior fiscal year, if earned but not yet paid), payable in accordance with our usual bonus payment schedule, and (3) for a period of 18 months commencing on the Termination Date, 150% of the executive's then current base salary, payable in accordance with our standard payroll practices. In addition, we shall maintain the medical, hospitalization, dental and life insurance programs that the executive participated in prior to the Termination Date, in full force and effect, for the continued benefit of the executive, his or her spouse and dependents for a period of 18 months commencing on the Termination Date, and the executive would be entitled to full COBRA rights following the termination of such benefits. If we terminated Mr. Jagdfeld's or Ms. Tabat's employment agreement without Cause on December 31, 2008 or if either of them terminated his or her employment agreement for Good Reason, Mr. Jagdfeld would have been entitled to receive an aggregate of $919,442 ($900,000 for salary and $19,442 for benefits) and Ms. Tabat would have been entitled to receive an aggregate of $1,018,538 ($1,012,500 for salary and $6,038 for benefits), payable as described above, plus any accrued and unpaid base salary and bonus.

Simultaneously with the execution of each employment agreement, we entered into a confidentiality, non-competition and intellectual property agreement or Non-Competition Agreement. Pursuant to each of the Non-Competition Agreements, Mr. Jagdfeld and Ms. Tabat have agreed to maintain Confidential Information (as defined in each Non-Competition Agreement) in confidence and secrecy and have agreed not to compete with us or solicit any of our employees during his or her employment and for a period following eighteen months of his or her termination.

Although they have not entered into employment agreements, Mr. Ragen and Mr. Schaus have signed Non-Competition Agreements. Our salary and bonus arrangements with Mr. Ragen and Mr. Schaus are described under "Compensation discussion and analysis—Components of compensation."

In addition to the previously discussed employment agreements, Mr. Feng has an employment letter dated August 7, 2007 that provides salary and benefit continuation for a 12 month period commencing on his termination date, in the event he is terminated without Cause. If Mr. Feng had been terminated on December 31, 2008 without Cause, he would have been entitled to receive an aggregate of $282,961 ($270,000 for salary and $12,961 for benefits), payable as described above, plus any accrued and unpaid base salary and bonus. Mr. Feng has also entered into a Non-Competition Agreement.

Vesting of restricted shares under the 2006 Equity Incentive Plan

One-half of the restricted shares that have been issued to date under the 2006 Equity Incentive Plan pursuant to restricted stock agreements vest over time, or Time Vesting Shares, with 25% vesting on November 10, 2007 and on the next three anniversaries thereof, so long as the participant is still employed by us or one of our subsidiaries on the applicable vesting date. Upon the occurrence of a change of control of Generac, any unvested Time Vesting Shares immediately vest in full, so long as the participant is still employed by us or one of our subsidiaries.

The other half of the restricted shares immediately vest in full upon the occurrence, provided the participant is still then employed by us or one of our subsidiaries, of either: (1) a change in control of Generac that results in a quotient equal or greater than two when the aggregate net proceeds received by CCMP, Unitas Capital Pte. Ltd. and Unitas Capital Consulting Company, Ltd., together, the "Sponsors", with respect to their shares of capital stock of Generac is divided by the dollar amount of the Sponsors' equity investment in Generac; or (2) from and after the date of the consummation of this offering, the achievement with respect to shares of the Class A Common Stock of an average closing trading price exceeding, in any 60 consecutive trading day period starting prior to the later of (a) the fifth year anniversary of the date of grant of the restricted shares, and (b) one year after the date of the consummation of this offering, the lowest amount which when multiplied by the number of shares of Class A Common Stock then held by the Sponsors and added to the aggregate net proceeds received by the Sponsors with respect to their shares of capital stock of Generac would yield a quotient of equal or greater than two when divided by the Sponsors' equity investment in Generac. In connection with any change in control, the aggregate net proceeds the Sponsors would need to receive with respect to shares of capital stock of Generac to cause the restricted shares to vest in full is $             . In connection with this offering, the lowest average trading price per share in any period meeting the requirements of (2)(b) above needed to cause the restricted shares to vest in full is $             .

The following table sets forth, for each named executive officer, the number of restricted shares that would have vested if a change in control had occurred on December 31, 2008 resulting in the full vesting of all restricted shares of Class A Common Stock, including Time Vesting Shares and the value of such restricted shares that would have vested on an accelerated basis, assuming the Corporate Reorganization had occurred and this offering was

completed at an initial offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus:

Name	Shares of Class A Common Stock that would have vested on an accelerated basis upon a change in control on December 31, 2008	Shares of common stock to be issuable upon Corporate Reorganization in exchange for restricted shares subject to accelerated vesting upon a change in control on December 31, 2008	$ value

Aaron Jagdfeld
York A. Ragen
Dawn Tabat
Clement Feng
Allen Gillette
Roger Schaus, Jr.
Roger Pascavis

If a change in control had occurred on December 31, 2008, whether or not all of the restricted shares held by our named executive officers would have vested on an accelerated basis, we would not have been required to pay any consideration to the named executive officers pursuant to the 2006 Equity Incentive Plan. The amount that the named executive officers could have realized on the sale of their shares in the change in control transaction would have depended on the price paid by the purchaser in such transaction.

In addition, as disclosed under "Certain relationships and related person transactions—Shareholders agreement," under certain circumstances, we have the right to purchase shares owned by our employees or management shareholders. The following table shows the estimated amounts that we could pay to our named executive officers for the shares of common stock held by such named executive officer, assuming the completion of our initial public offering at a public offering price of $                  per share, which is the midpoint of the price range set forth on the cover of this prospectus, the completion of the Corporate Reorganization, the full vesting of all restricted shares held by such named executive officer and the termination for cause or the violation of any non-competition or non-solicitation covenant by such named executive officer as of the date of our initial public offering.

Name	Number of shares	Potential payment per share(1)	Total potential payment

Aaron Jagdfeld
York A. Ragen
Dawn Tabat
Clement Feng
Allen Gillette
Roger Schaus, Jr.
Roger Pascavis

(1)
The Shareholders Agreement provides that the price that we are entitled to pay for shares purchased as a result of termination for cause or as the result of a violation of any non-competition or non-solicitation covenant is the lesser of the fair market value of the shares or the price paid for such shares.

Certain relationships and related person transactions

Shareholders agreement

On November 10, 2006, Generac entered into a shareholders agreement, or Shareholders Agreement, with its shareholders, or Shareholders, including CCMP Capital Investors II, L.P., various of its affiliated funds, various funds affiliated with Unitas and the management shareholders party thereto, including Roger Schaus Jr., Roger Pascavis, Allen Gillette, York A. Ragen, Dawn Tabat and Aaron Jagdfeld.

The Shareholders Agreement includes provisions regarding the election of members of our boards of directors, share transfer restrictions, tag-along rights, drag-along rights and certain preemptive rights, all of which provisions terminate upon the occurrence of an initial public offering, or IPO. The preemptive rights provisions of the Shareholders Agreement and their exercise by the parties to the Shareholders Agreement are described under "—Issuances of securities—Preemptive rights."

The Shareholders Agreement also provides for: (1) demand registration rights, which require Generac to effect registration of the Registrable Securities (as defined in the Shareholders Agreement) upon a written request from CCMP, subject to certain limitations; (2) piggy-back registration rights, after the occurrence of an IPO of Generac; and (3) shelf demand registration rights at any time after the one-year anniversary of an IPO of Generac when Generac becomes eligible to use a registration statement on Form S-3. In addition, under the Shareholders Agreement, Generac agrees to indemnify any selling stockholders with respect to registrations made pursuant to the above-mentioned registration rights.

The Shareholders Agreement also includes provisions regarding the repurchase of shares held by management shareholders who cease to be employed by Generac or any of its subsidiaries. After the occurrence of an IPO, Generac will continue to have a right (but not an obligation) to repurchase shares of common stock held by our employees, in the case of vested shares, if any such employee is terminated for cause prior to the first anniversary of the IPO or in the event a management shareholder violates the terms of any non-competition or non-solicitation covenant applicable to such employee, and in the case of unvested shares, if such employee's employment is terminated for any reason prior to the time when such shares vest, whereupon the Company's repurchase right terminates.

Advisory services and monitoring agreement

On November 10, 2006, Generac, Generac Acquisition Corp., and Generac Power Systems entered into a five-year advisory services and monitoring agreement with the Sponsors pursuant to which the Sponsors (or their affiliates) provide us with business monitoring and transaction advisory services. We pay the Sponsors (or their designees), collectively, a quarterly advisory fee in an amount equal to $125,000 and are obligated to reimburse for (1) reasonable out-of-pocket expenses incurred in connection with the provision of such management services, in connection with any enforcement of remedies under the agreement, and (2) reasonable out-of-pocket expenses incurred by each director appointed to the board of directors of any of Generac, Generac Acquisition Corp., and Generac Power Systems in connection with attending regular and special meetings of such board of directors and any committee thereof. In 2007, the Sponsors received a total of $563,000 under this agreement, consisting of $500,000 of advisory fees and $63,000 for the reimbursement of out-of-pocket expenses. In 2008, the Sponsors received a total of $580,000 under this agreement consisting of $500,000 of advisory fees and $80,000 for the reimbursement of out-of-pocket expenses. In the nine months ended September 30, 2009, the Sponsors have received a total of $250,000 in advisory fees and have not been reimbursed for any out-of-pocket expenses.

In connection with and upon the consummation of the CCMP Transactions, the Sponsors received an aggregate fee of $15 million for, among other things, advisory services provided by them related to, and payable upon the completion of, the CCMP Transactions. In addition, pursuant to the advisory services and monitoring agreement, in January 2007 the Sponsors received a fee of $15 million in the aggregate as a result of our having a specified level of borrowing capacity under our revolving credit facility for a specified period of time.

Upon the consummation of an IPO (including this offering), the advisory services and monitoring agreement will automatically terminate, and we are required to promptly pay to the Sponsors the final installment of the quarterly advisory fee referred to above, pro rated if the final period is less than 90 days, and any unreimbursed expenses. The advisory fee and unreimbursed expenses will not be paid with the proceeds of this offering.

The advisory services and monitoring agreement also includes indemnification provisions in favor of the Sponsors and their affiliates.

2006 management equity incentive plan

On November 10, 2006, we adopted the 2006 Equity Incentive Plan, which provided for the grant or sale of equity awards to certain members of our management and employees, including our named executive officers, of up to a maximum of 9,350.0098 shares of our Class A Common Stock and 5,000 shares of our Class B Common Stock, subject to certain adjustments. For a discussion of the effect of change in control on the vesting of these shares, see "Executive compensation—Vesting of restricted shares under the 2006 Equity Incentive Plan."

As a condition to the purchases by members of management of restricted shares under the 2006 Equity Incentive Plan, members of management executed confidentiality, non-competition and intellectual property agreements, requiring them, for the period of their employment with Generac and for 18 months thereafter, to (1) keep certain information relating to Generac confidential, (2) not participate in a business competing with Generac and (3) not solicit any employee to leave his or her employment whom such member of management supervised or about whom such member or management gained confidential information during the last 18 months of such member of management's employment with Generac.

Issuances of securities

Sales of Class B Voting Common Stock.    Between September 2007 and April 2008, we issued an aggregate of 10,425 shares of our Class B Voting Common Stock to affiliates of CCMP in exchange for certain term loans under our second lien credit facility that such CCMP affiliates had purchased for an aggregate purchase price of $78,202,000. The exchange ratio in connection with the exchange was one share of our Class B Voting Common Stock per $10,000 of the aggregate outstanding principal amount of the loans that were so exchanged. Such purchased term loans had an aggregate outstanding principal amount equal to $104,250,000.

In February 2007, we issued 5, 50 and 90 shares of our Class B Voting Common Stock to Edward A. LeBlanc, Harry Hornish and John D. Bowlin, respectively, for an aggregate purchase price of $1,450,000. Messrs. LeBlanc and Bowlin are currently serving on our board of directors. Mr. Hornish is a former director.

Sales of Series A Preferred Stock.    In November 2008, we issued 1,550 shares of our Series A Preferred Stock to affiliates of CCMP for an aggregate purchase price of $15,500,000. This contribution was made by affiliates of CCMP, and the proceeds were used to cure a default under the leverage ratio covenant of our senior secured credit facilities. For a description of our senior secured credit facilities and the leverage ratio, see "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Senior secured credit facilities—Covenant compliance."

Between December 2008 and July 2009, we issued an aggregate of 7,760.8845 shares of our Series A Preferred Stock to affiliates of CCMP in exchange for certain term loans under our first and second lien credit facility that such CCMP affiliates had purchased for an aggregate purchase price of $77,608,845. The exchange ratio in connection with the exchange was one share of our Series A Preferred Stock per $10,000 of the amount paid by the CCMP affiliates for the loans that were so exchanged. Such purchased term loans had an aggregate outstanding principal amount equal to $154,814,528.

Sales of Class A Nonvoting Common Stock.    In December 2007, we issued 389.5799 shares of our Class A Nonvoting Common Stock to Clement Feng for the purchase price of $132,987. Mr. Feng is an executive officer.

Preemptive rights.    Pursuant to the preemptive rights provisions in the Shareholders Agreement, with respect to certain new issuances of equity securities by us, each of our shareholders that is an "accredited investor" (as such term is defined in Rule 501(a) of the Securities Act) has the right to purchase an amount of such equity securities being issued based on a percentage that is equivalent to such stockholder's then current equity ownership interest in us. Under the Shareholders Agreement, we had the right to offer and sell equity securities to CCMP without first complying with the preemptive rights provisions, provided that our other stockholders were subsequently afforded the opportunity to purchase an amount of such equity securities equal to the number of shares that would have been offered for sale to such other investors had the preemptive rights initially been complied with. Preemptive rights were available to the stockholders under the Shareholders Agreement in connection with the issuances of Class B Common Stock to affiliates of CCMP from September 2007 to April 2008. In connection with these issuances and with the satisfaction of the preemptive rights related to these issuances, in December 2007, CCMP Generac Co-Invest, L.P., Unitas, Aaron Jagdfeld, Allen Gillette, Roger Schaus, Jr., John D. Bowlin, Edward A. LeBlanc and Harry Hornish (a former member of our board of directors) exercised their preemptive rights and purchased 3,234.5317, 1,136.2524, 33.1304, 1.9106, 6.0000, 13.6350, 15.9075 and 27.5750 shares of our Class B Common Stock, respectively, from affiliates of CCMP and such affiliates of CCMP were paid an aggregate of $33,722,328.36 in connection with such purchases. In addition, preemptive rights were available in connection with the issuances of Series A Preferred Stock to affiliates of CCMP from December 2008 to July 2009. In connection with these issuances and the satisfaction of the preemptive rights related to these issuances, in September 2009, we issued 14.8166, 2.9891, 6.0000, 2.1325, 2.4791 and 1,950.3427 shares of our Series A Preferred Stock to John Bowlin, Ed LeBlanc, Roger W. Shaus, Jr., Allen Gillette, York A. Ragen and CCMP Generac Co-Invest, L.P., respectively, for an aggregate purchase price of $19,787,600, and CCMP Generac Co-Invest, L.P. purchased 444.0373 shares from affiliates of CCMP for an aggregate purchase price of $4,440,373. Messrs. Bowlin and LeBlanc are currently serving on our board of directors. Messrs. Jagdfeld, Schaus, Gillette and Ragen are executive officers. The preemptive rights under the Shareholders Agreement do not apply to, and will terminate upon the consummation of, this offering.

Repurchases of securities

In November 2007, we repurchased all of the shares of Class A Nonvoting Common Stock held in a trust affiliated with William Treffert for an aggregate purchase price of $797,929.83. Each share of Class A Nonvoting Stock was repurchased for $341.36, the price which Mr. Treffert initially paid for the securities. Mr. Treffert is the former Chief Executive Officer of Generac.

Loans to executive officers

In December 2007, Generac Power Systems loaned Clement Feng, our Chief Marketing Officer and Executive Vice President, $132,987. We made the loan to facilitate Mr. Feng's purchase of 389.5799 shares of our Class A Nonvoting Common Stock, and such shares are pledged as collateral to secure the loan. The principal amount of the loan is due on December 27, 2010, and the interest rate on the loan is 5.25% per annum. Pursuant to the terms of the loan, Mr. Feng has not repaid any of the principal amount of the loan, and all interest ($12,558.52 through September 30, 2009) has accumulated and been added to the principal amount of the loan. This loan will be repaid, cancelled or otherwise satisfied prior to December 31, 2009. This loan is classified as a reduction to stockholders' equity in the consolidated statements of redeemable stock and stockholders' equity (deficit).

CCMP transactions

In November 2006, affiliates of CCMP, together with affiliates of Unitas and members of our management, purchased an aggregate of $689 million of our equity capital. For information concerning the CCMP Transactions, see "CCMP transactions" and Note 1—Merger transaction and Note 11 to our audited consolidated financial statements included elsewhere in this prospectus.

Indemnification of directors and officers

Prior to the closing of this offering, we will enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, executive officers, employees, or agents in which indemnification would be required or permitted. We believe these indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

Policies for approval of related person transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (1) our directors, director nominees, executive officers or their immediate family members, (2) any 5% record or beneficial owner of our common stock or (3) any immediate family member of any person specified in (1) and (2) above. Our controller will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

•
the nature of the related person's interest in the transaction;

•
the availability of other sources of comparable products or services;

•
the material terms of the transaction, including, without limitation, the amount and type of transaction; and

•
the importance of the transaction to us.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee.

Principal stockholders

Security ownership

As of September 30, 2009, affiliates of CCMP owned 76.5% of our Class B Common Stock and 99.4% of our Series A Preferred Stock; affiliates of Unitas owned 10.9% of our Class B Common Stock; and some of our current and former members of the management team, employees and members of our board of directors owned all of our outstanding Class A Common Stock and the remainder of our Class B Common Stock and Series A Preferred Stock.

The following table shows information regarding the beneficial ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•
each person or group who is known by us to own beneficially more than 5% of our common stock;

•
each member of our board of directors and each of our named executive officers; and

•
all members of our board of directors and our named executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on shares of common stock outstanding as of September 30, 2009 after giving effect to our Corporate Reorganization and assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is Generac Holdings Inc., S45 W29290 Hwy. 59, Waukesha, Wisconsin 53187.

	Shares beneficially owned before this offering		Shares beneficially owned after this offering		Shares beneficially owned after this offering assuming full exercise of the option to purchase additional shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares

Principal stockholders
CCMP Capital, LLC(1)
Unitas Capital Ltd.(2)
Directors and Executive Officers
Aaron Jagdfeld
York A. Ragen
Dawn Tabat
Clement Feng
Allen Gillette
Roger Schaus
Roger Pascavis
Stephen McKenna(1)
John D. Bowlin
Edward A. LeBlanc
Barry J. Goldstein
Stephen Murray(1)
Timothy Walsh(1)
All board of director members and named executive officers as a group 13 persons

(1)    In the case of CCMP Capital, LLC, or CCMP Capital, includes             shares of common stock owned by CCMP Capital Investors II, L.P., or CCMP Capital Investors,             shares of common stock owned by CCMP Capital Investors (Cayman) II, L.P., or CCMP Cayman, and together with CCMP Capital Investors, the CCMP Capital Funds, and             shares of common stock owned by CCMP Generac Co-Invest, L.P., or Generac Co-Invest.

The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P., or CCMP Capital Associates. The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC, or CCMP Capital Associates GP. CCMP Capital Associates GP is wholly-owned by CCMP Capital. The general partner of Generac Co-Invest is CCMP Generac Co-Invest GP, LLC, or Generac Co-Invest GP. Generac Co-Invest GP is wholly-owned by CCMP Capital.

CCMP Capital ultimately exercises voting and dispositive power over the shares held by the CCMP Capital Funds and Generac Co-Invest. Voting and disposition decisions at CCMP Capital with respect to such shares are made by an investment committee, the members of which are Stephen Murray, Greg Brenneman and Timothy Walsh.

Stephen Murray is President and Chief Executive Officer of CCMP Capital. Each of Timothy Walsh and Stephen McKenna is a Managing Director of CCMP Capital. The address of each of Messrs. Murray, Walsh and McKenna and each of the CCMP Capital entities (other than CCMP Cayman) is c/o CCMP Capital, LLC, 245 Park Avenue, New York, New York 10167. The address of CCMP Cayman is c/o Walkers SPV Limited, PO Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands.

Each of Messrs. Murray, Walsh, McKenna and Brenneman disclaims any beneficial ownership of any shares beneficially owned by the CCMP Capital Funds or Generac Co-Invest.

(2)    In the case of Unitas includes shares of common stock owned by Asia Opportunity Fund II, L.P. , or AOF II, and             shares of common stock owned by AOF II Employee Co-Invest Fund, L.P. , or AOF II Co-Invest, and together with AOF II , the AOF Funds.

The general partner of the AOF Funds is Unitas Capital Equity Partners II, L.P., or Unitas Equity Partners. The general partner of Unitas Equity Partners is Liu Asia Equity Company II, or Liu Asia Equity. Liu Asia Equity is wholly-owned by Andrew Liu.

Unitas ultimately exercises voting and dispositive power over the shares held by the AOF Funds. Voting and disposition decisions at Unitas with respect to such shares are made by an investment committee, the members of which are Kei Chua, Stephen King, John Lewis, Andrew Liu, Anurag Mathur, Ajeet Singh and Eugene Suh. Each of Messrs. Chua, King, Lewis, Liu, Mathur, Singh and Suh disclaims any beneficial ownership of any shares beneficially owned by the AOF Funds.

The address of each of the Unitas entities is c/o Walkers Corporate Services Limited, PO Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands.

Description of capital stock

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as they will be in effect following the Corporate Reorganization and immediately prior to the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part as well as the relevant portions of the Delaware General Corporation Law.

Authorized capitalization

Our shares of capital stock are currently held by 41 holders. Upon the completion of the Corporate Reorganization immediately prior to the consummation of this offering, our authorized capital stock will consist of                           shares of common stock, par value $0.01 per share, and             shares of preferred stock, par value $                           per share. Immediately following the completion of this offering,              shares of common stock, or                           shares if the underwriters exercise their option to purchase additional shares in full, will be outstanding, and there will be no outstanding shares of preferred stock.

Common stock

The holders of our common stock are entitled to the following rights.

Voting rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Holders of our common stock will not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividend rights

Holders of common stock will share equally in any dividend declared out of legally available funds by our board of directors, subject to any preferential rights of the holders of any outstanding preferred stock.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other rights

Our stockholders have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights for additional shares and does not have any sinking fund provisions. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

Registration rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to a registration rights agreement. For further information regarding this agreement, see "Certain relationships and related person transactions" and "Shares eligible for future sale."

Preferred stock

Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our board of directors has not authorized the issuance of any shares of preferred stock, and we have no agreements or current plans for the issuance of any shares of preferred stock.

Anti-takeover effects of our amended and restated certificate of incorporation and bylaws

Upon the closing of this offering, our amended and restated certificate of incorporation and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board the power to discourage acquisitions that some stockholders may favor.

Board composition and filling vacancies.    We will have a classified board of directors upon the closing of this offering. See "Management—Board of directors." It will take at least two annual meetings of stockholders to elect a majority of the board of directors given our classified board. As a result, it may discourage third-party proxy contests, tender offers or attempts to obtain control of us even if such changes would be beneficial to us and our stockholders.

Our amended and restated certificate of incorporation will provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock entitled to vote. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No stockholder action by written consent.    Our amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless affiliates of CCMP own at least 50% of our outstanding common stock or the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Meetings of stockholders.    Our amended and restated certificate of incorporation will provide that only a majority of the members of our board of directors then in office or the Chief Executive Officer may call special meetings of the stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder's intention to do so. To be timely, the stockholder's notice must be delivered to or mailed and received by us not later than the 90th day nor earlier than the 120th day prior to the anniversary date of the preceding annual meeting, except that if the annual meeting is not within 30 days before or 60 days after the date contemplated at the time of the previous year's proxy statement, we must receive the notice not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting. If a public announcement of the date of such annual meeting is made fewer than 100 days prior to the date of such annual meeting, then notice must be received by us no later than the tenth day following the public announcement of the date of the meeting. The notice must include the information specified in the bylaws. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Amendment to bylaws and certificate of incorporation.    Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our board of directors and (i) if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment or (ii) if related to provisions regarding the classification of the board of directors, the removal of directors, stockholder action by written consent, the ability to call special meetings of stockholders, indemnification, corporate opportunities or the amendment of our bylaws or certificate of incorporation, thereafter be approved by 66 2/3% of the outstanding shares entitled to vote on the amendment. Our bylaws may be amended (x) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (y) by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote on the amendment, without further action by our board of directors.

Authorized but unissued shares.    The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Statute

Upon the closing of this offering, our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law or DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some shareholders. By opting out of Section 203 of the DGCL, a stockholder that becomes an interested stockholder will be able to engage in a business combination transaction with us without prior board approval.

Corporate opportunities

Our certificate of incorporation will provide that CCMP and its affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to CCMP or its respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that neither CCMP nor its respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Listing

We have applied to have our common stock listed on the NYSE under the symbol "GNRC."

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Shares eligible for future sale

Prior to this offering, there was no public market for our common stock.

Sale of restricted securities

After this offering, there will be outstanding                           shares (assuming no exercise of the underwriters' option to purchase additional shares), or                           shares (assuming full exercise of the underwriters' option to purchase additional shares), of our common stock. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-up arrangements

In connection with this offering, we, each of our directors, executive officers and certain of our significant stockholders, representing                           shares of our common stock, will enter into lock-up agreements as described under "Underwriting" that restrict the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities. By exercising their registration rights, and selling a large number of shares, these selling stockholders could cause the prevailing market price of our common stock to decline.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•
one percent of the total number of shares of our common stock outstanding; or

•
the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately                           shares of our common stock that are not subject to the lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon closing this offering.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Equity incentive plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the Omnibus Plan, referred to under "Executive compensation—Equity incentive plan." The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Material U.S. federal income and estate tax considerations

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder (as defined below). This discussion is based on current law, which is subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of common stock as capital assets within the meaning of the U.S. Internal Revenue Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence, are a "controlled foreign corporation," "passive foreign investment company" or a partnership or other pass-through entity for U.S. federal income tax purposes.

As used in this discussion, the term "non-U.S. Holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;

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a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

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an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust, if (1) a U.S. court is able to exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of the U.S. Internal Revenue Code) has the authority to control all of the trust's substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person."

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (1) for at least 183 days during the calendar year, or (2) for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of (2), all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING,

OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER'S PARTICULAR CIRCUMSTANCES.

Dividends

We do not anticipate making any distributions on our common stock. See "Dividend policy." If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, such excess will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder's tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of our common stock. If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty, on the gross amount of the dividends paid to you. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or other applicable form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or other applicable form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or other applicable form, as discussed above, you must also provide your tax identification number.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on disposition of common stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale or other disposition of common stock unless:

•
the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of yours (in which case the gain will be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates and, if you are a foreign corporation, the gain may, under certain circumstances, be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

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you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though you are not considered a resident alien under the U.S. Internal Revenue Code); or

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we are or become a U.S. real property holding corporation ("USRPHC"). We believe that we are not currently, and are not likely not to become, a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided:

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the common stock was "regularly traded on an established securities market"; and

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you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares.

Federal estate tax

Individuals, or an entity the property of which is includable in an individual's gross estate for U.S. federal estate tax purposes, should note that common stock held at the time of such individual's death will be included in such individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding tax

We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate, which rate currently is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in "Dividends" would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are acting as joint book running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities Inc.
Goldman, Sachs & Co.

Total

The underwriters are committed to purchase all the shares of our common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares of our common stock, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to                           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares of common stock are purchased with such option, the underwriters will purchase shares of common stock in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares of common stock on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without exercise of option	With full exercise of option

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                           .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing management incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and our significant stockholders will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock listed on the NYSE under the symbol "GNRC." In order to meet one of the requirements for listing our common stock on the NYSE, the underwriters have undertaken to sell lots of our common stock in the offering such that, upon consummation of the offering, the underwriters expect that there will be at least 400 beneficial U.S. stockholders holding 100 shares or more of our common stock each and at least 1,100,000 publicly-held shares of our common stock outstanding in the United States having a market value of at least $60,000,000.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares of our common stock referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through this option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

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an assessment of our management;

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our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

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the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as

"relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

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to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the joint book-running mangers for any such offer; or

•
in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The securities offered by this prospectus may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities offered by this prospectus are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities offered by this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. have acted as an administrative agent under our first lien secured credit facility and our second lien secured credit facility, respectively, as well as lenders under the revolving credit facility included within the first lien secured credit facility. Furthermore, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

One or more affiliates of J.P. Morgan Securities Inc. are limited partners in CCMP Capital Investors II, L.P., which is a stockholder of our company. One or more affiliates of Goldman, Sachs & Co. are limited partners in CCMP Capital Investors (Cayman) II, L.P. and CCMP Generac Co-Invest, L.P., which are stockholders of our company.

 Conflicts of interest

One or more affiliates of J.P. Morgan Securities Inc. beneficially own more than 10% of CCMP Capital Investors II, L.P., which is a stockholder in our company. Because J.P. Morgan Securities Inc. is an underwriter and its affiliates beneficially, through CCMP Capital Investors II, L.P., own more than 10% of our company, J.P. Morgan Securities Inc. is deemed to have a "conflict of interest" under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which is overseen by the Financial Industry Regulatory Authority. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720. Rule 2720 requires that a "qualified independent underwriter" meeting certain standards to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto.                           has agreed to act as a "qualified independent underwriter" within the meaning of NASD Rule 2720 of FINRA in connection with this offering.                           will not receive any additional compensation for acting as a qualified independent underwriter. J.P. Morgan Securities Inc. will not confirm any sales to any accounts over which it exercises discretionary authority without first receiving a written consent from those accounts. We have agreed to indemnify                           against certain liabilities incurred in connection with acting as a "qualified independent underwriter," including liabilities under the Securities Act.

Legal matters

Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the common stock offered hereby on behalf of us. The validity of the common stock offered hereby will be passed upon on behalf of the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2008 and 2007, and for the years ended December 31, 2008 and 2007, and the period from November 11, 2006 to December 31, 2006 (Successor) as set forth in their report. Ernst & Young LLP also audited the consolidated financial statements of our predecessor, Generac Power Systems, Inc., for the period from January 1, 2006 through November 10, 2006 (Predecessor), as set forth in their report. We have included our financial statements in the prospectus and elsewhere in this registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Generac and the shares of common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the Generac registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, WI 53187
(262) 544-4811

Index to consolidated financial statements

Audited consolidated financial statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2008 and 2007	F-3

Consolidated statements of operations for years ended December 31, 2008 and 2007 and the period from November 11, 2006 to December 31, 2006 (Successor) and for the period from January 1, 2006 to November 10, 2006 (Predecessor)

F-4

Consolidated statements of redeemable stock and stockholders' equity (deficit) for years ended December 31, 2008 and 2007 and the period from November 11, 2006 to December 31, 2006 (Successor) and for the period from January 1, 2006 to November 10, 2006 (Predecessor)

F-5

Consolidated statements of cash flows for the years ended December 31, 2008 and 2007 and the period from November 11, 2006 to December 31, 2006 (Successor) and for the period from January 1, 2006 to November 10, 2006 (Predecessor)

F-6
Notes to consolidated financial statements	F-8
Unaudited condensed consolidated financial statements
Consolidated balance sheets as of September 30, 2009 and December 31, 2008	F-41
Consolidated statements of operations for the nine months ended September 30, 2009 and 2008	F-42
Consolidated statements of redeemable stock and stockholders' equity (deficit) for the nine months ended September 30, 2009	F-43
Consolidated statements of cash flows for the nine months ended September 30, 2009 and 2008	F-44
Notes to unaudited condensed consolidated financial statements	F-45

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
of Generac Holdings Inc.

We have audited the accompanying consolidated balance sheets of Generac Holdings Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, redeemable stock and stockholders' equity (deficit), and cash flows for the years ended December 31, 2008 and 2007, and the period from November 11, 2006 to December 31, 2006 (Successor). We have also audited the statements of operations, redeemable stock and stockholders' equity (deficit), and cash flows of Generac Power Systems, Inc. (Predecessor) for the period from January 1, 2006 through November 10, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Generac Holdings Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years ended December 31, 2008 and 2007, and the period from November 11, 2006 to December 31, 2006, and the results of operations and cash flows of Generac Power Systems, Inc. (Predecessor) for the period from January 1, 2006 through November 10, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 and 9 to the consolidated financial statements, the accompanying financial statements have been retrospectively adjusted for the adoption of the guidance originally issued in Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (codified in FASB ASC Topic 715 Compensation—Retirement Benefits), effective December 31, 2006, and the guidance originally issued in Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (codified in FASB ASC Topic 740 Income Taxes), effective January 1, 2007.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
October 20, 2009

Audited consolidated financial statements

Generac Holdings Inc.
Consolidated balance sheets
(Dollars in thousands, except share and per share data)

	December 31,
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$81,229	$71,314
Accounts receivable, less allowance for doubtful accounts of $1,020 in 2008 and $808 in 2007	66,107	45,551
Notes receivable, less allowance of $965 in 2008 and $850 in 2007	134	305
Inventories	123,980	97,614
Prepaid expenses and other assets	3,547	2,966

Total current assets	274,997	217,750
Property and equipment:
Land and improvements	3,913	3,901
Buildings and improvements	48,148	47,613
Leasehold improvements	—	21
Machinery and equipment	24,010	21,880
Dies and tools	9,077	7,650
Vehicles	984	1,094
Office equipment	4,542	3,916
Construction-in-progress	139	—

	90,813	86,075
Less accumulated depreciation	14,139	7,093

Property and equipment, net	76,674	78,982
Customer lists, net	173,104	211,535
Patents, net	100,574	108,394
Other intangible assets, net	9,142	10,493
Deferred financing costs, net	16,885	23,217
Trade names	148,765	229,058
Goodwill	525,875	1,029,068
Other assets	198	162

Total assets	$1,326,214	$1,908,659

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$54,525	$20,076
Accrued wages and employee benefits	5,064	5,637
Other accrued liabilities	58,892	59,477
Current portion of long-term debt	9,500	9,500

Total current liabilities	127,981	94,690
Long-term debt	1,121,437	1,280,750
Other long-term liabilities	43,539	27,439

Total liabilities	1,292,957	1,402,879
Class B convertible voting common stock, par value $0.01, 110,000 shares authorized, 79,114 and 76,737 shares issued at December 31, 2008 and 2007, respectively	765,096	747,070
Series A convertible nonvoting preferred stock, par value $0.01, 20,000 shares authorized, 7,835 shares issued at December 31, 2008	78,355	—
Stockholders' equity (deficit):
Class A non-voting common stock, par value $0.01,
31,200 shares authorized, 5,717 and 6,272 shares issued
at December 31, 2008 and 2007, respectively	—	—
Additional paid-in capital	2,356	2,505
Excess purchase price over predecessor basis	(202,116)	(202,116)
Accumulated deficit	(581,626)	(25,671)
Accumulated other comprehensive loss	(28,650)	(15,813)
Stockholder notes receivable	(158)	(195)

Total stockholders' equity (deficit)	(810,194)	(241,290)

Total liabilities and stockholders' equity (deficit)	$1,326,214	$1,908,659

See notes to consolidated financial statements.

Generac Holdings Inc.
Consolidated statements of operations
(Dollars in thousands, except share and per share data)

	Successor			Predecessor
			Period from November 11, 2006 through December 31, 2006	Period from January 1, 2006 through November 10, 2006
	Year ended December 31,
	2008	2007

Net sales	$574,229	$555,705	$74,110	$606,249
Costs of goods sold	372,199	333,428	55,105	371,425

Gross profit	202,030	222,277	19,005	234,824
Operating expenses:
Selling and service	57,449	52,652	5,279	45,800
Research and development	9,925	9,606	1,168	9,141
General and administrative	15,869	17,581	1,695	12,631
Amortization of intangibles	47,602	47,602	8,576	—
Transaction-related expenses	—	—	—	149,792
Goodwill impairment	503,193	—	—	—
Trade name impairment	80,293	—	—	—

Total operating expenses	714,331	127,441	16,718	217,364

(Loss) income from operations	(512,301)	94,836	2,287	17,460
Other (expense) income:
Interest expense	(108,022)	(125,366)	(18,354)	(673)
Gain on extinguishment of debt	65,385	18,759	—	—
Investment income	600	2,682	302	1,571
Other, net	(1,217)	(1,196)	(192)	(52)

Total other (expense) income, net	(43,254)	(105,121)	(18,244)	846

(Loss) income before provision (benefit) for income taxes	(555,555)	(10,285)	(15,957)	18,306
Provision (benefit) for income taxes	400	(571)	—	5,519

Net (loss) income	$(555,955)	$(9,714)	$(15,957)	$12,787
Preferential distribution to:
Series A preferred stock holders	(785)	—	—	—
Class B common stockholders	(90,567)	(73,676)	(9,502)	—

Net loss attributable to Class A common stockholders	$(647,307)	$(83,390)	$(25,459)	$12,787

Net loss per common share, basic and diluted
Class A Common Stock	(108,581)	(10,626)	(3,068)	n/m

Class B Common Stock	1,148	1,051	139	n/m

Weighted average common shares outstanding
Class A Common Stock	5,962	7,848	8,298	n/m

Class B Common Stock	78,926	70,102	68,567	n/m

See notes to consolidated financial statements.

n/m—earnings per share on predecessor has not been presented since it is not meaningful due to changes in equity structure which resulted from the acquisition of the company in 2006.

Generac Holdings Inc.
Consolidated statements of redeemable stock and stockholders' equity (deficit)
(Dollars in thousands, except share data)

	Redeemable
	Series A preferred stock		Class B common stock				Class A common stock		Class B common stock			Excess purchase price over predecessor basis
					Preferred stock						Additional paid-in capital		Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)		Stockholder notes receivable	Total stockholders' equity (deficit)	Comprehensive income (loss)
															Treasury stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

														(As adjusted)			(Adjusted)	(Adjusted)
Predecessor
Balance at January 1, 2006	—	$—	—	$—	600	$39	12,000	$—	142,820	$ 1	$7,261	$ —	$ 156,763	$ (4,205)	$(14,259)	$(3,388)	$142,212	$ —
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	12,787	—	—	—	12,787	12,787
Payment of stockholder note receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,388	3,388	—
Minimum pension liability adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	683	—	—	683	683
Discretionary distributions to stockholders	—	—	—	—	—	—	—	—	—	—	—	—	(107,413)	—	—	—	(107,413)	—
S Corporation distributions to stockholders	—	—	—	—	—	—	—	—	—	—	—	—	(41,074)	—	—	—	(41,074)	—

Balance at November 10, 2006	—	$—	—	$—	600	$39	12,000	$—	142,820	$ 1	$7,261	$ —	$ 21,063	$ (3,522)	$(14,259)	$ —	$ 10,583	$ 13,470

Successor
Balance at November 11, 2006	—	$—	—	$—	—	$—	—	$—	—	$—	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Contribution of capital	—	—	68,567	685,667	—	—	8,298	—	—	—	2,833	—	—	—	—	—	2,833	—
Impact of Predecessor basis adjustment on acquisition	—	—	—	—	—	—	—	—	—	—	—	(202,116)	—	—	—	—	(202,116)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(15,957)	—	—	—	(15,957)	(15,957)
Unrealized gain on interest rate swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	—	3	3
Amortization of restricted stock expense	—	—	—	—	—	—	—	—	—	—	7	—	—	—	—	—	7	—

																		$ (15,954)

Recording of underfunded pension liability upon adoption of SFAS No. 158 (as adjusted)	—	—	—	—	—	—	—	—	—	—	—	—	—	457	—	—	457

Balance at December 31, 2006 (as adjusted)	—	$—	68,567	$685,667	—	$—	8,298	$—	—	$—	$2,840	$(202,116)	$ (15,957)	$ 460	$ —	$ —	$(214,773)
Unrealized loss on interest rate swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,511)	—	—	(18,511)	(18,511)
Issuance of stockholder notes receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(195)	(195)	—
Contribution of capital related to debt extinguishment	—	—	8,025	59,953	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from shares issued to directors	—	—	145	1,450	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from shares issued to management	—	—	—	—	—	—	623	—	—	—	212	—	—	—	—	—	212	—
Repurchase of shares from management	—	—	—	—	—	—	(2,649)	—	—	—	(904)	—	—	—	—	—	(904)	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	304	—	—	—	—	—	304	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(9,714)	—	—	—	(9,714)	(9,714)
Pension liability adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	2,238	—	—	2,238	2,238
Amortization of restricted stock expense	—	—	—	—	—	—	—	—	—	—	53	—	—	—	—	—	53	—

																		$ (25,987)

Balance at December 31, 2007	—	—	76,737	747,070	—	—	6,272	—	—	—	2,505	(202,116)	(25,671)	(15,813)	—	(195)	(241,290)
Unrealized loss on interest rate swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,715)	—	—	(5,715)	$ (5,715)
Repayment of stockholder notes receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	37	37	—
Contribution of capital related to debt extinguishment	6,285	62,855	2,400	18,249	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Contribution of capital	1,550	15,500	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of shares from management	—	—	(23)	(223)	—	—	(555)	—	—	—	(189)	—	—	—	—	—	(189)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(555,955)	—	—	—	(555,955)	(555,955)
Amortization of restricted stock expense	—	—	—	—	—	—	—	—	—	—	40	—	—	—	—	—	40	—
Pension liability adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,122)	—	—	(7,122)	(7,122)

																		$(568,792)

Balance at December 31, 2008	7,835	$78,355	79,114	$765,096	—	$—	5,717	$—	—	$—	$2,356	$(202,116)	$(581,626)	$(28,650)	$ —	$ (158)	$(810,194)

See notes to consolidated financial statements.

Generac Holdings Inc.
Consolidated statements of cash flows
(Dollars in thousands)

		Successor		Predecessor
	Year ended December 31,		Period from November 11, 2006 through December 31, 2006	Period from January 1, 2006 through November 10, 2006
	2008	2007

Operating activities
Net (loss) income	$(555,955)	$(9,714)	$(15,957)	$12,787
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	7,168	6,181	936	4,654
Amortization	47,602	47,602	8,576	24
Goodwill and tradename impairment charge	583,486	—	—	—
Gain on extinguishment of debt	(65,385)	(18,759)	—	—
Amortization of deferred finance costs	3,905	4,225	590	—
Provision for losses on accounts receivable	212	82	29	321
Provision for losses on notes receivable	115	850	—	—
Loss on disposal of property and equipment	234	60	—	416
Stock-based compensation expense—restricted stock	40	53	7	—
Stock-based compensation expense—Class B common stock	—	304	—	—
Net changes in operating assets and liabilities:
Accounts receivable	(20,768)	4,808	7,002	(10,052)
Inventories	(26,366)	21,372	18,225	(30,206)
Other assets	(617)	(1,794)	(55)	2,049
Accounts payable	34,449	(3,369)	4,894	(3,467)
Accrued wages and employee benefits	(806)	776	(20,205)	8,512
Other accrued liabilities	2,911	(14,164)	32,018	17,723

Net cash provided by operating activities	10,225	38,513	36,060	2,761
Investing activities
Proceeds from sale of property and equipment	92	56	1	63
Expenditures for property and equipment	(5,186)	(13,191)	(720)	(6,225)
Collections on receivable notes	56	403	35	455
Acquisition of business, net of cash acquired	—	—	(1,864,319)	—

Net cash used in investing activities	(5,038)	(12,732)	(1,865,003)	(5,707)

		Successor		Predecessor
	Year ended December 31,		Period from November 11, 2006 through December 31, 2006,	Period from January 1, 2006 2006 through November 10, 2006
	2008	2007

Financing activities
Stockholders' contributions of capital—Class B common stock	$—	$1,450	$685,667	$—
Stockholders' contributions of capital—Class A common stock	—	212	2,833	—
Stockholders' contributions of capital—Series A preferred stock	15,500	—	—	—
Repurchase of shares from management—Class B common stock	(224)	—	—	—
Repurchase of shares from management—Class A common stock	(189)	(904)	—	—
Issuance of stockholder notes receivable	—	(195)	—	—
Repayment of stockholder notes receivable	37	—	—	—
Proceeds from long-term debt	—	—	1,380,000	—
Payment of long-term debt	(10,396)	(9,500)	—	—
Proceeds from term loan	—	—	—	155,000
Payment of term loan	—	—	(155,000)	—
Payment of debt financing costs	—	—	(30,086)	—
Payment of industrial revenue bond	—	—	—	(4,800)
Collection of stockholder note receivable	—	—	—	3,388
S Corporation distributions to stockholders	—	—	—	(168,815)

Net cash provided by (used in) financing activities	4,728	(8,937)	1,883,414	(15,227)

Net increase in cash and cash equivalents	9,915	16,844	54,471	(18,173)
Cash and cash equivalents at beginning of period	71,315	54,471	—	33,351

Cash and cash equivalents at end of period	$81,230	$71,315	$54,471	$15,178

Supplemental disclosure of cash flow information
Cash paid during the period
Interest	$109,431	$101,632	$8,713	$185
Income taxes	295	4,777	51	348
Supplemental disclosure of noncash financing and investing activities
Contributions of capital related to debt extinguishment	$81,105	$59,953	$—	$—

See notes to consolidated financial statements

Generac Holdings Inc.
Notes to consolidated financial statements
Years ended December 31, 2008 and 2007 and the
period from November 11, 2006 to
December 31, 2006 and its predecessor for the
period from January 1, 2006 to November 10, 2006

1. Description of business

Generac Holdings Inc. (the Company) owns all of the common stock of Generac Acquisition Corp., which in turn, owns all of the common stock of Generac Power Systems, Inc. (the Subsidiary). The Company designs, manufactures, and markets a complete line of automatic standby generators for residential, light-commercial, and industrial usage, as well as portable generators and air-cooled engines, for domestic and international markets.

Financial statement periods

The Subsidiary was owned by a principal executive and certain members of management through November 10, 2006. Financial statements of this company for the period from January 1, 2006 through November 10, 2006, are referred to as Predecessor financial statements and such period is hereafter referred to as Predecessor Period.

As described below, on September 13, 2006, GPS CCMP Merger Corp. (Merger Corp.) was formed and on November 10, 2006, was merged into the Subsidiary with the Subsidiary being the surviving entity. Merger Corp. had no operations between September 13, 2006 through November 10, 2006, the date it merged into the Subsidiary, other than entering into agreements to facilitate the merger transaction. The consolidated financial statements for the period from Merger Corp's incorporation, September 13, 2006 to December 31, 2006, are referred to as Successor financial statements and reflect the results of operations of the merged entity effective November 11, 2006 and such period is hereafter referred to as Successor Period.

Merger transaction

On September 13, 2006, the Subsidiary, Merger Corp., and its then parent company, GPS CCMP Acquisition Corp., and a shareholder representative, entered into an Agreement and Plan of Merger, pursuant to which Merger Corp. merged with and into the Subsidiary, on November 10, 2006, with the Subsidiary continuing as the surviving entity and a wholly owned subsidiary of Generac Acquisition Corp. (which was formed on October 26, 2006), which in turn is a wholly owned subsidiary of Generac Holdings Inc. Generac Holdings Inc. is a Delaware corporation, the outstanding common stock of which is owned by affiliates of CCMP Capital, LLC (collectively, CCMP) and related entities, affiliates of Unitas Capital Ltd., certain members of management of the Subsidiary and board of directors of the Company.

At the time of the merger transaction, previous owners of the Predecessor became the holders of 3,896 shares of the Company's Class A common stock and 7,790 shares of the Company's Class B common stock. As a result of this residual ownership interest in the Subsidiary and the form of the leveraged transaction, the transaction was accounted for under the provisions of Emerging Issues Task Force (EITF) Issue No. 88-16, Basis in Leveraged Buy-Out Transactions. The application of EITF 88-16 to the merger transaction resulted in a new reporting entity as of the leveraged transaction closing date, but only a partial (89.19%) adjustment was made to the carrying values of the assets and liabilities acquired based on the purchase price. Approximately 10.81% of the carrying values of the acquired assets and liabilities were carried over at the predecessor company's basis.

The purchase price, net of cash acquired, of $1,864.3 million (including direct costs associated with the acquisition such as the CCMP transaction fee, legal costs, and other professional costs) was financed through the issuance of $1,380 million of term loans and common stock with a value of $688.5 million. The Predecessor incurred transaction-related expenses of approximately $149.8 million, which primarily related to the settlement of the employee share appreciation program (See Note 9). The transaction was accounted for as a purchase, whereby the purchase price was allocated to the underlying assets and liabilities based on the estimated fair values of those assets and liabilities, as adjusted for the Predecessor basis adjustment accounting described above.

The following represents the estimated fair values of the assets acquired and the liabilities assumed, net of the Predecessor basis adjustment, at the date of acquisition as finalized in 2007 (dollars in thousands):

Current assets	$212,731
Property and equipment	72,304
Customer list, patents, trade names, and other intangibles	615,658
Goodwill	1,029,068
Excess purchase price over predecessor basis (contra equity)	202,116
Short-term liabilities assumed	(97,380)
Long-term debt assumed and subsequently settled	(155,000)

Net assets acquired	1,879,497
Less cash acquired	(15,178)

Net cash payment for acquisition	$1,864,319

The tax basis for goodwill at the acquisition date was approximately $1.14 billion.

2. Significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation.

Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk

The Company maintains the majority of its cash in one commercial bank. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured.

Two customers accounted for approximately 13% and 11% of accounts receivable at December 31, 2008. No one customer accounted for greater than 10% of accounts receivable at December 31, 2007. No one customer accounted for greater than 10% of net sales during the years ended December 31, 2008 or 2007. One customer accounted for approximately 8% of net sales for the period from November 11, 2006 through December 31, 2006 (the Successor Period). One customer accounted for approximately 13% of net sales for the period from January 1, 2006 through November 10, 2006 (the Predecessor Period).

Accounts receivable

Receivables are recorded at their face value amount less an allowance for doubtful accounts. The Company estimates and records an allowance for doubtful accounts based on specific identification and historical experience. The Company writes off uncollectible accounts against the allowance for doubtful accounts after all collection efforts have been exhausted. Sales are generally made on an unsecured basis.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

Property and equipment

Property and equipment are recorded at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets, which are summarized below (in years). Costs of leasehold improvements are amortized over the lesser of the term of the lease (including renewal option periods) or the estimated useful lives of the improvements.

Land improvements	15
Buildings and improvements	40
Leasehold improvements	10 - 20
Machinery and equipment	5 - 10
Dies and tools	3 - 5
Vehicles	3 - 5
Office equipment	3 - 10

Customer lists, patents, and other intangible assets

The following table summarizes intangible assets by major category as of December 31, 2008 and 2007 (dollars in thousands):

		2008			2007
	Weighted average amortization years
		Cost	Accumulated amortization	Amortized cost	Cost	Accumulated amortization	Amortized cost

Indefinite lived intangible assets
Tradenames		$140,050	$—	$140,050	$229,058	$—	$229,058
Finite lived intangible assets
Tradenames	2	8,715	—	8,715	—	—	—
Customer lists	7	256,760	(83,656)	173,104	256,760	(45,225)	211,535
Patents	15	117,811	(17,237)	100,574	117,811	(9,417)	108,394
Unpatented technology	9	11,015	(2,616)	8,399	11,015	(1,391)	9,624
Software	8	1,014	(271)	743	1,014	(145)	869

Total finite lived intangible assets	9	$395,315	$(103,780)	$291,535	$386,600	$(56,178)	$330,422

Amortization of intangible assets was $47,602,000 in 2008 and 2007, and $8,576,000 in the Successor Period. During the fourth quarter of 2008, the Company recorded an impairment related to its indefinite lived intangible assets. See the Goodwill and Other Indefinite-Lived Intangible Assets section for further discussion. Estimated amortization expense each year for the five years subsequent to December 31, 2008 is as follows: 2009 and 2010, $51,829,000; 2011, $47,471,000, 2012, $43,220,000; 2013, $21,347,000.

Deferred financing costs

Costs incurred in connection with the issuance of long-term debt have been capitalized and are being amortized using the effective interest rate method over the life of the related debt agreements. Deferred financing costs incurred in connection with the financing on November 10, 2006, totaled $29,571,000, and amortization expense for 2008 and accumulated amortization at December 31, 2008, were $3,905,000 and $8,720,000, respectively. Amortization expense for 2007 and accumulated amortization at December 31, 2007, were $4,225,000 and $4,815,000, respectively. In connection with the merger transaction and repayment of the Predecessor term debt, the Successor paid $515,000 of debt financing costs during the Successor Period. Amortization expense for the Successor Period was $590,000. As a result of the debt extinguishments in 2008 and 2007 (see Note 6), $2,427,000 and $1,539,000 of the deferred financing costs were written off, respectively, and recorded as a reduction to the gain on the extinguishment of debt. Amortization expense is included in interest expense in the consolidated statements of operations. Amortization expense for each of the next four years is expected to be approximately $3,474,000 and $2,989,000 in year five.

Long-lived assets

The Company periodically evaluates the carrying value of long-lived assets (including property and equipment, customer lists, patents and other intangible assets, but excluding goodwill and indefinite-lived trade names). Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of an asset, a loss is recognized for the difference between the fair value and carrying value of the asset. Such analyses necessarily involve significant judgements.

Because the Company recorded a goodwill impairment charge in the fourth quarter of fiscal 2008, the Company reviewed its long-lived assets, performed the undiscounted cash flow analysis and concluded there was no impairment as future undiscounted cash flows exceeded the carrying values as of December 31, 2008.

Goodwill and other indefinite-lived intangible assets

Goodwill represents the excess of the amount paid to acquire the Company over the estimated fair value of the net tangible and intangible assets acquired as of the acquisition date.

Other indefinite-lived intangible assets consist of trade names. The fair value of trade names was measured using a relief-from-royalty approach, which assumes the fair value of the trade name is the discounted cash flows of the amount that would be paid had the Company not owned the trade name and instead licensed the trade name from another company.

The Company performs an annual impairment test for goodwill and trade names and more frequently if an event or circumstances indicate that an impairment loss has been incurred. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset. The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value of the applicable reporting unit. The Company has determined it has one reporting unit as the Company considers itself one business, and all significant decisions are made on a companywide basis by its chief decision maker. Estimated fair value is based on management judgments and assumptions with the assistance of a third-party valuation firm, and those fair values are compared with the aggregate carrying value of the Company. If the fair value of the Company is greater than its carrying amount, there is no impairment. If the Company carrying amount is greater than the fair value, then the second step must be completed to measure the amount of impairment, if any.

The second step calculates the implied fair value of the goodwill, which is compared to its carrying value. The implied fair value of goodwill is calculated by hypothetically valuing all of the tangible and intangible assets of the reporting unit at fair value as if the reporting unit had been acquired in a business combination. The excess of the fair value of the entire reporting unit over the fair value of its identifiable assets and liabilities is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment is recognized equal to the difference.

As of October 31, 2008, the Company performed its annual goodwill impairment test. The fair value of the Company was estimated based on a weighted average of a discounted cash flow analysis and comparable public company analysis (i.e. market approach). The rate used in determining discounted cash flows is a rate corresponding to the Company's cost of capital, adjusted for risk where appropriate. In determining the estimated future cash flows, current and future levels of income are considered as well as business trends and market conditions. Due to an increase in the Company's weighted average cost of capital and lower comparable public company market values resulting from weakening economic conditions, the analysis indicated the potential for impairment.

The Company performed the second step of the goodwill impairment evaluation with the assistance of a third-party valuation firm, and determined an impairment of goodwill existed. Accordingly, a non-cash charge of $503,193,000 was recognized in 2008 for goodwill impairment. Due to the current economic uncertainty and other factors, the Company cannot assure remaining goodwill will not be further impaired in future periods. There was no impairment recorded for the year ended December 31, 2007 or the Successor Period.

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows (dollars in thousands):

	December 31
	2008	2007

Balance at beginning of year	$1,029,068	$847,442
Adjustment to finalize purchase accounting	—	181,626
Impairment charge	(503,193)	—

Balance at end of year	$525,875	$1,029,068

The Company performed its annual fair value-based impairment test on trade names as of October 31, 2008 using a relief-from-royalty approach. As a result of the test, the Company recorded a non-cash charge of $80,293,000 for trade name impairment. The primary reason for this impairment charge related to a re-branding strategy, which was committed to in the fourth quarter of 2008 and resulted in the Company's plan to discontinue use of a particular trade name over time as the Company consolidates its brands under the Generac label. Accordingly, this particular trade name was written down to its estimated realizable value of $8,715,000, which will be amortized over its remaining useful life of 2 years. There was no impairment recorded for the year ended December 31, 2007 or the Successor Period.

Income taxes

Successor

The Company is a C Corporation and, therefore, accounts for income taxes pursuant to the liability method. Accordingly, the current or deferred tax consequences of a transaction are measured by applying the provision of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred income taxes are provided for temporary differences between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies, as appropriate, in making this assessment.

Effective January 1, 2007, the Company adopted the guidance on accounting for uncertainty in income taxes in ASC 740-10 (formerly referred to as FASB Interpretation 48, Accounting for Uncertainty in Income Taxes), which provides a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions a company has taken or expects to take on an income tax return. Additionally, when applicable, the Company would classify interest and penalties related to uncertain tax positions in income tax expense. Upon adoption, the Company determined no additional reserves for uncertain tax positions were required.

Predecessor

The Predecessor Company and its stockholders elected for federal and certain state income tax purposes to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Predecessor Company's taxable income was included in the individual tax returns of its stockholders, and generally, there was no provision for income taxes or deferred tax assets or liabilities in the financial statements except for certain state income taxes imposed at the corporate level.

Revenue recognition

Sales, net of estimated returns and allowances, are recognized upon shipment of product to the customer, which is when title passes, the Company has no further obligations, and the customer is required to pay. The Company, at the request of certain customers, will warehouse inventory billed to the customer but not delivered. The Company does not recognize revenue on these transactions until the customers take possession of the product. The funds collected on product warehoused for these customers are recorded as a customer advance until the customer takes possession of the product and the Company's obligation to deliver the goods is completed. Customer advances are included in accrued liabilities in the accompanying consolidated balance sheets.

The Company provides for estimated sales promotion and incentive expenses which are recognized as a reduction of sales. Historically, product returns, whether in the normal course of business or resulting from repurchases made under a floor plan financing program, have not been material. The Company has agreed to repurchase product repossessed by a finance company (see Note 10), which has resulted in minimal losses to the Company. However, an adverse change in dealer sales could cause this situation to change.

Shipping and handling costs

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of goods sold in the consolidated statements of operations.

Advertising and co-op advertising

Expenditures for advertising, included in selling and service expenses in the accompanying consolidated statements of operations, are expensed as incurred. Total expenditures for advertising were $9,210,000, $11,236,000, $836,000, and $9,088,000 for the years ended December 31, 2008 and 2007, the Successor Period, and the Predecessor Period, respectively.

Research and development

The Company expenses research and development costs as incurred. Total expenditures incurred for research and development were $9,925,000, $9,606,000, $1,168,000, and $9,141,000 for the years ended December 31, 2008 and 2007, the Successor Period, and the Predecessor Period, respectively.

Foreign currency transactions

Realized and unrealized gains and losses on transactions denominated in foreign currency are recorded in earnings as a component of cost of goods sold.

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (OCI) includes unrealized losses on certain cash flow hedges and the pension liability. The components of OCI at December 31, 2008 and 2007 were (dollars in thousands):

	December 31
	2008	2007

Pension liability	$(4,427)	$2,695
Unrealized losses on cash flow hedges	(24,223)	(18,508)

Accumulated other comprehensive loss	$(28,650)	$(15,813)

Fair value of financial instruments

The Company believes the carrying amount of its financial instruments (cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and accrued liabilities), excluding long-term debt, approximates the fair value of these instruments based upon their short-term nature. The fair value of long-term debt was approximately $558.6 million at December 31, 2008, as calculated based on current quotations.

Fair value measurements

The Company adopted Accounting Standards Codification (ASC) 820-10 Fair Value Measurements and Disclosures (formerly SFAS No. 157, Fair Value Measurements) on January 1, 2008. ASC 820-10, among other things, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring basis or nonrecurring basis. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the pronouncement establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on the market approach, which is prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Liabilities measured at fair value on a recurring basis are as follows (dollars in millions):

		Fair value measurement using
	Total December 31, 2008	Quoted prices in active markets for identical contracts (Level 1)	Significant other observable inputs (Level 2)

Net derivative contracts	$25.6	$—	$25.6

The fair value of derivative contracts above consider the Company's credit risk in accordance with ASC 820-10. Excluding the impact of credit risk, the fair value of derivatives at December 31, 2008, was $29,000,000 and this represents the amount the Company would need to pay to exit the agreements on this date.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative instruments and hedging activities

The Company records all derivatives in accordance with ASC 815, Derivatives and Hedging, which requires all derivative instruments be reported on the consolidated balance sheets at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company is exposed to market risk such as changes in commodity prices, foreign currencies, and interest rates. The Company does not hold or issue derivative financial instruments for trading purposes.

Commodities

The primary objectives of the commodity risk management activities are to understand and mitigate the impact of potential price fluctuations on the Company's financial results and its economic well-being. While the Company's risk management objectives and strategies will be driven from an economic perspective, the Company attempts, where possible and practical, to ensure that the hedging strategies it engages in can be treated as "hedges" from an accounting perspective or otherwise result in accounting treatment where the earnings effect of the hedging instrument provides substantial offset (in the same period) to the earnings effect of the hedged item. Generally, these risk management transactions will involve the use of commodity derivatives to protect against exposure resulting from significant price fluctuations.

The Company primarily utilizes commodity contracts with maturities of less than 12 months. These are intended to offset the effect of price fluctuations on actual inventory purchases. At December 31, 2008 and 2007, there were two outstanding commodity contracts in place to hedge its projected commodity purchases. In October 2008, the Company entered into commodity swaps to purchase $4,180,000 of copper. The swaps are effective from October 1 and November 1, 2008, and terminate on March 31, 2009. In November 2007, the Company entered into commodity swaps to purchase $3,271,000 of copper. The swaps were effective from November 7 and 8, 2007, and terminated on July 2, 2008.

Total losses or gains recognized in the consolidated statements of operations on commodity contracts were a loss of $1,092,000, gains of $1,120,000, $0, and $862,000 for the years ended December 31, 2008 and 2007, the Successor Period and the Predecessor Period, respectively.

Foreign currencies

The Company is exposed to foreign currency exchange risk as a result of transactions in other currencies. The Company utilizes foreign currency forward purchase and sales contracts to manage the volatility associated with foreign currency purchases in the normal course of business. Contracts typically have maturities of one year or less. There were no outstanding foreign currency hedge contracts outstanding as of December 31, 2008 or 2007. The Predecessor Company entered into a Yen foreign currency contract in the Predecessor Period. The total loss recorded on this contract was $184,000.

Interest rates

During the Successor Period, the Company entered into various interest rate swap agreements. The Company has formally documented all relationships between interest rate hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company's interest rate swap agreements qualify as cash flow hedges. For derivatives that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the derivatives' change in fair value, if any, is immediately recognized in earnings. The Company assesses on an ongoing basis whether derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The impact of hedge ineffectiveness on earnings was not material for the years ended December 31, 2008 and 2007, and the Successor Period. The Predecessor did not have any interest rate swaps.

Stock-based compensation

The Company accounts for its restricted stock awards and other stock-based payments in accordance with ASC 718 Compensation—Stock Compensation. On January 1, 2006, the Company adopted the guidance originally issued in the FASB Statement FAS123(R) Share Based Payments (codified in FASB ASC Topic 718 Compensation—Stock Compensation) using the prospective method, accordingly, the provisions of FAS 123(R) are applied prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date.

Segment reporting

The Company operates in and reports as a single operating segment, which is the manufacture and sale of power products. Net sales are generated through the sale of generators and service parts to distributors and retailers. The Company manages and evaluates its operations as one segment primarily due to similarities in the nature of the products, production processes and methods of distribution. All of the Company's identifiable assets are located in the United States. The Company's sales outside North America are not material, representing less than 1% of net sales.

The Company's product offerings consist primarily of power products with a range of power output. Residential power products and industrial & commercial power products are each a similar class of products based on similar power output and customer usage.

			Successor	Predecessor
			Period from November 11, 2006 through December 31, 2006	Period from January 1, 2006 through November 10, 2006
	Year ended December 31,
(Dollars in thousands)	2008	2007

Residential power products	$332,618	$306,741	$43,092	$383,809
Industrial & Commercial power products	207,861	205,759	24,210	168,672
Other	33,750	43,205	6,808	53,768

Total	$574,229	$555,705	$74,110	$606,249

New accounting standards to be adopted

In December 2007, the FASB originally issued SFAS No. 141(R), Business Combinations (codified in FASB ASC Topic 805—Business Combinations). This statement requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose certain information related to the nature and financial effect of the business combination. SFAS 141(R) is effective for business combinations entered into in fiscal years beginning on or after December 15, 2008. Depending on the terms, conditions, and details of the business combination, if any, that take place on or subsequent to January 1, 2009, SFAS 141(R) may have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB originally issued SFAS No. 161 Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133 (codified in FASB ASC Topic 815 Derivatives and Hedging). SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effect these instruments and activities have on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS No. 161 and its related interpretations; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company in the year beginning January 1, 2009 and will impact future disclosures relating to the Company's hedging activities.

In December 2008, the FASB originally issued FSP No. FAS 132(R)-1 Employer's Disclosures about Postretirement Benefit Assets (FSP No. FAS 132R) (codified in FASB ASC Topic 715 Compensation—Retirement Benefits). FSP No. 132(R) requires additional disclosures regarding assets held in an employer's defined benefit pension or other postretirement plan. FSP No. 132(R) replaces the requirement to disclose the percentage of the fair value of total plan assets with a requirement to disclose the fair value of each major asset category, requires disclosure of the level within the fair value hierarchy in which each major category of plan assets falls using the guidance in FSP No. 132(R) and requires a reconciliation of beginning and ending balances of plan asset fair values that are derived using significant unobservable inputs. FSP No. 132(R) will be adopted as of January 1, 2010. We are currently reviewing the requirements of FSP No. 132(R) to determine the disclosure impact on our consolidated financial statements.

In April 2008, the FASB originally issued FSP No. FASB 142-3, Determination of the Useful Life of Intangible Assets (FSP No. FAS No. 142-3) (codified in FASB ASC Topic 350—Intangibles—Goodwill and Other). FSP No. FASB 142-3 prospectively amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under FSP No. FASB 142-3 and the period of expected cash flows used to measure the fair value of the asset under FSP No. FASB 142-3. The Company is required to adopt this pronouncement on January 1, 2009. The Company does not believe the adoption of this pronouncement will have a material impact to the Company's consolidated financial statements.

3. Balance sheet details

Inventories consist of the following (dollars in thousands):

	December 31,
	2008	2007

Raw material	$104,310	$69,358
Work-in-process	1,217	379
Finished goods	23,361	31,533
Reserves for excess and obsolescence	(4,908)	(3,656)

	$123,980	$97,614

Other accrued liabilities consist of the following (dollars in thousands):

	December 31,
	2008	2007

Accrued commissions	$6,444	$6,211
Accrued interest	25,228	29,785
Accrued warranties—short term	14,015	13,542
Other accrued liabilities	13,205	9,939

	$58,892	$59,477

4. Product warranty obligations

The Company records a liability for product warranty obligations at the time of sale to a customer based upon historical warranty experience. The Company also records a liability for specific warranty matters when they become known and are reasonably estimatable. The Company's product warranty obligations are included in other accrued liabilities and other long-term liabilities in the balance sheets.

Changes in the product warranty obligations are as follows (dollars in thousands):

	Successor			Predecessor
			For the period from November 11, 2006 through December 31, 2006
	Year ended December 31,			For the period January 1, 2006 through November 10, 2006
	2008	2007

Balance at beginning of period	$14,807	$14,788	$—	$11,454
Obligations assumed in acquisition	—	—	15,144	—
Payments	(15,946)	(13,935)	(1,492)	(7,192)
Charged to operations	18,678	13,954	1,136	10,882

Balance at end of period	$17,539	$14,807	$14,788	$15,144

The product warranty obligations are included in the balance sheets as follows (dollars in thousands):

	December 31,
	2008	2007

Other accrued liabilities	$14,015	$13,542
Other long-term liabilities	3,524	1,265

Balance at end of period	$17,539	$14,807

5. Credit agreements

Long-term debt consists of the following (dollars in thousands):

	December 31,
	2008	2007

First lien term loan	$930,104	$940,500
Second lien term loan	430,000	430,000

	1,360,104	1,370,500
Less treasury debt	229,167	80,250
Less current portion	9,500	9,500

	$1,121,437	$1,280,750

Maturities of long-term debt outstanding at December 31, 2008, are as follows (dollars in thousands):

Year

2009	$9,500
2010	9,500
2011	9,500
2012	9,500
2013	892,104
2014	200,833

Total	$1,130,937

Successor

At December 31, 2008, the Subsidiary had credit agreements which provided for borrowings under a revolving credit facility (the Revolving Credit Facility) and two term loans (collectively, the Credit Agreements), which are described further below. The Credit Agreements of the Subsidiary are secured by the associated collateral agreements which pledge virtually all assets of the Subsidiary.

Borrowings available under the Revolving Credit Facility are limited to a maximum of $150,000,000. Availability under the Revolving Credit Facility is reduced by the amount of outstanding undrawn letters of credit. Interest on the Revolving Credit Facility is payable at LIBOR plus 2.5%, or ABR plus 1.5%, as selected by the Subsidiary. ABR is the greater of the prime rate or the federal funds rate plus 0.5%. The spreads on these rates may be reduced as a result of the Subsidiary meeting certain financial ratios. As of December 31, 2008, the Subsidiary's interest rate on the Revolving Credit Facility was 6.65%. As of December 31, 2008,

the Subsidiary had $143,347,000 available under its Revolving Credit Facility and no outstanding borrowings. The Subsidiary pays a Revolving Credit Facility commitment fee of 0.50% on the average available unused commitment. The Revolving Credit Facility matures and is due on November 10, 2012, unless terminated earlier under certain conditions contained in the Credit Agreements.

The Credit Agreements provide the Subsidiary the ability to issue letters of credit. Outstanding undrawn letters of credit reduce availability under the Subsidiary's Revolving Credit Facility. The letters of credit accrue interest at a rate of 2.63%, paid quarterly on the undrawn daily aggregate exposure of the preceding quarter. This rate may be reduced as a result of meeting certain financial ratios. At December 31, 2008 and 2007, letters of credit outstanding were $6,653,000 and $2,504,000, respectively.

The principal amount of and the outstanding balance under the First Lien Term Loan (the First Lien) were $930,104,000 and $940,500,000 at December 31, 2008 and 2007, respectively. Principal payments are due in quarterly installments of $2,375,000. Interest on the First Lien is payable at LIBOR plus 2.5%, or ABR plus 1.5%, as selected by the Subsidiary. The spreads on these rates may be reduced as a result of the Subsidiary meeting certain financial ratios. At December 31, 2008, 2007, and 2006, the Subsidiary's interest rate on the First Lien was 6.65%, 7.73%, and 7.82%, respectively. The outstanding principal balance is payable on the earlier of November 10, 2013, or the date of termination of the First Lien, whether by its terms, by prepayment, or by acceleration.

The principal amount of and the outstanding balance under the Second Lien Term Loan (the Second Lien) were $200,833,000 and $349,750,000 (excluding loans held in treasury by the Subsidiary) at December 31, 2008 and 2007, respectively. Interest on the Second Lien is payable at LIBOR plus 6.0%, or ABR plus 5.0%, as selected by the Subsidiary. The spreads on these rates may be reduced as a result of meeting certain financial ratios. At December 31, 2008, 2007, and 2006, the Subsidiary's interest rate on the Second Lien was 10.15%, 11.23%, and 11.32%, respectively. The outstanding principal balance is payable on the earlier of May 10, 2014, or the date of termination of the Second Lien, whether by its terms, by prepayment, or by acceleration.

The Credit Agreements require the Subsidiary, among other things, to meet certain financial and nonfinancial covenants and maintain financial ratios in such amounts and for such periods as set forth therein. The Subsidiary is required to maintain a leverage ratio (EBITDA divided by net debt, as defined within the Credit Agreements) of 7.75 as of December 31, 2008. The leverage ratio decreases quarterly, and for 2009, the Subsidiary will be required to maintain a leverage ratio of 7.75, 7.50, 7.25, and 6.75 for the first, second, third, and fourth quarters, respectively. As of September 30, 2008, the Subsidiary had violated its debt covenant. As permitted by the Credit Agreements, this violation was remedied by an equity contribution of $15,319,000 from CCMP in the fourth quarter of 2008 as part of a $15,500,000 equity contribution. The Subsidiary was in compliance with all requirements as of December 31, 2008 and 2007.

In an event where full repayment of the Credit Agreements is required, the First Lien and Revolving Credit Facility take priority over the Second Lien.

The Credit Agreements restrict the circumstances in which distributions and dividends can be paid by the Subsidiary. Payments can be made to the Subsidiary for certain expenses, and dividends can be used to repurchase equity interests, subject to an annual limitation.

Additionally, the Credit Agreements restrict the aggregate amount of dividends and distributions that can be paid and require the maintenance of certain leverage ratios.

During 2008, CCMP acquired $148,917,000 par value of Second Lien term loans for approximately $81,105,000. CCMP exchanged this debt for additional shares of Class B Common stock and Series A Preferred stock issued by the Company. The fair value of the shares exchanged was $81,105,000. These shares have beneficial conversion features which are contingent upon a future event (see Note 6). The Company recorded this transaction as Series A Preferred Stock of $62,855,000 and Class B Common Stock of $18,249,000 based on the fair value of the debt contributed by CCMP which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, the Company recorded a gain on extinguishment of debt of $65,385,000, which includes the write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the year ended December 31, 2008. See Note 6.

During 2007, CCMP acquired $80,250,000 par value of Second Lien term loans for approximately $59,952,000. CCMP exchanged this debt for additional shares of Class B Common stock issued by the Company. The fair value of the shares exchanged was $59,952,000. These shares have beneficial conversion features which are contingent upon a future event (see Note 6). The Company recorded this transaction as additional Class B Common Stock of $59,952,000 based on the fair value of the debt contributed by CCMP which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, the Company recorded a gain on extinguishment of debt of $18,759,000, which includes the write-off of deferred financing fees and other closing costs, in the consolidated statement of operations for the year ended December 31, 2007. See Note 6.

During the Successor Period, the Subsidiary entered into various interest rate swap agreements (the Swaps) with certain banks. The Swaps, which were effective January 2, 2007, October 3, 2007, and January 3, 2008, have notional amounts totaling $825,000,000, $100,000,000, and $275,000,000, respectively. The total notional amount of $1,200,000,000 declined to $1,100,000,000 at October 3, 2008, further decline to $675,000,000 at January 3, 2009, and terminate January 4, 2010. The Subsidiary swapped floating three-month LIBOR interest rates for fixed rates with an aggregate weighted-average interest rate of 4.775% and 4.774% as of December 31, 2008 and 2007, respectively. The fair value of the interest rate swap agreements, including the impact of credit risk, at December 31, 2008, was a liability of $24,222,000. At December 31, 2007, the fair value of the interest rate swap agreements was a liability of $18,508,000. The Subsidiary has determined its Swaps meet hedge effectiveness tests and are deemed highly effective for hedge accounting under ASC 815 Derivatives and Hedging as of December 31, 2008 and 2007. Accordingly, the change in fair value is recorded in accumulated other comprehensive income (loss) net of tax for the effective portion of the hedges.

Effective January 3, 2009, the Subsidiary, within the terms of the Credit Agreements, changed the interest rate election from three-month LIBOR to one-month LIBOR. The Subsidiary has concluded that as of January 3, 2009, the Swaps no longer meet hedge effectiveness tests and are therefore, no longer highly effective as a hedge against the impact on interest payments of changes in the LIBOR interest rate. The effective portion of the Swaps prior to the change will remain in accumulated other comprehensive income (loss) and will be amortized as interest expense over the period of the originally designated hedged transactions. Future changes in the fair value of the Swaps will be immediately recognized in the consolidated statements of operations as interest expense.

Predecessor

The Predecessor Company had an unsecured revolving credit agreement with a bank that allowed borrowings of up to $15,000,000 for working capital requirements with interest rates at 0.90% below the prime rate, or LIBOR plus 1.00%, as selected by the Predecessor Company. Under the terms of this credit agreement, the bank agreed, on behalf of the Predecessor Company, to issue letters of credit aggregating not more than the unused revolver balance. The outstanding amount of these letters of credit reduced the amount available to the Predecessor Company under the revolving credit agreement.

On November 6, 2006, the Predecessor Company entered into a credit agreement with a bank establishing a term loan in the amount of $155,000,000 with interest rates at LIBOR plus 1.25%.

The Predecessor Company had an Industrial Development Revenue Bond Agreement with the Village of Eagle, Wisconsin, for $4,800,000 at December 31, 2005. The bonds were paid in full and the letter of credit, used as collateral, was terminated when the Predecessor Company elected to exercise its right to pay off the bonds as of September 1, 2006.

6. Redeemable stock and stockholders' equity (deficit)

As a result of the merger transaction on November 10, 2006 and from time to time thereafter, certain of the current equity investors (affiliates of CCMP Capital Advisors, LLC and related entities, affiliates of Unitas Capital Ltd., certain members of management of the Subsidiary and board of directors of the Company) acquired a combination of Class A and Class B Common stock and Series A Preferred stock of GPS CCMP Acquisition Corporation. General terms of these securities are:

Preferred stock

Series A Convertible Preferred stock:    Each Series A Preferred share is entitled to a priority return preference equal to the sum of $10,000 per share base amount plus an amount sufficient to generate a 14% annual return on that base amount compounded quarterly from the date of issuance until the accreted priority return preference is paid in full. Each Series A Preferred share also participates in any equity appreciation beyond the Series A Preferred priority return (the Series A Equity Participation).

Voting:    Series A Preferred shares do not have voting rights, subject to certain limited approval rights.

Distributions:    Dividends and other distributions to stockholders in respect of shares, whether as part of an ordinary distribution of earnings, as a leveraged recapitalization or in the event of an ultimate liquidation and distribution of available corporate assets are to be paid to Series A Preferred stockholders as follows: Series A Preferred shares are entitled to receive an amount equal to the Series A Preferred base amount of $10,000 per share plus an amount sufficient to generate a 14% annual return on that base amount, compounded quarterly from the date in which the Series A Preferred shares were originally issued. Series A Preferred shares then receive an equity participation on all remaining proceeds after payment of this priority return to all Series A Preferred stockholders equal to 24.3% of remaining proceeds (Series A Equity Participation). No distribution shall be made to any holder of common stock until the

Series A Preferred stockholders have received all distributions to which they are entitled as previously described. After such distributions are made to the Series A Preferred stockholders, the holders of common stock shall be entitled to receive any remaining payments or distributions in accordance with their respective priorities.

Liquidations:    Distributions in connection with any liquidation or change of control transaction would be made in accordance with the distributions described above. No distribution shall be made to any holder of common stock until the Series A Preferred stockholders have received all distributions to which they are entitled as described above. After such distributions are made to the Series A Preferred stockholders, the holders of common stock shall be entitled to receive any remaining payments or distributions in accordance with their respective priorities.

Conversion:    Series A Preferred shares automatically convert into Class A common shares immediately prior to an initial public offering (IPO). In the case of any such conversion, any unpaid Series A preferred return (base $10,000 per share plus 14% accretion) will be converted into additional Class A common shares valued at the deal (the IPO price net of underwriter's discount). That is, each Series A Preferred share would convert into a number of Class A common shares equal to (i) a fraction, the numerator of which is the unpaid priority return on such Series A Preferred share and the denominator of which is the value of a Class A common share at the time of conversion plus (ii) the number of Class A common shares required to be issued to satisfy the Series A Equity Participation. The number of shares of Class A common stock which will be issued upon conversion of the Series A Preferred is dependent upon the initial public offering price of the Class A common stock on the date of conversion as well as the unpaid priority return of the Series A Preferred Stock.

The Series A Preferred are redeemable in a deemed liquidation in the event of a change of control. The redemption features are considered to be outside the control of the Company and therefore, all shares of Series A Preferred stock are recorded outside of permanent equity in accordance with guidance originally issued under EITF Topic D-98, Classification and Measurement of Redeemable Securities (codified under Accounting Standards Codification 480, Distinguishing Liabilities from Equity). No adjustment to the carrying value of the Series A Preferred stock securities has been recorded, and the priority returns have not been accreted as a change of control is not probable.

Common stock

Class B Convertible common stock:    Class B shares participate in the equity appreciation after the Series A Preferred priority return is satisfied. Each Class B share is entitled to a priority return preference equal to the sum of $10,000 per share base amount plus an amount sufficient to generate a 10% annual return on that base amount compounded quarterly from the date of issue until the Class B priority return preference is paid in full. Each Class B share also participates in any equity appreciation beyond the Class B priority return.

Voting:    Each Class B share is entitled to one vote per share on all matters on which stockholders vote.

Class A common stock:    Class A shares participate in the equity appreciation after the Class B priority return is satisfied.

Class A shares do not have voting rights, priority preference or any accretion rights.

Distributions:    After payment of the priority return to Series A Preferred shareholders previously described above under Preferred Stock, dividends and other distributions that remain available to stockholders in respect of shares, whether as part of an ordinary distribution of earnings, as a leveraged recapitalization or in the event of an ultimate liquidation and distribution of available corporate assets, are to be paid to the common stockholders as follows: Class B shares are entitled to receive an amount equal to the Class B base amount of $10,000 per share plus an amount sufficient to generate a 10% annual return on that base amount, compounded quarterly from the date in which the Class B shares were originally issued. After payment of this priority return to Class B holders, the holders of Class A shares and Class B shares participate together equally and ratably in any and all distributions by the Company.

Liquidations:    Distributions made in connection with any liquidation or change of control transaction would be made in accordance with the distributions previously described above in the preceding paragraph. In addition, any remaining assets after the Class B preferential distribution will be allocated to the Class A and Class B shares as follows: the Class B shares will receive a percentage of the remaining assets equal to the sum of (i) 88% plus (ii) the product of (A) 12% multiplied by (B) one minus a fraction, the numerator of which is the number of issued and outstanding vested shares of Class A shares and the denominator is 9,350.0098. The remainder will be allocated to the Class A shares.

Conversion:    Class B shares automatically convert into Class A shares immediately prior to an IPO. In the case of any such conversion any unpaid Class B Common priority return (base $10,000 per share plus 10% accretion) will be "paid" in additional Class A common shares valued at the deal (the IPO price net of underwriter's discount). That is, each Class B share would convert into a number of Class A shares required to be issued to satisfy the Series A Equity Participation. Each Class B share would convert into a number of Class A shares equal to (i) one plus (ii) a fraction, the numerator of which is the unpaid priority return on such Class B share and the denominator of which is the value of a Class A share at the time of conversion, in all cases subject to the priority rights and preferences of the Series A Preferred Shares. The number of shares of Class A common stock which will be issued upon conversion of the Class B common stock is dependent upon the initial public offering price of the Class A common stock on the date of conversion as well as the unpaid priority return of the Class B common stock.

As the Class B common are redeemable in a deemed liquidation in the event of a change of control. The redemption features are considered to be outside the control of the Company and therefore, all shares of Class B common stock are recorded outside of permanent equity in accordance with guidance originally issued under EITF Topic D-98, Classification and Measurement of Redeemable Securities (codified under Accounting Standards Codification 480, Distinguishing Liabilities from Equity). No adjustment to the carrying value of Class B common stock securities has been recorded, and the priority returns have not been accreted as a change of control is not probable.

Accretion:    Cumulative accretion on Series A Preferred stock and Class B common stock at December 31, 2008, was as follows:

	Series A preferred	Class B common

Carrying value	$78,355	$765,096
Cumulative accretion	785	173,745

	$79,140	$938,841

The amounts above do not include the additional base amount of $25,790,000 on Class B common stock or the impact of Series A Equity Participation on Series A Preferred Stock, both of which would be recognized as a beneficial conversion upon an initial public offering.

Management Equity Incentive Plan:    On November 10, 2006, the Company adopted the 2006 Management Equity Incentive Plan (2006 Equity Incentive Plan). The 2006 Equity Incentive Plan provides for awards with respect to a maximum of 9,350.0098 Class A Common shares and 5,000 Class B Common shares, subject to certain adjustments. On November 10, 2006, and from time to time thereafter, certain members of management purchased restricted shares of Class A Common stock under the 2006 Equity Incentive Plan for $341 per share and pursuant to restricted stock agreements. One half of the restricted shares vest over time (Time Vesting Shares), with 25% vesting on November 10, 2007 and on the next three anniversaries thereafter, so long as the participant is still employed by the Company or one of its subsidiaries on the applicable vesting date. Upon the occurrence of a change of control of the Company, any unvested Time Vesting Shares immediately vest in full, so long as the participant is still employed by the Company or one of its subsidiaries. The other half of the restricted shares immediately vest (performance-based vesting) in full, provided the participant is still then employed by the Company or one of its subsidiaries, upon the occurrence of either: (i) a change of control of the Company that provides CCMP with a certain rate of return with respect to net proceeds received by CCMP from their investment in the Company; or (ii) from and after the date of an IPO, the achievement with respect to shares of the Class A Common stock of an average closing trading price exceeding, in any 60 consecutive trading day period starting prior to the later of (a) the fifth year anniversary of the date of grant of the restricted shares, and (b) one year after the IPO, a certain threshold with respect to net proceeds received by CCMP from their investment in the Company. As a condition to the purchase of restricted shares, members of management executed confidentiality, non-competition and intellectual property agreements. The fair value of the Class A common stock on the date of issuance was estimated to be $390 per share.

The Company has recorded $40,000, $53,000 and $7,000 of stock-based compensation expense related to the Time Vesting Shares in 2008, 2007, and the Successor Period, respectively, related to amortization of the excess of fair value over purchase price of these restricted shares. This excess is being amortized over a four-year vesting period.

Issuance and repurchases of securities

Class A Common Stock:    As discussed above, on November 10, 2006 at the time of the merger transaction, certain members of management purchased 8,298.1337 restricted shares of the Class A Common stock, at a price of $341.36 per share, under the 2006 Equity Incentive Plan and pursuant to restricted stock agreements. In 2007, an additional 623.3301 restricted shares of Class A nonvoting common stock, at a price of $341.36 per share, were issued to new members of management. In 2008 and 2007, 555.1566 and 2,649.1694 restricted shares of Class A common stock, respectively, were repurchased by the Company, at a price of $341 per share, from members of management who terminated their employment with the Subsidiary.

Class B Common Stock:    On November 10, 2006 at the time of the merger transaction, 68,566.7382 shares of the Class B Common stock were issued to affiliates of CCMP, affiliates of Unitas Capital LLC, certain members of management of the Subsidiary and board of directors of the Company, for their investment in the Company, at a price of $10,000 per share. In February 2007, 145 shares of the Class B Common stock were issued to new members appointed to the Company's board of directors, at a price of $10,000 per share. In 2008 and 2007, the Company issued 2,400 and 8,025 shares of Class B Common stock, respectively, to CCMP in exchange for certain term loans under the second lien credit facility that CCMP had purchased. The exchange ratio in connection with the exchange was one share of our Class B Common Stock per $10,000 of the aggregate outstanding principal amount of the loans that were so exchanged. Such purchased term loans had an aggregate outstanding principal amount equal to $104,250,000. In accordance with the preemptive rights provisions of the Shareholders' Agreement, CCMP subsequently transferred shares of our Class B Common Stock it had purchased to various investment funds affiliated with CCMP, certain members of management and board members. The shares exchanged were valued at the discounted amount paid for the debt, which approximated the Class B common stock's fair value at that date. The equity consideration was less than the outstanding principal amount, therefore a gain on debt extinguishment was recorded. A summary of how the 10,425 Class B common shares issued in exchange for repurchased debt is accounted for in the consolidated financial statements is as follows (dollars in thousands):

	Number of shares	Face value of debt	Consideration paid	Fair value of shares exchanged	Contingent beneficial conversion	Gain on extinguishment of debt

Year ending December 31, 2008	2,400	$24,000	$18,249	$18,249	$5,492	$5,363
Year ending December 31, 2007	8,025	80,250	59,952	59,952	20,298	18,759

Total	10,425	$104,250	$78,201	$78,201	$25,790	$24,122

The Company determined that the conversion feature in the Class B Common stock is in-the-money at the date of issuance and therefore represents a beneficial conversion feature. Since the Class B Common stock is convertible upon an initial public offering, it is contingent upon a future event and has not been recorded in the consolidated financial statements. The beneficial conversion feature, which has been valued at $25,790,000 at its commitment date, will be recorded at the date of an initial public offering as a return to Class B Common stockholders analogous to a dividend. If no retained earnings are available to pay this dividend at resolution of the contingency, the dividend will be charged against additional paid in capital resulting in no net impact.

Following the exchange of purchased debt for Class B common stock, certain members of management and the board of directors were provided the opportunity to purchase Class B common stock at fair value. Because the Class B common stock includes a contingent beneficial conversion feature, the Company recorded stock-based compensation expense of $304,000, which represents the intrinsic value associated with the contingent beneficial conversion feature.

Series A Preferred Stock:    In November 2008, the Company issued 1,550 shares of the Series A Preferred Stock to CCMP for an aggregate purchase price of $15,500,000. In December 2008, the Company issued an aggregate of 6,285 shares of Series A Preferred Stock to CCMP in exchange for certain term loans under the second lien credit facility that CCMP had purchased. The exchange ratio in connection with the exchange was one share of Series A Preferred Stock per $10,000 of the amount paid by CCMP for the loans that were so exchanged. The equity consideration was less than the outstanding principal amount, therefore a gain on debt extinguishment was recorded. A summary of the exchanges of purchased term loans for Series A Preferred Stock by year is as follows (dollars in thousands):

	Number of shares	Face value of debt	Consideration paid	Gain on extinguishment of debt

Year ending December 31, 2008	6,285	$124,917	$62,855	$60,022

The Company determined that the conversion feature in the Series A Preferred stock has a contingent beneficial conversion feature at the date of issuance. Since the Series A Preferred stock is convertible upon an initial public offering and the number of additional Class A Common shares which may be issued is unknown, it is contingent upon a future event and has not been recorded in the consolidated financial statements. The beneficial conversion feature, which is the result of the additional Class A shares which will be issued to satisfy the Series A Equity Participation, will be recorded at the date of an initial public offering as a return to Series A Preferred stockholders analogous to a dividend. If no retained earnings are available to pay this dividend at resolution of the contingency, the dividend will be charged against additional paid in capital resulting in no net impact.

During 2007, the Company entered into subscription notes receivable with certain stockholders related to their purchase of restricted Class A common stock of $195,000. During 2008, $37,000 of outstanding notes receivable were repaid. The subscription notes receivables are included in stockholders' equity in the accompanying consolidated financial statements.

7. Earnings per share

The Company has one class of preferred stock (Series A) and two classes of common stock (Class B common stock and Class A common stock). Each Series A Preferred share is entitled to a priority return preference equal to the sum of $10,000 per share base amount plus an amount sufficient to generate a 14% return on that base amount compounded quarterly from the date of the transaction in which the Series A Preferred shares were originally issued (issuance dates from November 2008 to September 2009) until the priority return preference is paid in full. Each Series A Preferred share also participates in any equity appreciation beyond the Series A Preferred priority return. Class B Common shares participate in the equity appreciation after the Series A preferred priority return is satisfied. Each Class B share is entitled to a priority return preference equal to the sum of $10,000 per share base amount plus an amount sufficient to generate a 10% return on that base amount compounded quarterly from the date of the transaction in which the Class B shares were originally issued (November 10, 2006 in the case of the merger transaction, dates from September 2007 to April

2008 in the case of the follow-on Class B investments) until the priority return preference is paid in full. Each Class B share also participates in any equity appreciation beyond the priority return. Class A shares participate in the equity appreciation after the Class B priority return is satisfied.

The Class B common stock is considered a participating stock security requiring use of the "two-class" method for the computation of basic net income (loss) per share in accordance with provision of FASB Topic ASC 260-10 Earnings per share. Losses are not allocated to the Class B common stock in the computation of basic earnings per share as the Class B common stock is not obligated to share in losses.

Basic earnings per share excludes the effect of common stock equivalents and is computed using the "two-class" computation method, which divides earnings attributable to the Class B preference from total earnings. Any remaining loss is attributed to the Class A shares.

		Successor		Predecessor
	Year ended December 31, 2008	Year ended December 31, 2007	Period from November 11, 2006 through December 31, 2006	Period from January 1, 2006 through November 10, 2006

	(Dollars in thousands)
Net loss	$(555,955)	$(9,714)	$(15,957)	n/m
Less: accretion of Series A preferred stock	(785)	—	—	n/m
Less: accretion of Class B common stock	(90,567)	(73,676)	(9,502)	n/m
Net loss attributable to Class A common stock	(647,307)	(83,390)	(25,459)	n/m
Income attributable to Class B common stock	90,567	73,676	9,502	n/m
Earnings (Loss) per common share, basic and diluted:
Class A common stock	$(108,581)	$(10,626)	$(3,068)	n/m
Class B common stock	$1,148	$1,051	$139	n/m
Weighted average number of shares outstanding:
Class A common stock	5,962	7,848	8,298	n/m
Class B common stock	78,926	70,102	68,567	n/m

The Series A preferred and Class B common stock are only convertible to Class A common stock immediately prior to an initial public offering. The impact of the conversion of Series A preferred and Class B common stock are excluded from diluted earnings per share calculations for all years presented, as this contingent event did not occur by the end of the respective reporting periods. The number of shares of Class A common stock which will be issued upon conversion of the Series A preferred and Class B common stock is dependent upon the initial public offering price of the Class A common stock on the date of conversion as well as the unpaid priority return.

8. Income taxes

The Company's provision (benefit) for income taxes consists of the following (dollars in thousands):

	Year ended December 31, 2008	Year ended December 31, 2007	For the period from November 11, 2006 through December 31, 2006

Current:
Federal	$—	$—	$—
State	400	(571)	—

	400	(571)	—
Deferred:
Federal	(195,035)	(3,860)	(5,605)
State	(11,240)	(322)	(640)

	(206,275)	(4,182)	(6,245)
Change in valuation allowance	206,275	4,182	6,245

Provision (benefit) for income taxes	$400	$(571)	$—

The Company is the taxpaying entity and files a consolidated federal income tax return. Currently, the Company is not under examination by any major taxing jurisdiction to which the Company is subject. The statute of limitation for tax years 2008 and 2007 is open, as well as, the 2006 tax year for both Predecessor and Successor companies for federal and state income taxes. Additionally, tax years 2004 and 2005 remain open for examination by certain state taxing authorities.

Significant components of deferred tax assets and liabilities are as follows:

	December 31
	2008	2007

	(Dollars in thousands)
Deferred tax assets:
Goodwill and intangible assets	$228,482	$39,166
Accrued expenses	11,426	9,924
Deferred revenue	925	814
Inventories	2,146	1,866
Pension obligations	3,572	2,814
Unrealized investment loss	530	—
Operating loss and contribution carryforwards	49,493	33,844
Other	214	134
Valuation allowance	(292,372)	(86,097)

Total deferred tax assets	4,416	2,465
Deferred tax liabilities:
Depreciation	4,029	2,074
Prepaid expenses	387	391

Total deferred tax liabilities	4,416	2,465

Net deferred tax asset	$—	$—

The net current and noncurrent components of deferred taxes included in the consolidated balance sheets are as follows:

	December 31
	2008	2007

	(Dollars in thousands)
Net current deferred tax assets	$14,176	$12,277
Net long-term deferred tax assets	278,196	73,820
Valuation allowance	(292,372)	(86,097)

Net deferred tax assets	$—	$—

At December 31, 2008, the Company has federal net operating loss carryforwards of approximately $131,000,000, which expire between 2026 and 2028, and various state net operating loss carryforwards, which expire between 2016 and 2028.

As a result of ownership changes, Section 382 of the Internal Revenue Code of 1986 as amended and similar state provisions can limit the annual deductions of net operating loss and tax credit carry forwards. Such annual limitations could result in the expiration of net operating loss and tax credit carry forwards before utilization. We have no such limitation as of December 31, 2008. Future ownership changes may result in such a limitation.

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2008 and 2007 and the Successor Period is a follows:

	Year ended December 31, 2008	Year ended December 31, 2007	For the period from November 11, 2006 through December 31, 2006

U.S. statutory rate	35%	35%	35%
State tax	2	(2)	4
Valuation allowance	(37)	(38)	(39)

Effective tax rate	0%	(5)%	0%

At December 31, 2008 and 2007, the Company has no reserves recorded for uncertain tax positions.

The Predecessor Company had elected to be treated as a Subchapter S Corporation and therefore income taxes were paid at the shareholder level. The Predecessor Period included certain corporate level taxes on the sale transaction described in Note 1.

The Predecessor Company generally made quarterly cash distributions to its stockholders for payments of federal and certain state income taxes to be made by the individual stockholders as a result of the Predecessor Company's S Corporation election. The Predecessor Company accrued for such S Corporation distributions based on the Predecessor Company's estimated taxable income for the year multiplied by the highest combined federal and state personal income tax rates. In the event the sum of the Predecessor Company's quarterly cash distributions exceeded the amount of the required annual S Corporation distributions for payments of federal and certain state income taxes, the stockholders had agreed to either apply such excess to reduce future quarterly cash distributions or repay the excess to the Predecessor Company.

As an S Corporation, the Predecessor Company did not have deferred tax assets or liabilities.

9. Benefit plans

Medical and dental plan

The Company has a medical and dental benefit plan covering full-time employees of the Company and their dependents. The plan is a partially self-funded plan under which participant claims are obligations of the plan. The plan is funded through employer and employee contributions at a level sufficient to pay for the benefits provided by the plan. The Company's contributions to the plan were $6.0 million, $7.2 million, $0.8 million, and $5.1 million for the years ended December 31, 2008 and 2007, the Successor Period and the Predecessor Period, respectively. The plan maintains individual stop loss insurance policies on the medical portion of $0.2 million to mitigate losses. Balances for the incurred but not yet reported claims, including reported but unpaid claims at December 31, 2008, and 2007, were $1.0 million and $0.9 million, respectively. The Company estimates claims incurred but not yet reported each month based on its historical experience, and the Company adjusts its accrual to meet the estimated liability.

Savings plan

The Company maintains a defined-contribution 401(k) savings plan for virtually all employees who meet certain eligibility requirements. Under the plan, employees may defer receipt of a portion of their eligible compensation. The Company made no contributions to this plan in 2008, 2007, Successor Period or Predecessor Period and accordingly, no expense has been recognized in the accompanying consolidated statements of operations.

The Company amended the 401(k) savings plans effective January 1, 2009, to add Company matching and non-elective contributions. The Company may contribute a matching contribution of 50% of the first 6% of eligible compensation of employees. No matching contribution shall be made with respect to employee catch-up contributions. The Company may contribute a non-elective contribution for each plan year after 2008. The contribution will apply to eligible employees employed on or before December 31, 2008. The rate of the non-elective contribution is determined based upon years of service as of December 31, 2008, and is fixed. Both Company matching contributions and non-elective contributions are subject to vesting. Forfeitures may be applied against plan expenses.

Pension plans

The Company has noncontributory salaried and hourly pension plans (combined the Pension Plans) covering substantially all of its employees. The benefits under the salaried plan are based upon years of service and the participants' defined final average monthly compensation. The benefits under the hourly plan are based on a unit amount at the date of termination multiplied by the participant's years of credited service. The Company's funding policy for the Pension Plans is to contribute amounts at least equal to the minimum annual amount required by applicable regulations.

The Company elected to freeze the Pension Plans effective December 31, 2008. This resulted in a cessation of all future benefit accruals for both hourly and salary pension plans. A curtailment liability gain of $5,809,000 related to the salary plan was recognized as a reduction to the unrecognized net loss, as the curtailment liability gain was less than the unrecognized net loss prior to the plan amendment and, therefore, did not impact the consolidated statement of operations for the year ended December 31, 2008.

The Company uses a December 31 measurement date for the Pension Plans. Information related to the Pension Plans is as follows (dollars in thousands):

	Year ended December 31
	2008	2007

Accumulated benefit obligation at end of period	$38,030	$32,918

Change in projected benefit obligation
Projected benefit obligation at beginning of period	$38,291	$38,238
Service cost	2,477	2,454
Interest cost	2,452	2,172
Net actuarial loss (gain)	1,602	(3,668)
Curtailment gain	(5,809)	—
Benefits paid	(983)	(905)

Projected benefit obligation at end of period	$38,030	$38,291

Change in plan assets
Fair value of plan assets at beginning of period	$30,813	$28,988
Actual return on plan assets	(8,597)	1,231
Company contributions	2,430	1,499
Benefits paid	(983)	(905)

Fair value of plan assets at end of period	$23,663	$30,813

Funded status: accrued pension liability included in other long-term liabilities	$(14,367)	$(7,478)

Amounts recognized in accumulated other comprehensive income
Net actuarial (loss) gain	$(7,122)	$2,695

The estimated actuarial loss for the Pension Plans that will be amortized from OCI into net periodic benefit cost during 2009 is $0.2 million.

The incremental effect of applying the guidance originally issued in SFAS No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirements (codified in FASB ASC Topic 715—Compensation—Retirement Benefits as of December 31, 2006, on individual line items in the balance sheet was as follows (dollars in thousands):

	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158

Other long-term liabilities	$10,891	$(457)	$10,434
Deferred income tax	—	—	—
Accumulated other comprehensive income	3	457	460

Effective December 31, 2006, the Company adopted the guidance originally issued in SFAS No. 158. SFAS No. 158 requires the recognition of the funded status of defined-benefit and other postretirement benefit plans in the accompanying balance sheets, with changes in the funded status recognized through OCI, net of tax. SFAS No. 158 also requires the measurement of the funded status to be the same as the balance sheet date. The adoption of SFAS No. 158 did not change the amount of net periodic benefit cost included in the Company's consolidated statements of operations.

Additional information related to the Pension Plans is as follows:

		Successor		Predecessor
	Year ended December 31, 2008	Year ended December 31, 2007	Period from November 11, 2006 through December 31, 2006	Period from January 1, 2006 through November 10, 2006

	(Dollars in thousands)
Components of net periodic pension expense:
Service cost	$2,477	$2,454	$400	$2,170
Interest cost	2,452	2,172	352	1,732
Expected return on plan assets	(2,733)	(2,661)	(424)	(1,964)
Amortization of net loss	—	—	—	460
Amortization of prior service cost	—	—	—	119

Net periodic pension expense	$2,196	$1,965	$328	$2,517

Weighted-average assumptions used to determine benefit obligation are as follows:

	December 31
	2008	2007

Discount rate	6.28%	6.48%
Rate of compensation increase	(1)	4.25%

(1)   No compensation increase was assumed, as the plans were frozen effective December 31, 2008.

Weighted-average assumptions used to determine net periodic pension expense are as follows:

		Successor		Predecessor
	Year ended December 31, 2008	Year ended December 31, 2007	Period from November 11, 2006 through December 31, 2006	Period from January 1, 2006 through November 10, 2006

Discount rate	6.48%	5.75%	5.75%	5.75%
Expected long-term rate of return on plan assets	9.00	9.25	9.25	9.25
Rate of compensation increase	4.25	4.25	4.25	4.25

To determine the long-term rate of return assumption for plan assets, the Company studies historical markets and preserves the long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. The Company evaluates current market factors such as inflation and interest rates before it determines long-term capital market assumptions and reviews peer data and historical returns to check for reasonableness and appropriateness.

The Pension Plan's weighted-average asset allocation at December 31, 2008 and 2007, by asset category, is as follows:

	2008	2007

Equity securities	48.0%	55.0%
Debt securities	36.0	37.0
Real estate	9.0	8.0
Other	7.0	—

	100.0%	100.0%

The Company's target allocation for equity securities and real estate is generally between 55%–65%, with the remainder allocated primarily to bonds. The Company regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate.

The Company expects to contribute $850,000 to the Pension Plans in 2009.

The following benefit payments are expected to be paid from the Pension Plans (dollars in thousands):

Year

2009	$1,086
2010	1,230
2011	1,370
2012	1,490
2013	1,778
Years 2014 - 2018	11,798

Effective January 1, 1999, the Predecessor Company established the Equity Appreciation Share Plan (the "Plan") for select individuals to promote the long-term success of the Predecessor. The Plan allowed for certain individuals to share in non-tax related distributions and/or redemption of equity appreciation upon termination or a change in control. Grants under the Plan vested according to a graduated vesting schedule over an eight-year period. Each agreement also contained provisions providing for immediate vesting upon the participant's death or disability or in the event of a change in control during the participant's employment. The Equity Appreciation Share Plan provided for plan participants to receive a calculated amount which was derived based on the increase in book value of the Predecessor's equity. At January 1, 2006, the Predecessor had a liability accrued of $1,650,000 related to the Plan. Prior to the CCMP change in control transaction, the amount charged to net earnings, which represents amortization of the book value at the issuance date for newly granted shares and the estimated change in book value of existing shares, was approximately $1,377,000 for the Predecessor Period ended November 10, 2006, and was recorded in the consolidated statements of operations.

As a result of the CCMP change in control transaction, which triggered immediate vesting, the Predecessor Company expensed $149,348,000 in the consolidated statements of operations for the increase in the book value, and paid $152,375,000 to Plan participants during the

Predecessor Period ended November 10, 2006. This Plan was terminated following the CCMP change of control transaction.

10. Commitments and contingencies

The Company leases certain computer equipment and warehouse space under operating leases with initial lease terms ranging up to three years.

The approximate aggregate minimum rental commitments at December 31, 2008, are as follows (dollars in thousands):

Year	Amount

2009	$297
2010	173
2011	32

Total	$502

Total rent expense for the years ended December 31, 2008 and 2007, the Successor Period and the Predecessor Period which includes short-term data processing equipment rentals, was approximately $415,000, $633,000, $191,000, and $1,258,000, respectively.

The Company has an arrangement with a finance company to provide floor plan financing for selected dealers. The Company receives payment from the finance company within a few days of shipment of product to the dealer. The Company participates in the cost of dealer financing up to certain limits. The Company has agreed to repurchase products repossessed by the finance company. The Company's financial exposure when repurchasing product is limited to the difference between the outstanding balance due and the amount received on the resale of the repossessed product. In the event of default, the Company is liable for up to 50% of the financed balance. The amount financed by dealers which remained outstanding under this arrangement at December 31, 2008 and 2007 was approximately $7,547,000 and $6,811,000, respectively.

Minimal losses have been incurred under this agreement, and a minimal reserve accrual for future losses has been recorded. However, an adverse change in dealer retail sales could cause this situation to change and thereby require the Company to repurchase repossessed units.

In the normal course of business, the Company is named as a defendant in various lawsuits in which claims are asserted against the Company. In the opinion of management, the liabilities, if any, which may result from such lawsuits are not expected to have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

11. Related-party transactions

The Company has entered into an agreement to pay CCMP Capital Advisors, LLC and affiliates of Unitas Capital Ltd. an annual advisory fee of $500,000. The Company expensed $500,000 in advisory fees for 2008 and 2007, and $70,000 in the Successor Period.

The Company also paid CCMP Capital Advisors, LLC and affiliates of Unitas Capital Ltd. a transaction fee of $30,000,000 related to the November 10, 2006, merger transaction. This fee was a direct transaction cost and, therefore, was included as part of the purchase price.

During the Predecessor Period, the Predecessor Company leased a facility from the then majority stockholder. The lease provided for annual rentals of approximately $76,000 through November 2007. This lease was terminated prior to the acquisition on November 10, 2006. There was no lease termination penalty incurred.

12. Quarterly financial information (unaudited)

Unaudited quarterly financial information for the years ended December 31, 2008 and 2007, respectively (in thousands, except per share data):

	Quarters ended 2008
	Q1	Q2	Q3	Q4

Net sales	$112,367	$124,183	$165,054	$172,625
Gross profit	42,488	45,555	55,825	58,162
Operating income (loss)	11,327	14,154	22,531	(560,313)
Net loss	(11,417)	(15,628)	(13,144)	(515,766)
Less: accretion of Series A preferred stock	—	—	—	(785)
Less: accretion of Class B common stock	(21,681)	(22,381)	(22,965)	(23,539)
Net loss attributable to Class A common stock	(33,098)	(38,009)	(36,109)	(540,090)
Income attributable to Class B common stock	21,681	22,381	22,965	23,539
Net (loss) income per common share, basic and diluted:
Class A common stock	$(5,281)	$(6,217)	$(6,231)	$(94,037)
Class B common stock	$276	$283	$290	$298

	Quarters ended 2007
	Q1	Q2	Q3	Q4

Net sales	$139,506	$135,204	$144,111	$136,884
Gross profit	51,778	53,095	60,571	56,833
Operating income	22,390	22,230	29,751	20,465
Net (loss) income	(7,507)	(8,859)	(2,398)	9,050
Less: accretion of Class B common stock	(17,394)	(17,850)	(18,401)	(20,031)
Net loss attributable to Class A common stock	(24,901)	(26,709)	(20,799)	(10,981)
Income attributable to Class B common stock	17,394	17,850	18,401	20,031
Net (loss) income per common share, basic and diluted:
Class A common stock	$(3,177)	$(3,249)	$(2,530)	$(1,575)
Class B common stock	$253	$260	$266	$271

13. Valuation and qualifying accounts

For the fiscal years ended December 31, 2008 and 2007, Successor Period and Predecessor Period (dollars in thousands):

	Balance at beginning of period	Reserves assumed in acquisition	Additions charged to earnings	Charges to reserve, net	Balance at end of year

Year ended December 31, 2008
Allowance for doubtful accounts	$808	$—	$394	$(182)	$1,020
Allowance for doubtful notes	850	—	115	—	965
Reserves for inventory valuation	3,656	—	1,689	(437)	4,908
Valuation of deferred tax assets	86,097	—	206,275	—	292,372
Year ended December 31, 2007
Allowance for doubtful accounts	$726	$—	$108	$(26)	$808
Allowance for doubtful notes	—	—	850	—	850
Reserves for inventory valuation	3,117	—	1,145	(606)	3,656
Valuation of deferred tax assets	81,915	—	4,182	—	86,097
Successor Period
Allowance for doubtful accounts	$—	$755	$(41)	$12	$726
Reserves for inventory valuation	—	3,314	240	(437)	3,117
Valuation of deferred tax assets	—	—	81,915	—	81,915
Predecessor Period
Allowance for doubtful accounts	$1,076	$—	$(281)	$(40)	$755
Reserves for inventory valuation	2,794	—	1,752	(1,232)	3,314

14. Subsequent events

Subsequent to December 31, 2008, CCMP acquired $9,898,000 par value of First Lien term loans and $20,000,000 par value of Second Lien term loans for approximately $14,755,000. CCMP exchanged this debt for 1,475.4596 additional shares of Series A Preferred stock issued by the Company. The Company has effected the extinguishment of this debt by holding it in treasury.

Subsequent to December 31, 2008, the Company issued 2,000 shares of Series A Preferred Stock for an aggregate purchase price of $20,000,000 in cash. Additionally, in accordance with the preemptive rights provisions of the Shareholders' Agreement, CCMP sold shares of Series A Preferred Stock it had purchased previously to various investment funds affiliated with CCMP and certain members of management at the same price.

These subsequent Series A preferred stock transactions result in 11,310.8845 shares of outstanding Series A preferred stock.

On October 16, 2009, the board of directors approved the name change of the Company from GPS CCMP Acquisition Corp to Generac Holdings Inc.

The Company evaluated subsequent events through October 20, 2009.

Unaudited condensed consolidated financial statements

Generac Holdings Inc.
Consolidated balance sheets
(Dollars in thousands, except share and per share data)

	September 30, 2009	December 31, 2008

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$134,119	$81,229
Accounts receivable, less allowance for doubtful accounts of $981 at September 30, 2009 and $1,020 at December 31, 2008	59,924	66,107
Notes receivable, less allowance of $965 at September 30, 2009 and December 31, 2008	29	134
Inventories	143,691	123,980
Prepaid expenses and other assets	2,306	3,547

Total current assets	340,069	274,997
Property and equipment:
Land and improvements	3,913	3,913
Buildings and improvements	48,438	48,148
Machinery and equipment	25,251	24,010
Dies and tools	9,541	9,077
Vehicles	857	984
Office equipment	5,551	4,542
Construction-in-progress	—	139

	93,551	90,813
Less accumulated depreciation	19,885	14,139

Property and equipment, net	73,666	76,674
Customer lists, net	144,360	173,104
Patents, net	94,724	100,574
Other intangible assets, net	8,132	9,142
Deferred financing costs, net	13,924	16,885
Trade names	145,506	148,765
Goodwill	525,875	525,875
Other assets	70	198

Total assets	$1,346,326	$1,326,214

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$63,946	$54,525
Accrued wages and employee benefits	5,050	5,064
Other accrued liabilities	57,376	58,892
Current portion of long-term debt	7,125	9,500

Total current liabilities	133,497	127,981
Long-term debt	1,084,414	1,121,437
Other long-term liabilities	17,834	43,539

Total liabilities	1,235,745	1,292,957
Class B convertible voting common stock, par value $0.01, 110,000 shares authorized, 79,114 shares issued at September 30, 2009 and December 31, 2008, respectively	765,096	765,096
Series A convertible non-voting preferred stock, par value $0.01, 20,000 shares authorized, 11,311 and 7,835 shares issued at September 30, 2009 and December 31, 2008, respectively	113,109	78,355
Stockholders' equity (deficit):
Class A non-voting common stock, par value $0.01, 31,200 shares authorized, 5,717 shares issued at September 30, 2009 and December 31, 2008, respectively	—	—
Additional paid-in capital	2,384	2,356
Excess purchase price over predecessor basis	(202,116)	(202,116)
Accumulated deficit	(557,251)	(581,626)
Accumulated other comprehensive loss	(10,483)	(28,650)
Stockholder notes receivable	(158)	(158)

Total stockholders' equity (deficit)	(767,624)	(810,194)

Total liabilities and stockholders' equity (deficit)	$1,346,326	$1,326,214

See notes to consolidated financial statements.

Generac Holdings Inc.
Consolidated statements of operations
(Dollars in thousands, except share and per share data)

	Nine Months Ended September 30,
	2009	2008

	(Unaudited)	(Unaudited)
Net sales	$434,284	$401,605
Costs of goods sold	262,078	257,736

Gross profit	172,206	143,869
Operating expenses:
Selling and service	44,863	41,068
Research and development	7,752	7,477
General and administrative	11,538	11,708
Amortization of intangibles	38,863	35,604

Total operating expenses	103,016	95,857

Income from operations	69,190	48,012
Other (expense) income:
Interest expense	(60,384)	(81,466)
Gain on extinguishment of debt	14,745	5,311
Investment income	2,089	1,578
Other, net	(941)	(856)

Total other expense, net	(44,491)	(75,433)
Income (loss) before provision for income taxes	24,699	(27,421)
Provision for income taxes	324	12,769

Net income (loss)	24,375	(40,190)
Preferential distribution to:
Series A preferred stockholders	(9,821)	—
Class B common stockholders	(74,208)	(67,027)

Net loss attributable to Class A common stockholders	$(59,654)	$(107,217)

Net (loss) income per common share, basic and diluted
Class A common stock	$(10,434)	$(17,766)

Class B common stock	$938	$850

Weighted average common shares outstanding
Class A common stock	5,717	6,035

Class B common stock	79,114	78,856

See notes to consolidated financial statements.

Generac Holdings Inc.
Consolidated statements of redeemable stock and stockholders' equity (deficit)
(Dollars in thousands, except share data)

	Redeemable
	Series A preferred stock		Class B common stock				Class A common stock		Class B common stock			Excess purchase price over predecessor basis
					Preferred stock						Additional paid-in capital		Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Stockholder notes receivable	Total stockholders' equity (deficit)
																	Comprehensive income (loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2007	—	—	76,737	747,070	—	—	6,272	—	—	—	2,505	(202,116)	(25,671)	(15,813)	(195)	(241,290)
Unrealized loss on interest rate swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,715)	—	(5,715)	$(5,715)
Repayment of stockholder notes receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	37	37	—
Contribution of capital related to debt extinguishment	6,285	62,855	2,400	18,249	—	—	—	—	—	—	—	—	—	—	—	—	—
Contribution of capital	1,550	15,500	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of shares from management	—	—	(23)	(223)	—	—	(555)	—	—	—	(189)	—	—	—	—	(189)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(555,955)	—	—	(555,955)	(555,955)
Amortization of restricted stock expense	—	—	—	—	—	—	—	—	—	—	40	—	—	—	—	40	—
Pension liability adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,122)	—	(7,122)	(7,122)

																	$(568,792)

Balance at December 31, 2008	7,835	$78,355	79,114	$765,096	—	$—	5,717	$—	—	$—	$2,356	$(202,116)	$(581,626)	$(28,650)	$ (158)	$(810,194)

Amortization of unrealized loss on interest rate swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	18,167	—	18,167	$18,167
Contribution of capital related to debt extinguishment	1,476	14,754	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from shares issued to management and directors	50	497	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from shares issued to shareholders	1,950	19,503	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	24,375	—	—	24,375	24,375
Amortization of restricted stock expense	—	—	—	—	—	—	—	—	—	—	28	—	—	—	—	28	—

																	$ 42,542

Balance at September 30, 2009 (unaudited)	11,311	$113,109	79,114	$765,096	—	$—	5,717	$—	—	$—	$2,384	$(202,116)	$(557,251)	$(10,483)	$ (158)	$(767,624)

See notes to consolidated financial statements.

Generac Holdings Inc.
Consolidated statements of cash flows
(Dollars in thousands)

	Nine months ended September 30,
	2009	2008

	(Unaudited)	(Unaudited)
Operating activities
Net income (loss)	$24,375	$(40,190)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	5,818	5,286
Amortization	38,863	35,604
Gain on extinguishment of debt	(14,745)	(5,311)
Amortization of deferred finance costs	2,562	2,927
Amortization of unrealized loss on interest rate swaps	18,167	—
Provision for losses on accounts receivable	89	244
Loss on disposal of property and equipment	36	189
Stock-based compensation expense— restricted stock	28	30
Net changes in operating assets and liabilities:
Accounts receivable	6,094	(35,187)
Inventories	(19,711)	(11,018)
Other assets	1,369	721
Accounts payable	9,421	17,821
Accrued wages and employee benefits	(14)	(1,658)
Other accrued liabilities	(27,221)	11,697

Net cash provided by (used in) operating activities	45,131	(18,845)
Investing activities
Proceeds from sale of property and equipment	56	82
Expenditures for property and equipment	(2,902)	(3,877)
Collections on receivable notes	105	37

Net cash used in investing activities	(2,741)	(3,758)
Financing activities
Payment of long-term debt	(9,500)	(10,396)
Stockholders' contributions of capital— Series A preferred stock	20,000	—
Repurchase of shares from management— Class B common stock	—	(223)
Repurchase of shares from management— Class A common stock	—	(124)

Net cash provided by (used in) financing activities	10,500	(10,743)

Net increase (decrease) in cash and cash equivalents	52,890	(33,346)
Cash and cash equivalents at beginning of period	81,229	71,314

Cash and cash equivalents at end of period	$134,119	$37,968

See notes to consolidated financial statements

Generac Holdings Inc.
Notes to condensed consolidated financial statements

1. Basis of presentation

Description of business

Effective October 19, 2009, GPS CCMP Acquisition Corp. changed its name to Generac Holdings Inc.

Generac Holdings Inc. (the Company) owns all of the common stock of Generac Acquisition Corp., which in turn, owns all of the common stock of Generac Power Systems, Inc. (the Subsidiary). The Company designs, manufactures, and markets a complete line of automatic standby generators for residential, light-commercial, and industrial usage, as well as portable generators and air-cooled engines, for domestic and international markets.

The Company is a Delaware corporation, the outstanding common stock of which is owned by affiliates of CCMP Capital Advisors, LLC (collectively, CCMP), affiliates of Unitas Capital Ltd., and certain members of management of the Subsidiary and board of directors of the Company.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation.

The consolidated balance sheet as of September 30, 2009 and the consolidated statements of operations and cash flows for the nine months ended September 30, 2009 and 2008 have been prepared by the Company and have not been audited. In the opinion of management, all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of the financial position, results of operation and cash flows, have been made.

Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the year ended December 31, 2008.

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Demand for our products is significantly affected by unpredictable major power-outage events that can lead to substantial variations in, and uncertainties regarding, our financial results from period to period. This can result in different seasonality trends from year to year. As a result, the results of the consolidated statement of operations for nine months ended September 30, 2009 are not necessarily indicative of the operating results for the full fiscal year.

During the fourth quarter of 2008, the Company committed to a re-branding strategy, whereby a certain trade name will be phased out over time. At that time, the Company recognized an impairment and recharacterized this trade name from an indefinite lived intangible asset to a finite lived intangible asset with an estimated remaining useful life of two years. For the nine month period ended September 30, 2009, the Company recorded $3,259,000 in amortization expense related to this trade name. This increased basic loss per share to Class A common stock by $570 per share.

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (AOCI) includes unrealized gains (losses) on certain cash flow hedges and the pension liability. The components of AOCI at September 30, 2009 and December 31, 2008 were (dollars in thousands):

	September 30, 2009	December 31, 2008

Pension liability	$(4,427)	$(4,427)
Unrealized losses on cash flow hedges	(6,056)	(24,223)

Accumulated other comprehensive loss	$(10,483)	$(28,650)

2. Derivative instruments and hedging activities

The Company accounts for its derivative contracts in accordance with ASC 815, Derivatives and Hedging, which requires all derivative instruments be reported on the consolidated balance sheets at fair value and establishes criteria for designation and effectiveness of hedging relationships. The Company is exposed to market risk such as changes in commodity prices, foreign currencies, and interest rates. The Company does not hold or issue derivative financial instruments for trading purposes.

Commodities

The primary objectives of the commodity risk management activities are to understand and mitigate the impact of potential price fluctuations on the Company's financial results and its economic well-being. While the Company's risk management objectives and strategies will be driven from an economic perspective, the Company attempts, where possible and practical, to ensure that the hedging strategies it engages in can be treated as "hedges" from an accounting perspective or otherwise result in accounting treatment where the earnings effect of the hedging instrument provides substantial offset (in the same period) to the earnings effect of the hedged item. Generally, these risk management transactions will involve the use of commodity derivatives to protect against exposure resulting from significant price fluctuations.

The Company primarily utilizes commodity contracts with maturities of less than 12 months. These are intended to offset the effect of price fluctuations on actual inventory purchases. At September 30, 2009 and September 30, 2008 there were no outstanding commodity contracts. Total gains recognized in the consolidated statements of operations on commodity contracts were $137,000 and $722,000 for the nine month periods ended September 30, 2009 and 2008, respectively.

Foreign currencies

The Company is exposed to foreign currency exchange risk as a result of transactions in other currencies. The Company utilizes foreign currency forward purchase and sales contracts to manage the volatility associated with foreign currency purchases in the normal course of business. Contracts typically have maturities of one year or less. There were no outstanding foreign currency hedge contracts outstanding as of September 30, 2009 or December 31, 2008. There were no gains or losses recorded in the consolidated statement of operations for the nine month periods ended September 30, 2009 and 2008.

Interest rates

The Company previously entered into various interest rate swap agreements (the Swaps) with certain banks. The Swaps, which were effective January 2, 2007, October 3, 2007, and January 3, 2008, have notional amounts totaling $825,000,000, $100,000,000, and $275,000,000, respectively. The total notional amount of $1,200,000,000 declined to $675,000,000 at January 3, 2009, and terminate January 4, 2010.

Effective January 3, 2009, the Company, within the terms of the Credit Agreements, changed the interest rate election from three-month LIBOR to one-month LIBOR. The Company has concluded that as of January 3, 2009, the Swaps no longer meet hedge effectiveness criteria and are therefore, no longer highly effective as a hedge against the impact on interest payments of changes in the LIBOR interest rate. The effective portion of the Swaps prior to the change will remain in AOCI and will be amortized as interest expense over the period of the originally designated hedged transactions. Future changes in the fair value of the Swaps are immediately recognized in the consolidated statement of operations as interest expense. For the nine month period ended September 30, 2009, the Company recognized in earnings $18,167,000 of unrealized losses that were previously recorded in AOCI when the swaps were deemed highly effective. The Company recorded in earnings a gain of $10,196,000 related to the change in fair value in the Swaps, as the Swaps are deemed fully ineffective, for the nine months ended September 30, 2009.

Upon entering into those hedge arrangements, the Company formally documented all relationships between interest rate hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. During 2008, the Company's interest rate swap agreements qualified as cash flow hedges. For derivatives that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the derivatives' change in fair value, if any, is immediately recognized in earnings. The Company assesses on an ongoing basis whether derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The impact of hedge ineffectiveness on earnings was not material for the nine month period ended September 30, 2008.

The following table presents, in thousands, the fair value of the Company's derivatives:

	September 30, 2009	December 31, 2008

Derivatives designated as hedging instruments:
Interest rate swaps	—	$24,223

	—	24,223
Derivatives not designated as hedging instruments:
Commodity contracts	—	1,425
Interest rate swaps	14,026	—

Total derivatives	$14,026	$25,648

As of September 30, 2009, all derivatives that are not designated as hedging instruments are included in other current liabilities in the consolidated balance sheet. There were no derivatives that were designated as hedging instruments at September 30, 2009.

All derivatives designated as hedging instruments are included in other long-term liabilities in the consolidated balance sheet at December 31, 2008.

The fair value of the derivative contracts of $14,026,000 and $25,648,000 considers the Company's credit risk as of September 30, 2009 and December 31, 2008, respectively. Excluding the impact of credit risk, the fair value of the derivatives at September 30, 2009 and December 31, 2008 was $15,959,000 and $29,000,000, respectively, and this represents the amount the Company would need to pay to exit the agreements on those dates.

Cash flow hedges are recorded at fair value with a corresponding entry, net of taxes, recorded in earnings. At September 30, 2009, the notional amount of debt under interest rate swap agreements outstanding was $675.0 million.

The following presents the impact of interest rate swaps and commodity contracts on the consolidated statement of operations for the nine months ended September 30, 2009 and 2008 (dollars in thousands):

						Amount of gain (loss) recognized in net income (loss) on hedges (ineffective portion) for the nine months ended September 30,
				Amount of gain (loss) reclassified from AOCI into net income (loss) for the nine months ended September 30,
	Amount of gain (loss) recognized in AOCI For the nine months ended September 30,
			Location of gain (loss) reclassified from AOCI into net income (loss)
	2009	2008		2009	2008	2009	2008

Derivatives designated as hedging instruments
Interest rate swaps	$—	$(2,267)	Interest expense	$(18,167)	$—	$—	$—
Derivatives not designated as hedging instruments
Commodity contracts	$—	$—	Cost of goods sold	$—	$—	$137	$722
Interest rate swaps	$—	$—	Interest expense	$—	$—	$10,196	$—

During the nine months ended September 30, 2009, the impact of derivative instruments on the consolidated statement of operations for the interest rate swap agreements not designated as hedging instruments was a gain of $10,196,000. There was no impact of derivative instruments on the consolidated statement of operations for the comparable period last year. During the nine months ended September 30, 2009 and 2008, the impact of derivative instruments on the consolidated statement of operations for the commodity contracts not designated as hedging instruments was a gain of $137,000 and $722,000, respectively.

3. Fair value measurements

ASC 820-10 Fair Value Measurements and Disclosures (formerly SFAS No. 157, Fair Value Measurements) among other things, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring basis or nonrecurring basis. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the pronouncement establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on the market approach, which is prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Liabilities measured at fair value on a recurring basis are as follows (dollars in thousands):

		Fair value measurement using
	Total September 30, 2009	Quoted prices in active markets for identical contracts (Level 1)	Significant other observable inputs (Level 2)

Net derivative contracts	$14,026	$—	$14,026

The fair value of derivative contracts above consider the Company's credit risk in accordance with ASC 820-10. Excluding the impact of credit risk, the fair value of derivatives at September 30, 2009, was $15,959,000 and this represents the amount the Company would need to pay to exit the agreements on this date.

4. Balance sheet details

Inventories consist of the following (dollars in thousands):

	September 30, 2009	December 31, 2008

Raw material	$82,443	$104,310
Work-in-process	515	1,217
Finished goods	65,075	23,361
Reserves for excess and obsolescence	(4,342)	(4,908)

	$143,691	$123,980

Other accrued liabilities consist of the following (dollars in thousands):

	September 30, 2009	December 31, 2008

Accrued commissions	$4,978	$6,444
Accrued interest	10,564	25,228
Accrued warranties—short term	16,045	14,015
Derivative contract obligations	14,026	—
Other accrued liabilities	11,763	13,205

	$57,376	$58,892

5. Product warranty obligations

The Company records a liability for product warranty obligations at the time of sale to a customer based upon historical warranty experience. The Company also records a liability for specific warranty matters when they become known and are reasonably estimatable. The Company's product warranty obligations are included in other accrued liabilities and other long-term liabilities in the consolidated balance sheets.

Changes in the product warranty obligations are as follows (dollars in thousands):

	Nine months ended
	September 30, 2009	September 30, 2008

Balance at beginning of period	$17,539	$14,807
Payments	(10,701)	(11,580)
Charged to operations	12,731	11,447

Balance at end of period	$19,569	$14,674

The product warranty obligations are included in the consolidated balance sheets as follows (dollars in thousands):

	September 30, 2009	December 31, 2008

Other accrued liabilities	$16,045	$14,015
Other long-term liabilities	3,524	3,524

	$19,569	$17,539

6. Credit agreements

Long-term debt consists of the following (dollars in thousands):

	September 30, 2009	December 31, 2008

First lien term loan	$920,604	$930,104
Second lien term loan	430,000	430,000

	1,350,604	1,360,104
Less treasury debt—first lien	9,898	—
Less treasury debt—second lien	249,167	229,167
Less current portion	7,125	9,500

	$1,084,414	$1,121,437

At September 30, 2009, the Company had credit agreements which provided for borrowings under a revolving credit facility and two term loans (collectively, the Credit Agreements). The Credit Agreements require the Company, among other things, to meet certain financial and nonfinancial covenants and maintain financial ratios in such amounts and for such periods as set forth therein. The Company is required to maintain a leverage ratio (EBITDA divided by net debt, as defined within the Credit Agreements) of 7.25 as of September 30, 2009. The leverage ratio decreases quarterly, and for the remainder of 2009, the Company will be required to maintain a leverage ratio of 6.75 for the fourth quarter. The Company was in compliance with all requirements as of September 30, 2009.

The Credit Agreements restrict the circumstances in which distributions and dividends can be paid by the Subsidiary. Payments can be made to the Company for certain expenses, and dividends can be used to repurchase equity interests, subject to an annual limitation. Additionally, the Credit Agreements restrict the aggregate amount of dividends and distributions that can be paid and require the maintenance of certain leverage ratios.

During the nine months ended September 30, 2009, CCMP acquired $9,898,000 par value of First Lien term loans and $20,000,000 par value of Second Lien term loans for approximately $14,754,000. CCMP exchanged this debt for 1,475.4596 shares of Series A Preferred stock. The Company subsequently contributed this debt to its Subsidiary, except for $2,000,000 par value of Second Lien term loans which are still held by the Company. The fair value of the shares exchanged was $14,754,000. These shares have beneficial conversion features which are contingent upon a future event. The Company recorded this transaction as Series A Preferred Stock of $14,754,000 based on the fair value of the debt contributed by CCMP which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, the Company recorded a gain on extinguishment of debt of $14,745,000, which includes the write-off of deferred financing costs and other closing costs in the consolidated statement of operations for the nine months ended September 30, 2009.

During the nine months ended September 30, 2008, CCMP acquired $24,000,000 par value of Second Lien term loans for approximately $18,249,000. CCMP exchanged this debt for 2,400 shares of Class B Common stock. The Company subsequently contributed this debt to its Subsidiary. The fair value of the shares exchanged was $18,249,000. These shares have beneficial conversion features which are contingent upon a future event. The Company recorded this transaction as Class B Common Stock of $18,249,000 based on the fair value of the debt contributed by CCMP which approximated the fair value of shares exchanged. The debt is now held in treasury at face value. Consequently, the Company recorded a gain on extinguishment of debt of $5,311,000, which includes the write-off of deferred financing costs and other closing costs, in the consolidated statement of operations for the nine months ended September 30, 2008.

As of September 30, 2009, the fair value of long-term debt was approximately $939,051,000 as calculated based on current quotations.

7. Earnings per share

The Company has one class of preferred stock (Series A) and two classes of common stock (Class B stock and Class A stock). Each Series A Preferred share is entitled to a priority return preference equal to the sum of $10,000 per share base amount plus an amount sufficient to generate a 14% return on that base amount compounded quarterly from the date of the transaction in which the Series A Preferred shares were originally issued until the priority return preference is paid in full. Each Series A Preferred share also participates in any equity appreciation beyond the Series A Preferred priority return equal to 24.3% of remaining proceeds (Series A Equity Participation). Class B Common shares participate in the equity appreciation after the Series A preferred priority return is satisfied. Each Class B share is entitled to a priority return preference equal to the sum of $10,000 per share base amount plus an amount sufficient to generate a 10% return on that base amount compounded quarterly from the date of the transaction in which the Class B shares were originally issued until the priority return preference is paid in full. Each Class B share also participates in any equity appreciation beyond the priority return. Class A shares participate in the equity appreciation after the Class B priority return is satisfied.

The Class B stock is considered a participating stock security requiring use of the "two-class" method for the computation of basic net income (loss) per share in accordance with ASC 260 Earnings Per Share. Losses are not allocated to the Class B stock in the computation of basic earnings per share as the Class B stock is not obligated to share in losses.

Basic earnings per share excludes the effect of common stock equivalents and is computed using the "two-class" computation method, which divides earnings attributable to the Class B preference from total earnings. Any remaining loss is attributed to the Class A shares.

Dollars in thousands, except per share data:

	Nine months ended
	September 30, 2009	September 30, 2008

Net income (loss)	$24,375	$(40,190)
Less: accretion of Series A preferred stock	(9,821)	—
Less: accretion of Class B common stock	(74,208)	(67,027)
Net loss attributable to Class A common stock	(59,654)	(107,217)
Income attributable to Class B common stock	74,208	67,027
Earnings (loss) per common share, basic:
Class A common stock	$(10,434)	$(17,766)
Class B common stock	$938	$850
Weighted average number of shares outstanding:
Class A common stock	5,717	6,035
Class B common stock	79,114	78,856

The Series A preferred and Class B common stock are only convertible to Class A common stock immediately prior to an initial public offering. The impact of the conversion of Series A preferred and Class B common stock are excluded from diluted earnings per share calculations for the nine month periods ended September 30, 2009 and 2008, as this contingent event did not occur by the end of the respective reporting periods.

The number of shares of Class A common stock which will be issued upon conversion of the Series A preferred and Class B common stock is dependent upon the initial public offering price of the Class A common stock on the date of conversion as well as the unpaid priority return.

8. Income taxes

The Company is a C Corporation and, therefore, accounts for income taxes pursuant to the liability method. Accordingly, the current or deferred tax consequences of a transaction are measured by applying the provision of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred income taxes are provided for temporary differences between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Due to historical taxable losses, the Company provides reserves against its U.S. deferred tax assets.

For the nine month period ended September 30, 2009, the Company recorded tax expense of $324,000 related to state income taxes.

During the nine month period ended September 30, 2008, the Company's tax basis in goodwill was lower than its book basis. As such, a deferred tax liability was recognized in the consolidated balance sheet. These deferred tax liabilities were considered to have an indefinite life and therefore were ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets. This resulted in a tax expense of $12,769,000 recorded in the consolidated statement of operations for the nine months ended September 30, 2008. The recognition of an impairment related to goodwill and indefinite-lived intangibles in the fourth quarter of 2008 resulted in a deferred tax asset and tax benefit in the fourth quarter of 2008.

At September 30, 2009, the Company has estimated federal net operating loss carryforwards of approximately $163,600,000, which expire between 2026 and 2028, and various state net operating loss carryforwards, which expire between 2016 and 2028.

9. Benefit plans

The components of net periodic benefit cost for the Company's pension plans were as follows (dollars in thousands):

	Nine months ended
	September 30, 2009	September 30, 2008

Components of net periodic benefit cost:
Service cost	$—	$1,858
Interest cost	1,754	1,839
Expected return on plan assets	(1,353)	(2,049)
Amortization of:
Unrecognized net loss	180	—

	$581	$1,648

10. Commitments and contingencies

The Company has an arrangement with a finance company to provide floor plan financing for selected dealers. The Company receives payment from the finance company within a few days of shipment of product to the dealer. The Company participates in the cost of dealer financing up to certain limits. The Company has agreed to repurchase products repossessed by the finance company. The Company's financial exposure when repurchasing product is limited to the difference between the outstanding balance due and the amount received on the resale of the repossessed product. In the event of default, the Company is liable for up to 50% of the financed balance. The amount financed by dealers which remained outstanding under this arrangement at September 30, 2009 and December 31, 2008 was approximately $1,250,000 and $7,547,000, respectively.

Effective February 27, 2009 the arrangement between the Company and the finance company was terminated. Minimal losses have been incurred under this agreement, and a minimal reserve for future losses has been recorded.

Effective May 29, 2009 the Company entered into an arrangement with a different finance company. This arrangement is similar to the previous arrangement, however, the Company does not indemnify the finance company for any credit losses they incur. The amount financed by dealers which remained outstanding under this new arrangement at September 30, 2009 was approximately $5,618,000.

11. Redeemable stock and stockholders' equity (deficit)

On July 17, 2009, affiliates of CCMP acquired $2,000,000 par value of second lien term loans for approximately $765,000. CCMP's affiliates exchanged this debt for 76.5447 additional shares of Series A Preferred Stock.

On September 2, 2009, in accordance with the preemptive rights provisions of the Shareholders' Agreement with respect to prior issuances of Series A Preferred Stock to affiliates of CCMP, the Company issued 2,000 shares of Series A preferred stock for an aggregate purchase price of $20,000,000 in cash to an entity affiliated with CCMP and certain members of management and the board of directors, and affiliates of CCMP sold shares of Series A preferred stock they had purchased previously to an entity affiliated with CCMP at the same price per share.

These Series A preferred stock transactions result in 11,310.8845 shares of outstanding Series A preferred stock.

12. Subsequent events

Subsequent to September 30, 2009, the stockholders of the Company increased the total number of shares of all classes of stock that the Company has authority to issue to 500,140,000, which included an increase of Class A non-voting common stock to 500,000,000 shares.

The Company has evaluated subsequent events through December 16, 2009.

                      shares

Generac Holdings Inc.

Common stock

Prospectus

J.P. Morgan	Goldman, Sachs & Co.

                                                 , 2010

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until 25 days after the date of this prospectus, all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The expenses, other than underwriting commissions, expected to be incurred by Generac Holdings Inc. (the "Registrant") in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee		$16,740
Financial Industry Regulatory Authority, Inc. Filing Fee		30,500
NYSE Listing Fee		*
Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*      To be provided by amendment.

Item 14.   Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

The Registrant's Bylaws authorize the indemnification of our officers and directors, consistent with Section 145 of the Delaware General Corporation Law, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant's directors and officers by the underwriters against certain liabilities.

Item 15.    Recent sales of unregistered securities.

In November 2006, we sold an aggregate of 9,716.7382 shares of our Class B Voting Common Stock for $10,000 per share to certain members of our management and certain of our employees as part of the CCMP Transactions, and we sold an aggregate of 58,850 shares of our Class B Voting Common Stock for $10,000 per share to certain CCMP affiliates, together with affiliates of Unitas Capital Ltd.

In November 2006, we sold an aggregate of 8,298.1332 shares of our Class A Nonvoting Common Stock to certain members of management or employees at $341.36 per share. In March 2007, we sold an aggregate of 233.7502 shares of our Class A Nonvoting Common Stock to certain members of management and employees at $341.36 per share.

In February 2007, we sold 145 shares of our Class B Voting Common Stock to three individuals in connection with their appointments to our board of directors for $10,000 per share.

In December 2007, we sold 389.5799 shares of our Class A Nonvoting Common Stock to certain members of management and employees at $341.36 per share. All such shares were issued pursuant to our 2006 Equity Incentive Plan.

Between September 2007 and April 2008, we issued an aggregate of 10,425 shares of our Class B Voting Common Stock to CCMP in exchange for certain term loans under our second lien credit facility that CCMP had purchased. The exchange ratio in connection with the exchange was one share of our Class B Voting Common Stock per $10,000 of the aggregate outstanding principal amount of the loans that were so exchanged. Such purchased term loans had an aggregate outstanding principal amount equal to $104,250,000.

In November 2008, we issued 1,550 shares of our Series A Preferred Stock to CCMP for an aggregate purchase price of $15,500,000. Between December 2008 and July 2009, we issued an aggregate of 7,760.8845 shares of our Series A Preferred Stock to CCMP in exchange for certain term loans under our second lien credit facility that CCMP had purchased. The exchange ratio in connection with the exchange was one share of our Series A Preferred Stock per $10,000 of the amount paid by CCMP for the loans that were so exchanged. Such purchased term loans had an aggregate outstanding principal amount equal to $154,814,528.

In September 2009, we sold 2,000 shares of our Series A Preferred Stock to certain stockholders for an aggregate purchase price of $20,000,000.

Each of these transactions was exempt from registration pursuant to Section 4(2) of the Securities Act, as it was a transaction by an issuer that did not involve a public offering of securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15. The recipients of securities in each such transactions represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients were given the opportunity to ask questions and receive answers from representatives of the registrant concerning the business and financial affairs of the registrant. Each of the recipients that were employees of the registrant had access to such information through their employment with the registrant.

Item 16.    Exhibits and financial statement schedules

(a)
Exhibits

Exhibit number	Description of exhibits

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of Generac Holdings Inc
3.2*	Amended and Restated Bylaws of Generac Holdings Inc
4.1*	Form of Common Stock Certificate
4.2**	Shareholders Agreement, dated as of November 10, 2006, by and among Generac Holdings Inc., certain stockholders of Generac Holdings Inc., including CCMP Capital Investors II, L.P., various of it affiliated funds, various funds affiliated with Unitas Capital Ltd. and the Management Shareholders (as defined in Shareholders Agreement)
5.1*	Opinion of Weil, Gotshal & Manges L.L.P
10.1*	Equity Incentive Plan
10.2**	Employment Agreement, dated as of November 10, 2006, between Generac and Aaron Jagdfeld
10.3**	Employment Agreement, dated as of November 10, 2006, between Generac and Dawn Tabat
10.4**	Offer Letter to Clement Feng, dated August 7, 2007
10.5	Credit Agreement, dated as of November 10, 2006, by and among Generac, GPS CCMP Merger Corp., Goldman Sachs Credit Partners L.P., as administrative agent, JP Morgan Chase Bank, N.A. as syndication agent, Barclays Bank PLC, as documentation agent, and Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc. as joint lead arrangers and joint bookrunners
10.5.1	First Lien Guarantee and Collateral Agreement, dated November 10, 2006, among Generac Acquisition Corp., GPS CCMP Merger Corp., certain Subsidiaries of GPS CCMP Merger Corp. and Goldman Sachs Credit Partners L.P., as Administrative Agent
10.6	Credit Agreement, dated as of November 10, 2006, by and among Generac, GPS CCMP Merger Corp., JP Morgan Chase Bank, N.A., as administrative agent, Goldman Sachs Credit Partners L.P., as syndication agent, Barclays Bank PLC, as documentation agent, and Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc. as joint lead arrangers and joint bookrunners
10.6.1	Second Lien Lien Guarantee and Collateral Agreement, dated November 10, 2006, among Generac Acquisition Corp., GPS CCMP Merger Corp., certain Subsidiaries of GPS CCMP Merger Corp., Wilmington Trust Company, as Collateral Agent, and JPMorgan Chase Bank, N.A., as Administrative Agent
10.7**	Advisory Services and Monitoring Agreement, dated November 10, 2006
10.8**	2006 Management Equity Incentive Plan, effective as of November 10, 2006
10.9**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and John Bowlin
10.10**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and Ed Leblanc
10.11**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and Roger W. Schaus, Jr.

Exhibit number	Description of exhibits

10.12**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and Allen D. Gillette
10.13**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and York A. Ragen
10.14**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and CCMP Generac Co-Invest, L.P.
10.15**	Subscription and Stock Purchase Agreement dated as of November 25, 2008, by and among GPS CCMP Acquisition Corp., CCMP Capital Investors II L.P. and CCMP Capital Investors (Cayman) II, L.P.
10.16**	Letter Agreement dated July 17, 2009, to the Subscription and Stock Purchase Agreement by and among GPS CCMP Acquisition Corp., CCMP Capital Investors II L.P. and CCMP Capital Investors (Cayman) II, L.P.
10.17**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Aaron P. Jagdfeld
10.18**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Allen D. Gillette
10.19**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Dawn A. Tabat
10.20**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Roger F. Pascavis
10.21**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Roger W. Schaus, Jr.
10.22**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and York A. Ragen
10.23**	Management Subscription and Stock Purchase Agreements dated as of February 23, 2007, by and between GPS CCMP Acquisition Corp. and Ed LeBlanc
10.24**	Management Subscription and Stock Purchase Agreements dated as of February 23, 2007, by and between GPS CCMP Acquisition Corp. and John Bowlin
10.25**	Management Subscription and Stock Purchase Agreements dated as of February 23, 2007, by and between GPS CCMP Acquisition Corp. and Harry K. Hornish, Jr.
10.26**	Exchange Agreement dated as of September 24, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.27**	Exchange Agreement dated as of September 25, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.28**	Amendment to Exchange Agreements dated as of October 22, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.29**	Exchange Agreement dated as of October 19, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.30**	Exchange Agreement dated as of October 30, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.31**	Exchange Agreement dated as of November 13, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.

Exhibit number	Description of exhibits

10.32**	Exchange Agreement dated as of November 21, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.33**	Exchange Agreement dated as of December 4, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.34**	Exchange Agreement dated as of December 5, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.35**	Exchange Agreement dated as of December 6, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.36**	Exchange Agreement dated as of January 11, 2008, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.37**	Exchange Agreement dated as of April 18, 2008, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.38**	Exchange Agreement dated as of November 25, 2008, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P. and GPS CCMP Acquisition Corp.
10.39**	Purchase Agreement dated as of November 12, 2007, by and between William Treffert, The William and Selma Treffert Living Trust Dated February 21, 1998, and GPS CCMP Acquisition Corp.
10.40**	Form of Confidentiality, Non-Competition and Intellectual Property Agreement
10.41**	Employee Nondisclosure and Noncompete Agreement, by and between Generac Power Systems, Inc. and Clement Feng, dated as of September 5, 2007
10.42	Restricted Stock Agreement dated as of December 27, 2007, by and between GPS CCMP Acquisition Corp. and Clement Feng.
10.43	Promissory Note dated December 27, 2007 between Generac Power Systems, Inc. and Clement Feng
10.44*	Form of Restricted Stock Award Agreement
10.45*	Form of Nonqualified Stock Option Award Agreement
10.46	2009 Executive Management Incentive Compensation Program
21.1**	List of Subsidiaries of Generac Holdings Inc.
23.1	Consent of Ernst & Young, Independent Registered Public Accounting Firm, relating to Generac Holdings Inc.
23.2*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto).
24.1**	Power of Attorney of Aaron Jagdfeld.
24.2**	Power of Attorney of York A. Ragen.
24.3**	Power of Attorney of Stephen Murray.
24.4**	Power of Attorney of Timothy Walsh.
24.5**	Power of Attorney of Stephen V. McKenna.
24.6**	Power of Attorney of John D. Bowlin.
24.7**	Power of Attorney of Edward A. LeBlanc.
24.8**	Power of Attorney of Barry J. Goldstein.

*
To be filed by amendment.

**
Previously filed

(b)
Financial Statement Schedules

None.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  i.
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  ii.
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  iii.
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  iv.
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

  (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waukesha, State of Wisconsin, on the 16th day of December, 2009.

GENERAC HOLDINGS INC.
By:	/s/ AARON JAGDFELD
Name: Aaron Jagdfeld Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 16th day of December, 2009.

Signature	Title

/s/ AARON JAGDFELD Aaron Jagdfeld	Chief Executive Officer and Director
/s/ YORK A. RAGEN York A. Ragen	Chief Financial Officer and Chief Accounting Officer
* John D. Bowlin	Director
* Barry J. Goldstein	Director
* Edward A. LeBlanc	Director
* Stephen V. McKenna	Director
* Stephen Murray	Director
* Timothy Walsh	Director

*By:	/s/ AARON JAGDFELD
Attorney- in- Fact

Exhibit Index

Exhibit number	Description of exhibits

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of Generac Holdings Inc
3.2*	Amended and Restated Bylaws of Generac Holdings Inc
4.1*	Form of Common Stock Certificate
4.2**	Shareholders Agreement, dated as of November 10, 2006, by and among Generac Holdings Inc., certain stockholders of Generac Holdings Inc., including CCMP Capital Investors II, L.P., various of it affiliated funds, various funds affiliated with Unitas Capital Ltd. and the Management Shareholders (as defined in Shareholders Agreement)
5.1*	Opinion of Weil, Gotshal & Manges L.L.P
10.1*	Equity Incentive Plan
10.2**	Employment Agreement, dated as of November 10, 2006, between Generac and Aaron Jagdfeld
10.3**	Employment Agreement, dated as of November 10, 2006, between Generac and Dawn Tabat
10.4**	Offer Letter to Clement Feng, dated August 7, 2007
10.5	Credit Agreement, dated as of November 10, 2006, by and among Generac, GPS CCMP Merger Corp., Goldman Sachs Credit Partners L.P., as administrative agent, JP Morgan Chase Bank, N.A. as syndication agent, Barclays Bank PLC, as documentation agent, and Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc. as joint lead arrangers and joint bookrunners
10.5.1	First Lien Guarantee and Collateral Agreement, dated November 10, 2006, among Generac Acquisition Corp., GPS CCMP Merger Corp., certain Subsidiaries of GPS CCMP Merger Corp. and Goldman Sachs Credit Partners L.P., as Administrative Agent
10.6	Credit Agreement, dated as of November 10, 2006, by and among Generac, GPS CCMP Merger Corp., JP Morgan Chase Bank, N.A., as administrative agent, Goldman Sachs Credit Partners L.P., as syndication agent, Barclays Bank PLC, as documentation agent, and Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc. as joint lead arrangers and joint bookrunners
10.6.1	Second Lien Lien Guarantee and Collateral Agreement, dated November 10, 2006, among Generac Acquisition Corp., GPS CCMP Merger Corp., certain Subsidiaries of GPS CCMP Merger Corp., Wilmington Trust Company, as Collateral Agent, and JPMorgan Chase Bank, N.A., as Administrative Agent
10.7**	Advisory Services and Monitoring Agreement, dated November 10, 2006
10.8**	2006 Management Equity Incentive Plan, effective as of November 10, 2006
10.9**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and John Bowlin
10.10**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and Ed Leblanc
10.11**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and Roger W. Schaus, Jr.
10.12**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and Allen D. Gillette
10.13**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and York A. Ragen

Exhibit number	Description of exhibits

10.14**	Subscription and Stock Purchase Agreement dated as of September 2, 2009, by and between GPS CCMP Acquisition Corp. and CCMP Generac Co-Invest, L.P.
10.15**	Subscription and Stock Purchase Agreement dated as of November 25, 2008, by and among GPS CCMP Acquisition Corp., CCMP Capital Investors II L.P. and CCMP Capital Investors (Cayman) II, L.P.
10.16**	Letter Agreement dated July 17, 2009, to the Subscription and Stock Purchase Agreement by and among GPS CCMP Acquisition Corp., CCMP Capital Investors II L.P. and CCMP Capital Investors (Cayman) II, L.P.
10.17**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Aaron P. Jagdfeld
10.18**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Allen D. Gillette
10.19**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Dawn A. Tabat
10.20**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Roger F. Pascavis
10.21**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and Roger W. Schaus, Jr.
10.22**	Restricted Stock Agreement dated as of November 10, 2006, by and between GPS CCMP Acquisition Corp. and York A. Ragen
10.23**	Management Subscription and Stock Purchase Agreements dated as of February 23, 2007, by and between GPS CCMP Acquisition Corp. and Ed LeBlanc
10.24**	Management Subscription and Stock Purchase Agreements dated as of February 23, 2007, by and between GPS CCMP Acquisition Corp. and John Bowlin
10.25**	Management Subscription and Stock Purchase Agreements dated as of February 23, 2007, by and between GPS CCMP Acquisition Corp. and Harry K. Hornish, Jr.
10.26**	Exchange Agreement dated as of September 24, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.27**	Exchange Agreement dated as of September 25, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.28**	Amendment to Exchange Agreements dated as of October 22, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.29**	Exchange Agreement dated as of October 19, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.30**	Exchange Agreement dated as of October 30, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.31**	Exchange Agreement dated as of November 13, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.32**	Exchange Agreement dated as of November 21, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.

Exhibit number	Description of exhibits

10.33**	Exchange Agreement dated as of December 4, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.34**	Exchange Agreement dated as of December 5, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.35**	Exchange Agreement dated as of December 6, 2007, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.36**	Exchange Agreement dated as of January 11, 2008, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.37**	Exchange Agreement dated as of April 18, 2008, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P., and GPS CCMP Acquisition Corp.
10.38**	Exchange Agreement dated as of November 25, 2008, by and among CCMP Capital Investors II, L.P., CCMP Capital Investors (Cayman) II, L.P. and GPS CCMP Acquisition Corp.
10.39**	Purchase Agreement dated as of November 12, 2007, by and between William Treffert, The William and Selma Treffert Living Trust Dated February 21, 1998, and GPS CCMP Acquisition Corp.
10.40**	Form of Confidentiality, Non-Competition and Intellectual Property Agreement
10.41**	Employee Nondisclosure and Noncompete Agreement, by and between Generac Power Systems, Inc. and Clement Feng, dated as of September 5, 2007
10.42	Restricted Stock Agreement dated as of December 27, 2007, by and between GPS CCMP Acquisition Corp. and Clement Feng.
10.43	Promissory Note dated December 27, 2007 between Generac Power Systems, Inc. and Clement Feng
10.44*	Form of Restricted Stock Award Agreement
10.45*	Form of Nonqualified Stock Option Award Agreement
10.46	2009 Executive Management Incentive Compensation Program
21.1**	List of Subsidiaries of Generac Holdings Inc.
23.1	Consent of Ernst & Young, Independent Registered Public Accounting Firm, relating to Generac Holdings Inc.
23.2*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto).
24.1**	Power of Attorney of Aaron Jagdfeld.
24.2**	Power of Attorney of York A. Ragen.
24.3**	Power of Attorney of Stephen Murray.
24.4**	Power of Attorney of Timothy Walsh.
24.5**	Power of Attorney of Stephen V. McKenna.
24.6**	Power of Attorney of John D. Bowlin.
24.7**	Power of Attorney of Edward A. LeBlanc.
24.8**	Power of Attorney of Barry J. Goldstein.

*      To be filed by amendment.

**    Previously filed